IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION


SEC MAIL PROCESSING
RECEIVED
MAR 1 8 2013
WASH, D.C.
193
SECTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS


13000346

Sunnyside Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

0001571398
(Registrant's CIK Number)

Exhibit 99.3 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333-
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvington, State of New York on March 18, 2013.

SUNNYSIDE BANCORP, INC.



By: ______________________________
Timothy D. Sullivan
President and Chief Executive Officer

{Clients/1521/00183227.DOC/ }

EXHIBIT 99.3

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Sunnyside Federal Savings and Loan Association of Irvington
Irvington, New York

As Of:
March 5, 2013

Prepared By:

Keller & Company, Inc.
555 Metro Place North
Suite 524
Dublin, Ohio 43017
(614) 766-1426

KELLER & COMPANY

KELLER & COMPANY, INC.
FINANCIAL INSTITUTION CONSULTANTS
555 METRO PLACE NORTH
SUITE 524
DUBLIN, OHIO 43017

(614) 766-1426 (614) 766-1459 FAX

March 13, 2013

Board of Directors
Sunnyside Federal Savings and Loan Association of Irvington
56 Main Street
Irvington, New York 10533

To the Board:

We hereby submit our independent appraisal of the pro forma market value of the to-be-issued stock of Sunnyside Bancorp, Inc. (the "Corporation"), which is the holding company of Sunnyside Federal Savings And Loan Association of Irvington ("Sunnyside Federal" or the "Association"), Irvington, New York. Such stock is to be issued in connection with the application by the Corporation to complete a stock offering, with the Corporation to own 100 percent of the stock of the Association. This appraisal, as of March 5, 2013, was prepared and provided to the Association in accordance with regulatory appraisal requirements and regulations.

Keller & Company, Inc. is an independent, financial institution consulting firm that serves both thrift institutions and banks throughout the U.S. The firm is a full-service consulting organization, as described in more detail in Exhibit A, specializing in business and strategic plans, stock valuations, conversion and reorganization appraisals, market studies and fairness opinions for thrift institutions and banks. The firm has affirmed its independence in this transaction with the preparation of its Affidavit of Independence, a copy of which is included as Exhibit C.

Our appraisal is based on the assumption that the data provided to us by Sunnyside Federal and the material provided by the independent auditors, Fontanella and Babitts, Totowa, New Jersey, are both accurate and complete. We did not verify the financial statements provided to us, nor did we conduct independent valuations of the Association's assets and liabilities. We have also used information from other public sources, but we cannot assure the accuracy of such material.

In the preparation of this appraisal, we held discussions with the management of Sunnyside Federal, with the law firm of Luse Gorman Pomerenk & Schick, P.C., Washington, D.C., the Association's conversion counsel, and with Fontanella and Babitts, the Association's outside auditor. Further, we viewed the Association's local economy and primary market area and also reviewed the Association's most recent business plan as part of our review process.

This valuation must not be considered to be a recommendation as to the purchase of stock in the Corporation, and we can provide no guarantee or assurance that any person who purchases shares of the Corporation's stock will be able to later sell such shares at a price equivalent to the price designated in this appraisal.

Our valuation will be further updated as required and will give consideration to any new developments in Sunnyside Federal's operation that have an impact on operations or financial condition. Further, we will give consideration to any changes in general market conditions and to specific changes in the market for publicly-traded thrift institutions. Based on the material impact of any such changes on the pro forma market value of the Corporation as determined by this firm, we will make necessary adjustments to the Corporation's appraised value in an appraisal update.

It is our opinion that as of March 13, 2013, the pro forma market value or appraised value of the Corporation is $6,000,000 at the midpoint. The pro forma valuation range of the Corporation is from a minimum of $5,100,000 to a maximum of $6,900,000, with a maximum, as adjusted, of $7,935,500, representing 510,000 shares, 690,000 shares and 793,500 shares at $10 per share at the minimum, maximum, and maximum, as adjusted, respectively.

The pro forma appraised value of Sunnyside Bancorp, Inc., as of March 5, 2013, is $6,000,000 at the midpoint.

Very truly yours,

KELLER & COMPANY, INC.



TABLE OF CONTENTS

TABLE OF CONTENTS (cont.)

LIST OF EXHIBITS

LIST OF EXHIBITS (cont.)

ALPHABETICAL EXHIBITS

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Sunnyside Federal Savings and Loan Association of Irvington
Irvington, New York

As Of:
March 5, 2013

INTRODUCTION

Keller & Company, Inc. is an independent financial institution appraisal firm and has prepared this Conversion Valuation Appraisal Report ("Report"), which provides the pro forma market value of the to-be-issued common stock of Sunnyside Bancorp, Inc. (the "Corporation"), which will be formed as part of the conversion to own all of the to-be-issued shares of common stock of Sunnyside Federal Savings and Loan Association of Irvington ("Sunnyside Federal" or the "Association"), Irvington, New York. The shares of common stock are to be issued in connection with the Association's Application for Approval of Conversion from a federal mutual savings association to a federal stock savings association.

The Application is being filed with the Office of the Comptroller of the Currency ("OCC") and the Board of Governors of the Federal Reserve System ("Federal Reserve Board"). Such Application for Conversion has been reviewed by us, including the Prospectus and related documents, and discussed with the Association's management and the Association's conversion counsel, Luse Gorman Pomerenk & Schick, P.C., Washington, D.C.

This conversion appraisal was prepared based on the guidelines entitled "Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from the Mutual to Stock Form of Organization." The Report provides detailed exhibits based on the Revised Guidelines and a discussion on each of the fourteen factors that need to be considered. Our valuation will be updated in accordance with the Revised Guidelines and will consider any changes in market conditions for thrift institutions.

The pro forma market value is defined as the price at which the stock of the Corporation after conversion would change hands between a typical willing buyer and a typical willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and with both parties having reasonable knowledge of relevant facts in an arm's-length transaction. The appraisal assumes the Corporation is a going concern and that the shares issued by the Corporation in the conversion are sold in noncontrol blocks.

Introduction (cont.)

In preparing this conversion appraisal, we have reviewed the financial statements for the five fiscal years ended December 31, 2012, and discussed them with Sunnyside Federal's management and with Sunnyside Federal's independent auditors, Fontanella & Babitts, Certified Public Accountants, Totowa, New Jersey. We have also discussed and reviewed with management other financial matters and have reviewed internal projections. We have reviewed the Association's preliminary Form AC and discussed it with management and with the Association's conversion counsel.

We have visited Sunnyside Federal's home office and have traveled the surrounding area. We have studied the economic and demographic characteristics of the primary market area, and analyzed the Association's primary market area relative to New York and the United States. We have also examined the competitive market within which Sunnyside Federal operates, giving consideration to the area's numerous financial institution offices, mortgage banking offices, and credit union offices and other key market area characteristics, both positive and negative.

We have given consideration to the market conditions for securities in general and for publicly traded thrift stocks in particular. We have examined the performance of selected publicly traded thrift institutions and compared the performance of Sunnyside Federal to those selected institutions.

Our valuation is not intended to represent and must not be interpreted to be a recommendation of any kind as to the desirability of purchasing the to-be-outstanding shares of common stock of the Corporation. Giving consideration to the fact that this appraisal is based on numerous factors that can change over time, we can provide no assurance that any person who purchases the stock of the Corporation in this mutual-to-stock conversion will subsequently be able to sell such shares at prices similar to the pro forma market value of the Corporation as determined in this conversion appraisal.

I. DESCRIPTION OF SUNNYSIDE FEDERAL SAVINGS AND LOAN ASSOCIATION

GENERAL

Sunnyside Federal, Irvington, New York, was organized in 1930 as a federal chartered mutual savings and loan association. Sunnyside Federal conducts its business from its main office in Irvington in Westchester County, New York. The Association's primary retail market area is comprised of the Westchester County towns of Irvington, Tarrytown and Sleepy Hollow and the Association's lending area extends into Westchester, Putnam and Rockland Counties.

Sunnyside Federal's deposits are insured up to applicable limits by the FDIC in the Deposit Insurance Fund ("DIF"). The Association is also subject to certain reserve requirements of the Federal Reserve Board. Sunnyside Federal is a member of the Federal Home Loan Bank (the "FHLB") of New York and is regulated by the OCC. As of December 31, 2012, Sunnyside Federal had assets of $94,054,603, deposits of $86,185,677, and equity of $6,214,005.

Sunnyside Federal is a community-oriented financial institution which has been principally engaged in the business of serving the financial needs of the public in its local communities and throughout its market area. Sunnyside Federal has been actively and consistently involved in the origination of one-to four-family mortgage loans, which represented 86.4 percent of its loan portfolio at December 31, 2012, and a similar 86.3 percent of its loan portfolio at fiscal year end December 31, 2011.

At December 31, 2012, 98.6 percent of the Association's gross loans consisted of all types of real estate loans, compared to a larger 99.7 percent at December 31, 2011, with the source of funds being retail deposits from residents in its local communities and no FHLB advances. The Association is also an originator of commercial real estate loans, multi-family loans, home equity lines of credit, commercial loans, and consumer loans. Consumer loans include loans on savings accounts and other secured and unsecured personal loans.

General (cont.)

The Association had $48.8 million, or 51.9 percent of its assets in cash and investments, excluding FHLB stock, with $34.7 million or 36.94 percent in mortgage-backed securities at December 31, 2012. The Association had an additional $201,200, or 0.2 percent of its assets in FHLB stock, with the combined total of investments, certificates of deposit, FHLB stock and cash and cash equivalents being $49.0 million or 52.1 percent of assets at December 31, 2012. Deposits and equity have been the primary sources of funds for the Association's lending and investment activities.

Based on the midpoint value established herein, the Association's gross amount of stock to be sold in the offering will be $6,000,000 or 600,000 shares at $10 per share representing the midpoint appraised value of $6.0 million. The net conversion proceeds will be $5.2 million, reflecting conversion expenses of approximately $756,000. The ESOP will represent 7.0 percent of the gross shares issued, or 42,000 shares at $10 per share, totaling $420,000. The Association also plans to establish a Stock Award Plan, representing 3.0 percent of the gross shares issued or 18,000 at $10 per share, subject to shareholder approval. The Association's net proceeds will be invested in residential and commercial real estate loans and initially invested in short term investments. The Association may also use the proceeds to expand services, expand operations, diversify into other businesses, or for any other purposes authorized by law.

Sunnyside Federal has seen a moderate decrease in deposits over the past four years with deposits decreasing 12.1 percent from December 31, 2008, to December 31, 2011, and then increasing 6.4 percent from December 31, 2011, to December 31, 2012. The Association has focused on increasing its commercial loans with lesser dollar increases in all other loan categories during the past four years, monitoring its earnings and monitoring its nonperforming assets. Equity to assets increased from 6.00 percent of assets at December 31, 2008, to 7.26 percent at December 31, 2011, and then decreased to 6.61 percent at December 31, 2012, influenced by a strong rise in assets.

General (cont.)

Sunnyside Federal's primary lending strategy has been to focus on the origination of one- to four-family loans, commercial real estate loans, multi-family loans, home equity loans, and commercial loans.

Sunnyside Federal's share of one- to four-family loans has increased from 86.3 percent of gross loans at December 31, 2011, to 86.4 percent at December 31, 2012. Commercial real estate loans and multi-family loans decreased slightly from 11.5 percent of gross loans at December 31, 2011, to 10.4 percent at December 31, 2012. Home equity loans decreased slightly from 1.9 percent to 1.8 percent from December 31, 2011, to December 31, 2012. All types of mortgage loans as a group decreased slightly from 99.7 percent of gross loans at December 31, 2011, to 98.6 percent at December 31, 2012. The decrease in mortgage loans was offset by the Association's modest increase in commercial loans. The Association's share of consumer and commercial loans witnessed an increase in their share of loans from 0.3 percent at December 31, 2011, to 1.4 percent at December 31, 2012. Consumer loans decreased from 0.3 percent at December 31, 2011, to 0.2 percent at December 31, 2012. Commercial loans increased from zero at December 31, 2011, to 1.2 percent at December 31, 2012.

Management's internal strategy has also included continued emphasis on maintaining an adequate and appropriate allowance for loan losses relative to loans and nonperforming assets in recognition of the more stringent requirements within the industry to establish and maintain higher general valuation allowances. At December 31, 2011, Sunnyside Federal had $313,000 in its loan loss allowance or 0.80 percent of gross loans, which increased to $314,000 and represented a lower 0.78 percent of gross loans at December 31, 2012, due to the Association's increase in loans.

Interest income from loans and investments has been the primary basis of earnings with the net interest margin being the key determinant of net earnings. With a dependence on net interest margin for earnings, current management will focus on strengthening the Association's net interest margin without undertaking excessive credit risk and will not pursue any significant change in its interest rate risk position.

PERFORMANCE OVERVIEW

Sunnyside Federal's financial position for the two most recent fiscal years ended December 31, 2012, is highlighted through the use of selected financial data in Exhibit 5. Sunnyside Federal has focused on maintaining its allowance for loan loss, controlling its overhead ratio, increasing its loans and deposits, increasing its investments, and striving to control its net interest margin. Sunnyside Federal has experienced a modest increase in assets from December 31, 2011, to December 31, 2012, with similar increases in loans and deposits, a modest decrease in equity and a moderate increase in investments over the same period. Assets, loans and deposits have all increased from December 31, 2011, to December 31, 2012, after moderate decreases from December 31, 2008, to December 31, 2011.

Sunnyside Federal experienced an increase in assets of $4.8 million or 5.4 percent for the period of December 31, 2011, to December 31, 2012. The Association's net loan portfolio, including mortgage loans and nonmortgage loans, increased from $38.9 million at December 31, 2011, to $39.9 million at December 31, 2012, and represented a total increase of $1.0 million, or 2.6 percent.

Sunnyside Federal has pursued obtaining funds through deposits with no use of FHLB advances since 2010. The Association's competitive rates for deposits in its local market in conjunction with its focus on service have been the sources and strategies for attracting retail deposits. Deposits increased a moderate 6.4 percent from December 31, 2011, to December 31, 2012. The Association has not pursued an aggressive deposit pricing program. The Association's FHLB advances were zero at December 31, 2011, and at December 31, 2012.

Performance Overview (cont.)

Sunnyside Federal has witnessed a decrease in its equity amount and equity ratio from December 31, 2011, to December 31, 2012. At December 31, 2011, the Association had equity of $6.5 million representing a 7.26 percent equity to assets ratio and then decreased to $6.2 million by December 31, 2012, representing a lower 6.61 percent equity to asset ratio, with the decrease due to the Association's loss in 2012 combined with an increase in assets.

INCOME AND EXPENSE

Exhibit 6 presents selected operating data for Sunnyside Federal, reflecting the Association's income and expense trends. This table provides key income and expense figures in dollars for the fiscal years of 2011 and 2012.

Sunnyside Federal has experienced an overall decrease in its dollar level of interest income from fiscal year ended December 31, 2011, to December 31, 2012, due to the Association's decrease in yield on interest-earning assets. Interest income decreased from $3.2 million in 2011 to $2.8 million in 2012. In fiscal year 2012, interest income decreased $421,000 or 13.2 percent to $2.8 million.

The Association's interest expense experienced a similar trend, also decreasing from fiscal year 2011 to 2012. Interest expense decreased $65,000 or 8.4 percent, from 2011 to 2012, compared to a dollar decrease in interest income of $421,000 or 13.2 percent, for the same time period. This resulted in a moderate dollar decrease in annual net interest income of $356,000 or 14.5 percent for the fiscal year ended December 31, 2012, compared to fiscal year 2011, and a moderate decrease in the net interest margin ratio and the net interest spread ratio.

The Association has made provisions for loan losses in one of the past two fiscal years of 2011 and 2012. The amounts of provisions were determined in recognition of the Association's nonperforming assets, charge-offs, repossessed assets and lending activity. The

Income and Expense (cont.)

loan loss provisions were $9,000 and zero in the fiscal years ended December 31, 2011 and 2012, respectively. The impact of these loan loss provisions has been to provide Sunnyside Federal with a general valuation allowance of $314,000 at December 31, 2012, or 0.78 percent of gross loans and was not meaningful as a ratio to nonperforming assets, due to the Association's absence of nonperforming assets.

Total other income or noninterest income, including gains and losses, increased from fiscal year 2011 to 2012. The Association had noninterest income of $193,000 in 2011 and $234,000 in 2012, resulting in an increase in noninterest income of $41,000 or 21.2 percent. Noninterest income represented 0.22 percent of assets in 2011 and 0.26 percent of assets in 2012. Noninterest income consists primarily of fees and charges, gain on sale of securities and income from the Association's bank-owned life insurance.

The Association's general and administrative expenses or noninterest expenses decreased from $2,488,000 for the fiscal year of 2011 to $2,463,000 for the fiscal year of 2012. The dollar decrease in noninterest expenses was $25,000 from 2011 to 2012, representing a percentage decrease of 1.0 percent. On a percent of average assets basis, operating expenses decreased slightly from 2.74 percent of average assets for the fiscal year ended December 31, 2011, to 2.72 percent for the fiscal year ended December 31, 2012, which was lower than the current industry average of approximately 3.14 percent.

The net earnings position of Sunnyside Federal has indicated modest earnings in fiscal year 2011 and a modest loss in fiscal year 2012. The annual net income figures for the past two fiscal years of 2011 and 2012 were $125,000 and $(320,000), representing returns on average assets of 0.14 percent and (0.35) percent, respectively.

Exhibit 7 provides the Association's normalized earnings or core earnings for the twelve months ended December 31, 2012. The Association's normalized earnings eliminate any

Income and Expense (cont.)

nonrecurring income and expense items. There was one core adjustment for the fiscal year ended December 31, 2012. An amount of $48,000 in pre-tax gains on securities was deducted from net income before tax, increasing the loss to a core loss of $352,000 and resulting in a core ROAA of a negative 0.38 percent.

The key performance indicators comprised of selected operating ratios, asset quality ratios and equity ratios are shown in Exhibit 8 to reflect the results of performance. The Association's return on assets decreased from 0.14 percent in fiscal year 2011, to (0.35) percent in fiscal year 2012.

The Association's average net interest rate spread decreased from 2.99 percent in fiscal year 2011 to 2.53 percent in fiscal year 2012, representing a decrease of 46 basis points. The Association's net interest margin indicated a similar trend, decreasing from 3.02 percent in fiscal year 2011 to 2.56 percent in fiscal year 2012, representing a decrease of 46 basis points.

The Association's return on average equity decreased from 2011 to 2012. The return on average equity decreased from 1.97 percent in 2011 to (4.97) percent in fiscal year 2012.

Sunnyside Federal's ratio of average interest-earning assets to average interest-bearing liabilities increased modestly from 97.30 percent at December 31, 2011, to a higher 103.61 percent at December 31, 2012.

The Association's ratio of noninterest expenses to average assets decreased from 2.74 percent in fiscal year 2011, to a slightly lower 2.72 percent in fiscal year 2012. Another key noninterest expense ratio reflecting efficiency of operation is the ratio of noninterest expenses to noninterest income plus net interest income referred to as the "efficiency ratio." The thrift industry norm is 58.56 percent with the lower the ratio indicating higher efficiency. The Association has been characterized with a modestly lower level of efficiency in the past, reflected

Income and Expense (cont.)

in its higher efficiency ratio, which increased from 93.97 percent in 2011 to 105.63 percent in 2012. The average efficiency ratio for thrift institutions with assets less than $100 million is a higher 85.3 percent.

Earnings performance can be affected by an institution's asset quality position. The ratio of nonperforming assets to total assets is a key indicator of asset quality. Sunnyside Federal witnessed no change in its nonperforming asset ratio from fiscal year 2011 to 2012 which remained at zero. By definition, nonperforming assets consist of loans delinquent 90 days or more, nonaccruing loans and repossessed assets. The Association's allowance for loan losses to loans was 0.78 percent at December 31, 2012, resulting primarily from the Association's growth in loans in 2012, with a minimal rise in allowance for loan losses.

Exhibit 9 provides the changes in net interest income due to rate and volume changes for the fiscal year of 2012. In fiscal year 2012, net interest income decreased $356,000, due to a decrease in interest income of $421,000, reduced by a $65,000 decrease in interest expense. The decrease in interest income was due to a decrease due to rate of $379,000, accented by a decrease due to volume of $42,000. The decrease in interest expense was due to a decrease due to rate of $68,000, reduced by an increase due to volume of $3,000.

YIELDS AND COSTS

The overview of yield and cost trends for the years ended December 31, 2011 and 2012, can be seen in Exhibit 10, which offers a summary of key yields on interest-earning assets and costs of interest-bearing liabilities.

Sunnyside Federal's weighted average yield on its loan portfolio decreased 17 basis points from fiscal year 2011 to 2012, from 5.52 percent to 5.35 percent. The yield on investment securities decreased 41 basis points from fiscal year 2011 to 2012, from 2.01 percent to 1.60 percent. The yield on mortgage-backed securities decreased 100 basis points from fiscal year 2011 to 2012, from 2.81 percent to 1.81 percent. The yield on interest-bearing deposits and fed funds increased 11 basis points from fiscal year 2011 to 2012, from 0.24 percent to 0.35 percent. The Association's yield on interest-earning assets decreased from 3.93 percent in 2011 to 3.39 percent in 2012 or 54 basis points and decreased another 15 basis points to 3.24 percent at December 31, 2012.

Sunnyside Federal's weighted average cost of interest-bearing liabilities decreased 8 basis points from 0.94 percent in fiscal year 2011 to 0.86 percent in fiscal year 2012, which was less than the Association's 54 basis point decrease in yield on interest-earning assets, resulting in a decrease in the Association's interest rate spread of 46 basis points from 2.99 percent to 2.53 percent from 2011 to 2012. The Association's cost of interest-bearing liabilities continued to decrease from 0.86 percent for fiscal year 2012 to 0.82 percent at December 31, 2012, or 4 basis points, which was less than the corresponding decrease in yield on interest-earning assets which decreased 15 basis points to 3.24 percent, resulting in an 11 basis point decrease in interest rate spread from 2.53 percent in 2012 to 2.42 percent at December 31, 2012. The Association's net interest margin decreased from 3.02 percent in fiscal year 2011 to 2.56 percent in fiscal year 2012.

INTEREST RATE SENSITIVITY

Sunnyside Federal has monitored its interest rate sensitivity position and focused on maintaining a stronger equity position and maintaining a moderate balance of rate sensitive assets by originating a modest share of adjustable-rate mortgage loans and maintaining a modest balance of short-term and adjustable-rate mortgage-backed securities. Sunnyside Federal recognizes the thrift industry's historically higher interest rate risk exposure, which caused a negative impact on earnings and market value of portfolio equity in the past as a result of significant fluctuations in interest rates, specifically rising rates in the past. Such exposure was due to the disparate rate of maturity and/or repricing of assets relative to liabilities commonly referred to as an institution's "gap." The larger an institution's gap, the greater the risk (interest rate risk) of earnings loss due to a decrease in net interest margin and a decrease in market value of equity or portfolio loss. In response to the potential impact of interest rate volatility and negative earnings impact, many institutions have taken steps to minimize their gap position. This frequently results in a decline in the institution's net interest margin and overall earnings performance.

The Association measures its interest rate risk through the use of its net interest income level ("NII") and change over a one-year period. The NII level and change in NII for the Association is calculated on a quarterly basis by an outside firm, showing the level of the NII and change in NII for the Association under rising and falling interest rates. Such change in NII under changing rates is reflective of the Association's interest rate risk exposure.

There are numerous factors which have a measurable influence on interest rate sensitivity in addition to changing interest rates. Such key factors to consider when analyzing interest rate sensitivity include the loan payoff schedule, accelerated principal payments, deposit maturities, interest rate caps on adjustable-rate mortgage loans and deposit withdrawals.

Interest Rate Sensitivity (cont.)

Exhibit 11 provides the Association's level of net interest income as of December 31, 2012, and the change in the Association's net interest income under rising and declining interest rates. The focus of this exposure table is a 200 basis points change in interest rates either up or down.

The Association's change in its NII at December 31, 2012, based on a rise in interest rates of 100 basis points was a 0.10 percent decrease, representing a dollar decrease in net interest income of $20,000. In contrast, based on a decline in interest rates of 100 basis points, the Association's NII was estimated to decrease 4.70 percent or $100,000 at December 31, 2012. The Association's change in NII, based on a 200 basis point rise in rates was a 2.01 percent decrease or $64,000.

The Association is aware of its minimal interest rate risk exposure to its net interest income under rapidly rising rates and falling rates. Due to Sunnyside Federal's desire to control its interest rate exposure, the Association plans to become more active in the sale of fixed-rate one- to four-family mortgage loans.

LENDING ACTIVITIES

Sunnyside Federal has focused its lending activity on the origination of conventional mortgage loans secured by one- to four-family dwellings with modest activity in commercial real estate loans, multi-family loans, home equity loans, commercial business loans and consumer loans. Exhibit 12 provides a summary of Sunnyside Federal's loan portfolio, by loan type, at December 31, 2011 and 2012.

Residential loans secured by one- to four-family dwellings was the primary loan type, representing 86.4 percent of the Association's gross loans as of December 31, 2012. This share has seen a slight increase from 86.3 percent at December 31, 2011. The second largest individual loan category was commercial real estate and multi-family loans, which represented 10.4 percent of loans at December 31, 2012, decreasing from 11.5 percent at December 31, 2011. The third largest loan type as of December 31, 2012, was home equity loans, which comprised a 1.8 percent share of gross loans, compared to a larger 1.9 percent as of December 31, 2011. The commercial business loan category was the fourth largest loan type at December 31, 2012, which represented 1.2 percent of gross loans, compared to zero at December 31, 2011. The final loan category was consumer loans, which represented 0.2 percent of gross loans at December 31, 2012, down from 0.3 percent at December 31, 2011. The three real estate loan categories represented 98.6 percent of gross loans at December 31, 2012, compared to a larger 99.7 percent of gross loans at December 31, 2011.

Commercial loans represented a minimal size loan category for Sunnyside Federal with regard to the amount of loans. These loans totaled $500,000 and represented 1.2 percent of total loans at December 31, 2012, compared to zero at December 31, 2011.

The other consumer loan category was the remaining loan category at December 31, 2012, and represented a minimal 0.2 percent of gross loans compared to .03 percent at December 31, 2011. The primary types of consumer loans are savings account loans, and secured and unsecured personal loans. Consumer loans were the smallest overall loan type at December 31, 2012, and also the smallest loan type at December 31, 2011.

Lending Activities (cont.)

The overall mix of loans has witnessed minimal changes from December 31, 2011, to December 31, 2012, with the Association having increased its balance of loans due to rises in one- to four-family loans and commercial business loans.

The emphasis of Sunnyside Federal's lending activity is the origination of conventional mortgage loans secured by one- to four-family residences. Such residences are located in Sunnyside Federal's lending market area which includes all of Westchester, Putnam and Rockland Counties in New York. At December 31, 2012, 86.4 percent of Sunnyside Federal's gross loans consisted of loans secured by one- to four-family residential properties.

The Association originates five-year adjustable-rate mortgage loans ("ARMs") and fixed-rate mortgage loans. The Association's ARM loans have an initial term of five years and adjust thereafter. The maximum rate adjustment for ARMs is 2.0 percent per adjustment period and 6.0 percent over the life of the loan. The Association's ARMs have a normal term of thirty years.

The Association's fixed-rate one- to four-family mortgage loans have normal terms of 15 to 30 years. The Association does not currently sell any of its one- to four-family fixed-rate loans in the secondary market. The Association does plan to begin selling its newly originated fixed-rate one- to four-family loans in the secondary market, focused on selling those loans with terms of 15 years or longer. Such plan will be contingent on market conditions. Historically, the majority of Sunnyside Federal's one-to four-family mortgage loan portfolio has been fixed-rate mortgage loans, which represented 66.8 percent of one-to four-family mortgage loans at December 31, 2012, with 33.2 percent being ARMs.

The normal loan-to-value ratio for conventional mortgage loans to purchase or refinance one-to four-family dwellings generally does not exceed 80 percent at Sunnyside Federal, even though the Association will grant loans with up to a 95 percent loan to value ratio. Private mortgage insurance is generally required for loans with a loan-to-value ratio in excess of 80.0 percent. Mortgage loans originated by the Association include due-on-sale clauses enabling the

Lending Activities (cont.)

Association to adjust rates on fixed-rate loans in the event the borrower transfers ownership. The Association normally exercises its rights under these clauses.

Sunnyside Federal has also been an active originator of commercial real estate and multi-family loans. The Association will continue to make commercial real estate and multi-family loans as part of its strategy to strengthen its yield on loans. The Association had a total of $4.2 million in commercial real estate, multi-family and nonowner-occupied one- to four-family loans at December 31, 2012, or 10.4 percent of gross loans, compared to $4.5 million or 11.5 percent of gross loans at December 31, 2011. Most of the commercial real estate loans are secured by office buildings, retail stores, apartments, warehouses, churches and other commercial properties and are located in the Association's primary market area.

The smallest category of real estate loans is home equity lines of credit, which totaled only $701,000 at December 31, 2012, down from $741,000 December 31, 2011. The Association will continue to originate home equity lines of credit to owners on properties located in the Association's market area. Home equity lines of credit are made with fixed- or adjustable-rate loans with combined loan-to-value ratios of 90.0 percent on owner-occupied residences.

The Association also originates commercial business loans to area businesses which totaled $500,000 and represented 1.2 percent of loans at December 31, 2012, up from zero at December 31, 2011. Such business loans are either term loans or lines of credit and are generally secured by equipment, inventory and accounts receivable. Consumer and other loans originated consist primarily of secured and unsecured personal loans, and savings account loans and represented only $71,000 or 0.2 percent of gross loans at December 31, 2012, down from $123,000 or 0.3 percent of loans at December 31, 2011.

Exhibit 13 provides a loan maturity schedule for Sunnyside Federal at December 31, 2012. The Association has a lower 14.5 percent of its loans at December 31, 2012, due in 5 years or less and a much larger 85.5 percent due in 10 to 30 years. The Association has a predominance of fixed-rate loans versus adjustable-rate loans, with fixed-rate loans representing 69.2 percent of loans compared to 30.8 percent in adjustable-rate loans. One- to four-family loans have a slightly higher 33.2 percent share of loans in adjustable-rate loans at December 31, 2012.

As indicated in Exhibit 14, Sunnyside Federal indicated a predominance of one- to four-family loan originations. One- to four-family loan originations totaled $7.1 million in fiscal year ended December 31, 2012, and represented 93.1 percent of total loan originations and totaled $3.8 million in fiscal 2011 and represented 92.7 percent of total loan originations. The second largest loan origination category in 2012 was other loans, which totaled $511,000 and represented 6.7 percent of total originations followed by home equity loans, which totaled $14,000 and represented a lesser 0.2 percent of total loan originations. In 2011, the second largest loan category was home equity loans, which totaled $161,000 and represented 4.0 percent of total originations, followed by other loans, which totaled $111,000 and represented 2.7 percent of total loan originations.

The Association had $7.7 million in loan originations in fiscal 2012, and $1.9 million in loan purchases and no loan sales, resulting in a net increase in loans of $964,000 or 2.5 percent. In 2011, the Association had $4.1 million in loan originations with no loan purchases or sales, resulting in a net decrease in loans of $4.8 million or 10.9 percent.

NONPERFORMING ASSETS

Sunnyside Federal understands asset quality risk and the direct relationship of such risk to delinquent loans and nonperforming assets including real estate owned. The quality of assets has been a key concern to financial institutions throughout many regions of the country. A number of financial institutions have been confronted with increases in their nonperforming assets and have been forced to recognize losses by setting aside higher valuation allowances. A sharp increase in nonperforming assets has often been related to specific regions of the country and has frequently been associated with higher risk loans in growing metropolitan markets. Sunnyside Federal has also been faced with a rise in delinquent loans and nonperforming assets.

On a monthly basis, Sunnyside Federal's management reviews all loans delinquent 30 days or more, to assess their collectibility and to initiate any direct contact with borrowers. When a loan is delinquent 15 days, the Association sends the borrower a late payment notice, and follow-up notices are sent every 15 days thereafter. The Association then initiates both written and oral communication with the borrower to determine the reason for nonpayment and discuss future payments. When the loan becomes delinquent at least 90 days, the Association will place the loan on a nonaccrual status. The chief executive is then responsible for taking further action on a case-by-case basis and reviews the loan with the board each month. Generally, the Association will contact their attorney to initiate foreclosure proceedings. If the loan is reinstated, foreclosure proceedings will be discontinued, and the borrower will be permitted to make payments. The loan will remain on nonaccrual status until a timely repayment history of six months has been established.

The Association does not normally accrue interest on loans past due 90 days or more. Most loans delinquent 90 days or more are placed on a nonaccrual status.

Exhibit 15 provides a summary of Sunnyside Federal's delinquent loans at December 31, 2011 and 2012. Delinquent loans include loans 30 to 89 days past due and loans 90 days or more past due. The Association had $246,000 in delinquent loans at December 31, 2012. The delinquent loans consisted of $246,000 in one- to four-family loans in loans 30 to 89 days

Nonperforming Assets (cont.)

past due with no loans 90 days or more past due. At December 31, 2011, Sunnyside Federal had no delinquent loans comprised of 90 days or more.

Exhibit 16 provides a summary of Sunnyside Federal's nonperforming assets at December 31, 2011 and 2012. By definition, nonperforming assets consist of nonaccrual loans, loans delinquent 90 days or more and real estate owned including other repossessed assets. The Association has historically carried a minimal or no balance of nonperforming assets. At December 31, 2012, Sunnyside Federal's nonperforming assets were zero. Sunnyside Federal's nonperforming assets were also zero at December 31, 2011. The nonperforming assets in 2011 consisted of a one- to four-family troubled debt restructuring.

Sunnyside Federal's nonperforming assets were similar to its classified assets. The Association's classified assets were $121,000 at December 31, 2012 (reference Exhibit 17). The Association's classified assets consisted of $121,000 in substandard assets, with no assets classified as doubtful or loss. The Association had no classified assets in 2011. The Association had $1,974,000 in special mention assets at December 31, 2012, and a similar $1,894,000 at December 31, 2011.

Exhibit 18 shows Sunnyside Federal's allowance for loan losses for fiscal years ended December 31, 2011 and 2012, indicating the activity and the resultant balances. Sunnyside Federal has experienced minimal change in its balance of allowance for loan losses from $313,000 at December 31, 2011, to $314,0000 at December 31, 2012. The balance in allowance for loan losses increased at December 31, 2012, due to recoveries of $1,737 in 2012. The Association had no provisions or charge-offs in 2012, compared to provisions of $9,214 and no charge-offs in 2011. The Association had recoveries of $1,737 in 2012 and $4,512 in 2011. The Association's ratio of allowance for loan losses to gross loans decreased from 0.80 percent at December 31, 2011, to 0.78 percent at December 31, 2012, due to loan growth. The ratio of allowance for loan losses to nonperforming loans was not meaningful, due to the absence of nonperforming loans.

INVESTMENTS

The investment securities portfolio of Sunnyside Federal is comprised of U.S. government and federal agency securities, municipal securities, and FHLB stock. The Association had $43.4 million in investment securities at December 31, 2012, excluding FHLB stock, and $30.2 million at December 31, 2011. The Association had FHLB stock of $201,120 at December 31, 2012, and $218,220 at December 31, 2011. The Association also had $5.4 million in cash and cash equivalents at December 31, 2012. The Association's investments had a weighted average yield of 3.39 percent for the year ended December 31, 2012, compared to a higher 3.94 percent for the year ended December 31, 2011.

DEPOSIT ACTIVITIES

The change in the mix of deposits from December 31, 2011, to December 31, 2012, is provided in Exhibit 19. There has been a modest change in total deposits and a minimal change in the deposit mix during this period. Certificates of deposit witnessed an increase in their share of total deposits, rising from 46.8 percent of total deposits at December 31, 2011, to a higher 47.1 percent of total deposits at December 31, 2012. This trend is in contrast to the industry which witnessed a modest decrease in the share of certificates. The share of certificates of deposit for the Association is lower than the industry average of 60.5 percent. The major component of certificates had rates of less than 2.0 percent and represented 63.1 percent of certificates at December 31, 2012. Regular passbook savings accounts decreased in dollar amount from $28.2 million to $28.0 million, and their share of total deposits decreased from 34.2 percent to 33.9 percent from December 31, 2011, to December 31, 2012. NOW checking accounts increased in dollar amount from $8.6 million to $9.0 million, and their share of total deposits increased from 10.5 percent to 11.0 percent from December 31, 2011, to December 31, 2012.

Deposit Activities (cont.)

Exhibit 20 shows the breakdown of certificates of deposit by rate. These certificates totaled $38,762,000 at December 31, 2012, and represented 47.1 percent of deposits. The major share of these certificates had rates of less than 2.0 percent, representing 63.1 percent of certificates, down from 66.9 percent at December 31, 2011, followed by certificates with rates of 2.00 percent to 2.99 percent and representing 23.6 percent of certificates in 2012 and 16.2 percent in 2011.

Exhibit 21 shows the Association's breakdown in certificates of deposit by maturity at December 31, 2012. Sunnyside Federal has a strong 51.8 percent of its certificates of deposit maturing in less than one year and another 20.2 percent maturing in one to two years. The Association had a relatively strong 28.0 percent in certificates of deposits with maturities of over two years.

BORROWINGS

Sunnyside Federal has relied on retail deposits as its primary source of funds and has not made use of FHLB advances during the past two fiscal years.

SUBSIDIARIES

Sunnyside Federal has no active subsidiaries.

OFFICE PROPERTIES

Sunnyside Federal has one full service office located in Irvington, Westchester County, New York (reference Exhibit 22). Sunnyside Federal owns its home office. The Association's net investment in its office premises totaled $1.6 million or 1.7 percent of assets at December 31, 2012.

MANAGEMENT

The president and chief executive officer of Sunnyside Federal is Timothy D. Sullivan, who is also a director. Mr. Sullivan joined the Association in 2008 and has served the Association as president and chief executive officer since 2008 (reference Exhibit 23). Mr. Sullivan also became a director of the Association in 2008. The other executive officers of the Association are Ms. Gerardina Mirtuono, senior vice president and chief operating officer, positions she has held since 2009, and Mr. Gerard A. Iervolino, vice president and chief financial officer, positions he has held since 2012.

II. DESCRIPTION OF PRIMARY MARKET AREA

Sunnyside Federal's market area encompasses the Towns of Greenburgh, Ossining and Mount Pleasant in Westchester County, New York. The Association only has one office, which is located in Irvington, New York, but it also serves area villages of Tarrytown and Sleepy Hollow.

Exhibit 24 provides a summary of key demographic data and trends for the Towns of Greenburgh, Ossining and Mount Pleasant, Westchester County, New York and the United States. From 2000 to 2010, population increased in all areas. The population increased by 1.9 percent in Greenburgh, by 3.1 percent in Ossining, 1.2 percent in Mount Pleasant, 2.8 percent in Westchester County, by 2.1 percent in New York and by 9.7 percent in the United States. Projections indicate that population will continue to increase in all three Towns, Westchester County, New York and the United States through 2017, at minimal rates ranging from 0.3 percent in Ossining to 4.9 percent in the United States.

All entities experienced increases in households from 2000 to 2010. During those ten years, the number of households increased in Greenburgh by 1.4 percent, in Ossining by 2.8 percent, in Mount Pleasant by 4.1 percent, in Westchester County by 3.0 percent, in New York by 3.7 percent and in the United States by 10.7 percent. The trend in household growth from 2010 to 2017 indicates projected increases in Greenburgh and Mount Pleasant of 1.2 percent and 0.6 percent, respectively, a decrease in households in Ossining of 0.2 percent, an increase of households in Westerchester County of 1.6 percent, and increases in households in New York of 2.8 percent and in the United States of 5.1 percent.

In 2000, Greenburgh had the highest per capita income level of $43,778, while Ossining, Mount Pleasant and Westchester County had per capita income levels of $34,195, $35,468 and $36,726, respectively. New York and the United States had 2000 per capita income levels of $23,389 and $21,587, respectively. From 2000 to 2010, per capita income increased in all areas. Greenburgh's per capita income increased from 2000 to 2010 by 27.6 percent to $55,867. Per capita income increased by 23.5 percent in Ossining to $42,222, by 30.8 percent in Mount

Description of Primary Market Area (cont.)

Pleasant to $46,392, by 27.4 percent in Westchester County to $46,777, by 33.4 percent in New York to $31,206 and by 20.7 percent to $26,059 in the United States.

The 2000 median household income levels of all three Towns were higher than Westchester County, New York and the United States, with median household levels of $80,379, $65,485 and $81,072 in the Towns of Greenburgh, Ossining and Mount Pleasant, respectively, compared to $65,582 in Westchester County, $43,393 in New York and $41,994 in the United States. From 2000 to 2010, median household income increased in all areas, with Greenburgh indicating a 32.8 percent increase to $106,765, compared to a 26.9 percent increase to $83,068 in Ossining, a 27.9 percent increase to $103,694 in Mount Pleasant, a 24.6 percent increase to $79,228 in Westchester County, a 29.0 percent increase to $55,972 in New York and a 19.2 percent increase to $50,046 in the United States. From 2010 to 2017, median household income levels are projected to increase by 1.2 percent in Greenburgh, by 13.6 percent in Ossining, by 2.7 percent in Mount Pleasant, by 9.7 percent in Westchester County, by 12.5 percent in New York and by 13.7 percent in the United States. Based on those rates of increase, by 2017, median household income is projected to be $108,098 in Greenburgh, $94,367 in Ossining, $106,478 in Mount Pleasant, $86,946 in Westchester County, $62,961 in New York, and $56,895 in the United States.

Exhibit 25 provides a summary of key housing data for the Towns of Greenburgh, Ossining and Mount Pleasant, Westchester County, New York and the United States. In 2000, Westchester County had a lower rate of owner-occupancy of 60.1 percent, compared to Greenburgh at 69.8 percent, Ossining at 63.8 percent and Mount Pleasant at 72.0 percent. New York and the United States had owner occupancy rates of 53.0 percent and 66.2 percent, respectively, in 2000. As a result, all three Towns supported lower levels of renter-occupied housing compared to Westchester County and New York. In 2010, owner-occupied housing increased in Greenburgh, Ossining, Westchester County and New York to 72.7 percent, 64.2 percent, 61.6 percent and 53.3 percent, respectively . Owner-occupancy decreased in Mount Pleasant and the United States to 70.5 percent and 65.4 percent, respectively. Conversely, the renter-occupied rates decreased in Greenburgh, Ossining, Westchester County and New York to 27.3 percent, 35.8 percent, 38.4 percent and 46.7 percent, while Mount Pleasant and the United States indicated increases in renter-occupied housing at 29.5 percent and 34.6 percent, respectively.

All three Towns and Westchester County's 2000 median housing values were higher than both New York's and that of the United States at $331,900, $264,200, $349,800 and $325,800 in Greenburgh, Ossining, Mount Pleasant and Westchester County, respectively, compared to New York's median housing value of $148,700 and the United States at a lower $119,600. The 2000 median rent levels ranged from a low of $839 in Westchester County to a high of $1,010 in Greenburgh, compared to lower median rent levels of $672 in New York and $602 in the United States. In 2010, median housing values had increased to $556,500, $462,400, $637,600 and $530,000 in Greenburgh, Ossining, Mount Pleasant and Westchester County, respectively, compared to $249,400, in New York and $179,900 in the United States. The 2010 median rent values were $1,445, $1,385, $1,415 and $1,273 in Greenburgh, Ossining, Mount Pleasant and Westchester County, compared to $1,047 in New York and $855 in the United States.

In 2000, the services industry and wholesale/retail industry provided the first and second highest sources of employment, respectively, for Ossining and Mount Pleasant, similar to Westchester County, New York and the United States, while the finance industry was the second highest source of employment in Greenburgh and wholesale/retail industry the third. The finance industry was the third highest employer in Ossining, Mount Pleasant and Westchester County, with manufacturing providing the third highest source of employment in New York and the United States. The services industry accounted for 57.8 percent, 56.7 percent, 53.9 percent, 54.2 percent, 52.2 percent and 46.7 percent of employment in Greenburgh, Ossining, Mount Pleasant, Westchester County, New York and the United States, respectively. The wholesale/retail sector provided 11.2 percent, 11.1 percent, 11.6 percent, 12.7 percent, 13.9 percent and 15.3 percent of employment in the three Towns, Westchester County, New York and the United States, respectively. The finance/insurance sector provided 11.4 percent, 10.8 percent, 9.7 percent and

11.2 percent of employment in the three Towns and Westchester County compared to lesser percentages of 8.8 percent and 3.1 percent in New York and the United States, respectively. Manufacturing accounted for 10.0 percent of employment in New York and 14.1 percent employment in the United but accounted for lesser amounts of 5.7 percent, 5.9 percent, 7.6 percent and 6.4 percent in Greenburgh, Ossining, Mount Pleasant and Westchester County, respectively.

In 2010, the major source of employment in all areas by industry sector, based on share of employment, was the services sector with 63.0 percent of employment in Greenburgh, 59.8 percent of employment in Ossining, 56.9 percent of employment in Mount Pleasant, 58.4 percent of employment in Westchester County, 57.2 percent of employment in New York and 51.2 percent of employment in the United States (reference Exhibit 26). The finance/insurance sector or wholesale/retail sector were the second major employment sources in Greenburgh, Mount Pleasant and Westchester County while New York's second largest employment came from the wholesale/retail sector, and the manufacturing sector was the second major employment source in the United States. Ossining had a higher amount of employment provided by the construction sector, with the finance/insurance sector providing the third highest amount of employment. The finance/insurance sector was the third major employment sector in New York, and wholesale/retail was the third largest employment sector in the United States. The agriculture/mining sector, construction sector, manufacturing sector, transportation/utilities sector, and the information sector combined to provide 17.7 percent of employment in Greenburgh, 19.7 percent in Mount Pleasant, 18.9 percent in Westchester County and 21.1 percent in New York, whereas the agriculture, construction, transportation/utilities, information and finance sectors provided 19.0 percent of employment in the United States.

Some of the largest employers in the area are listed below and on the following page.

Employer	Business	Number of Employees
IBM	Computer equipment	2,500
Morgan Stanley	Security brokers/dealers	1,800
Pepsi Co., Inc.	Bottled/canned soft drinks	1,500

Description of Primary Market Area (cont.)

Employer	Business	Number of Employees
Sound Shore Medical Cntr.	General hospital	1,400
IBM Watson Research Cntr.	Physical/biological research	1,310
White Plains Hospital Cntr.	Medical office/clinics	1,300
Pepsi Bottling Co.	Bottled/canned soft drinks	1,200
Phelps Memorial Hosp.	Psychiatric hospital	1,000
Northern Westchester Hosp.	General hospital	1,000
Riverside/St. John's Hosp.	General hospital	1,000
New York United Hospital	General hospital	1,000
St. Joseph's Medical Cntr.	General hospital	935
New York Life	Life insurance	900

Unemployment rates are another key economic indicator. Exhibit 27 shows the unemployment rates in Westchester County, New York and the United States in 2008 through 2012. Westchester County has been characterized by lower unemployment rates when compared to both New York and the United States. In 2008, Westchester County had an unemployment rate of 4.8 percent, compared to unemployment rates of 5.4 percent in New York and 5.8 percent in the United States. Unemployment rates increased in 2009 to 7.2 percent in Westchester County, compared to increases to 8.4 percent in New York and to 9.3 percent in the United States. In 2010, unemployment rates increased again to 7.3 percent in Westchester County and to 8.6 percent in New York, while the United States' unemployment rate increased to 9.6 percent. In 2011, all areas had unemployment rate decreases. Westchester County had an unemployment rate of 6.8 percent, while New York and the United States decreased to 8.3 percent and 8.9 percent, respectively. Through 2012, unemployment rates increased to 7.2 percent and 8.5 percent in Westchester County and New York but decreased to 8.1 percent the United States, respectively.

Exhibit 28 provides deposit data for banks and thrifts in Westchester County. The Association's deposit base in the market area as of June 30, 2012, was nearly $82.0 million or a 0.9 percent share of the $9.3 billion total thrift deposits and a smaller 0.2 percent share of the total deposits, which were $49.9 billion as of June 30, 2012. It is evident from the size of the thrift deposits and bank deposits that the market area has a large deposit base, with Sunnyside Federal having a minimal market penetration for both thrift deposits and total deposits.

Description of Primary Market Area (cont.)

Exhibit 29 provides interest rate data for each quarter for the years 2008 through 2012. The interest rates tracked are the Prime Rate, as well as 90-Day, One-Year and Thirty-Year Treasury Bills. Short term interest rates experienced a declining trend in 2008. Rates have indicated minimal change or decreased in 2009, 2010 and 2011 and 2012.

SUMMARY

To summarize, the primary component of the Association's market area, Westchester County, has experienced increases in population and households since 2000. Such a pattern is projected to continue from through 2017. Westchester County indicated higher per capita income levels and higher median household income levels than both New York and the United States. In both 2000 and 2010, the median rent in Westchester County was higher than New York's median rent as well as the national average. In 2000 and 2010, Westchester County's median housing values were much higher than both New York's and the United States' median housing values.

Westchester County has had lower unemployment rates compared to New York and the United States. Finally, the market area is a competitive financial institution market dominated by banks with a June 30, 2012, total deposit base for banks and thrifts of $49.9 billion.

III. COMPARABLE GROUP SELECTION

Introduction

Integral to the valuation of the Association is the selection of an appropriate group of publicly traded thrift institutions, hereinafter referred to as the "comparable group." This section identifies the comparable group and describes each parameter used in the selection of each institution in the group, resulting in a comparable group based on such specific and detailed parameters, current financials and recent trading prices. The various characteristics of the selected comparable group provide the primary basis for making the necessary adjustments to the Association's pro forma value relative to the comparable group. There is also a recognition and consideration of financial comparisons with all publicly traded, FDIC-insured thrifts in the United States and all publicly traded, FDIC-insured thrifts in the Northeast region and in New York.

Exhibits 30 and 31 present Thrift Stock Prices and Pricing Ratios and Key Financial Data and Ratios, respectively, both individually and in aggregate, for the universe of 183 publicly traded, FDIC-insured thrifts in the United States ("all thrifts"), excluding mutual holding companies, used in the selection of the comparable group and other financial comparisons. Exhibits 30 and 31 also subclassify all thrifts by region, including the 54 publicly traded Northeast thrifts ("Northeast thrifts") and the 11 publicly traded thrifts in New York ("New York thrifts"), and by trading exchange. Exhibit 32 presents prices, pricing ratios and price trends for all FDIC-insured thrifts completing their conversions between January 1, 2012, and March 5, 2013.

The selection of the comparable group was based on the establishment of both general and specific parameters using financial, operating and asset quality characteristics of Sunnyside Federal as determinants for defining those parameters. The determination of parameters was also based on the uniqueness of each parameter as a normal indicator of a thrift institution's operating philosophy and perspective. The parameters established and defined are considered to be both reasonable and reflective of Sunnyside Federal's basic operation.

Introduction (cont.)

Inasmuch as the comparable group must consist of at least ten institutions, the parameters relating to asset size and geographic location have been expanded as necessary in order to fulfill this requirement.

GENERAL PARAMETERS

Merger/Acquisition

The comparable group will not include any institution that is in the process of a merger or acquisition due to the price impact of such a pending transaction. As of March 5, 2013, two potential comparable group candidates had to be eliminated due to involvement in a merger/ acquisition as shown below.

Institution	State
WSB Holdings, Inc.	Maryland
CMS Bancorp, Inc.	New York

There were no pending merger/acquisition transactions involving thrift institutions in Sunnyside Federal's city, county or market area, as indicated in Exhibit 33.

Mutual Holding Companies

The comparable group will not include any mutual holding companies. The percentage of public ownership of individual mutual holding companies indicates a wide range from minimal to 49.0 percent, the largest permissible percentage, causing them to demonstrate certain varying individual characteristics different among themselves and from conventional, publicly traded companies. As a result of the foregoing and other factors, mutual holding companies typically demonstrate higher pricing ratios that relate to their minority ownership structure and are inconsistent in their derivation with those calculated for conventionally structured, publicly traded institutions. In our opinion it is appropriate to limit individual comparisons to institutions that are 100 percent publicly owned. Exhibit 34 presents pricing ratios and Exhibit 35 presents key financial data and ratios for the 42 publicly traded, FDIC-insured mutual holding companies in the United States. All thrift institutions that were potential comparable group candidates, but were in the mutual holding company form were not considered.

Trading Exchange

It is necessary that each institution in the comparable group be listed on one of the three major stock exchanges, the New York Stock Exchange, the American Stock Exchange, or the National Association of Securities Dealers Automated Quotation System (NASDAQ). Such a listing indicates that an institution's stock has demonstrated trading activity and is responsive to normal market conditions, which are requirements for listing. Of the 183 publicly traded, FDIC-insured thrift institutions, excluding 42 mutual holding companies, 8 are traded on the New York Stock Exchange, 107 are listed on NASDAQ, 27 are traded on the OTC Bulletin Board and 41 are listed in the Pink Sheets.

IPO Date

Another general parameter for the selection of the comparable group is the initial public offering ("IPO") date, which must be at least four quarterly periods prior to December 31, 2012, used in this Report, in order to insure at least four consecutive quarters of reported data as a publicly traded institution. The resulting parameter is a required IPO date prior to January 1, 2012.

Geographic Location

The geographic location of an institution is a key parameter due to the impact of various economic and thrift industry conditions on the performance and trading prices of thrift institution stocks. Although geographic location and asset size are the two parameters that have been developed incrementally to fulfill the comparable group requirements, the geographic location parameter has nevertheless eliminated regions of the United States distant to Irvington, including the western, north central and southwestern states.

The geographic location parameter consists of New York and its surrounding states as well as the states in the Midwest, Northeast and Southeast Regions. To extend the geographic parameter beyond those states could result in the selection of similar thrift institutions with regard to financial conditions and operating characteristics, but with different pricing ratios due to their geographic regions. The result could then be an unrepresentative comparable group with regard to price relative to the parameters and, therefore, an inaccurate value.

Asset Size

Asset size was another key parameter used in the selection of the comparable group. The range of total assets for any potential comparable group institution was $750 million or less, due to the general similarity of asset mix and operating strategies of institutions in this asset range, compared to Sunnyside Federal, with assets of approximately $94.1 million. Such an asset size parameter was necessary to obtain an appropriate comparable group of at least ten institutions.

In connection with asset size, we did not consider the number of offices or branches in selecting or eliminating candidates, since that characteristic is directly related to operating expenses, which are recognized as an operating performance parameter.

SUMMARY

Exhibits 36 and 37 show the 32 institutions considered as comparable group candidates after applying the general parameters, with the shaded lines denoting the institutions ultimately selected for the comparable group using the balance sheet, performance and asset quality parameters established in this section.

BALANCE SHEET PARAMETERS

Introduction

The balance sheet parameters focused on seven balance sheet ratios as determinants for selecting a comparable group, as presented in Exhibit 36. The balance sheet ratios consist of the following:

1. Cash and Investments/Assets
2. Mortgage-Backed Securities/Assets
3. One- to Four-Family Loans/Assets
4. Total Net Loans/Assets
5. Total Net Loans and Mortgage-Backed Securities/Assets
6. Borrowed Funds/Assets
7. Equity/Assets

The parameters enable the identification and elimination of thrift institutions that are distinctly and functionally different from Sunnyside Federal with regard to asset mix. The balance sheet parameters also distinguish institutions with a significantly different capital position from Sunnyside Federal. The ratio of deposits to assets was not used as a parameter as it is directly related to and affected by an institution's equity and borrowed funds ratios, which are separate parameters.

Cash and Investments to Assets

Sunnyside Federal's ratio of cash and investments to assets was 14.98 percent at December 31, 2012, and is comparable to national and regional averages. The Association's investments consist of interest-bearing deposits, state, county and municipal obligations and U.S. government and agency obligations. The Association has experienced a decrease in it share of cash and investments from 25.1 percent at December 31, 2011, to 14.9 percent at December 31, 2012 with a corresponding increase in mortgage-backed securities. It should be noted that, for the purposes of comparable group selection, Sunnyside Federal's $201,000 balance of Federal Home Loan Bank stock at December 31, 2012, is included in the other assets category, rather than in cash and investments, in order to be consistent with reporting requirements and sources of statistical and comparative analysis related to the universe of comparable group candidates and the final comparable group.

The parameter range for cash and investments is fairly broad due to Sunnyside Federal's higher historical balance, as well as the general volatility of this parameter and institutions' varying liquidity options and approaches. The range has been defined as 35.0 or less of assets, with a midpoint of 17.5 percent.

Mortgage-Backed Securities to Assets

At December 31, 2012, Sunnyside Federal's ratio of mortgage-backed securities to assets was 36.94 percent, which was higher than the regional average of 11.7 percent and the national average of 10.0 percent for publicly traded thrifts. Inasmuch as many institutions purchase mortgage-backed securities as an alternative to lending relative to cyclical loan demand and prevailing interest rates, this parameter is moderately broad at 40.0 percent or less of assets with a midpoint of 20.0 percent.

One- to Four-Family Loans to Assets

Sunnyside Federal's lending activity is focused on the origination of residential mortgage loans secured by one- to four-family dwellings. One- to four-family loans, including construction loans, represented 39.1 percent of the Association's assets at December 31, 2012, which is lower than the national average of 40.4 percent. The parameter for this characteristic is 65.0 percent or less of its assets in one- to four-family loans with a midpoint of 32.5 percent.

Total Net Loans to Assets

At December 31, 2012, Sunnyside Federal had a ratio of total net loans to assets of 42.4 percent and a similar three-year average of 43.9 percent, compared to the current national average of 67.0 percent and the regional average of 68.0 percent for publicly traded thrifts. The Association's trend indicates a declining ratio of total net loans to assets, impacted by the Association's recently higher sales of fixed-rate one- to four-family loans. The parameter for the selection of the comparable group is from 40.0 percent to 85.0 percent with a midpoint of 62.5 percent. The wider range relates to the Association's historical share of loans, as well as to the fact that, as the referenced national and regional averages indicate, many institutions also purchase varying volumes of investment securities and/or mortgage-backed securities as cyclical alternatives to lending, but may otherwise be similar to Sunnyside Federal.

Total Net Loans and Mortgage-Backed Securities to Assets

As discussed previously, Sunnyside Federal's shares of mortgage-backed securities to assets and total net loans to assets are 36.9 and 42.4 percent, respectively, for a combined share of 79.4 percent. Recognizing the industry and regional ratios of 77.0 percent and 79.7 percent, respectively, of net loans and mortgage-backed securities to assets, the parameter range for the comparable group in this category is 60.0 percent to 90.0 percent, with a midpoint of 75.0 percent.

Borrowed Funds to Assets

Sunnyside Federal had no borrowed funds at December 31, 2012, or at December 31, 2011 and December 31, 2010.

The use of borrowed funds by some thrift institutions indicates an alternative to retail deposits and may provide a source of longer term funds for lending. The federal insurance premium on deposits also increases the attractiveness of borrowed funds. However, the institutional demand for borrowed funds has decreased, due to the low interest rate environment. The use of borrowed funds as a longer term source of funds does not typically indicate higher risk or more aggressive lending, but primarily an alternative to retail deposits.

The range of borrowed funds to assets is 20.0 percent or less with a midpoint of 10.0 percent, consistent with the national average of 9.2 percent for publicly traded thrifts.

Equity to Assets

Sunnyside Federal's equity to assets ratio as of December 31, 2012, was 6.6 percent. After conversion, based on the midpoint value of $6.0 million, Sunnyside Federal's equity is projected to stabilize in the area of 10.9 percent.

Based on those equity ratios, we have defined the equity ratio parameter to be 6.5 percent to 18.5 percent with a midpoint ratio of 12.5 percent.

PERFORMANCE PARAMETERS

Introduction

Exhibit 37 presents five parameters identified as key indicators of Sunnyside Federal's earnings performance and the basis for such performance both historically and during the year ended December 31, 2012. The primary performance indicator is the Association's return on average assets (ROAA). The second performance indicator is the Association's return on average equity (ROAE). To measure the Association's ability to generate net interest income, we have used net interest margin. The supplemental source of income for the Association is noninterest income, and the parameter used to measure this factor is the ratio of noninterest income to assets. The final performance indicator is the Association's ratio of operating expenses or noninterest expenses to assets, a key factor in distinguishing different types of operations, particularly institutions that are aggressive in secondary market activities, which often results in much higher operating costs and overhead ratios.

Return on Average Assets

The key performance parameter is the ROAA. For the year ended December 31, 2012, Sunnyside Federal's ROAA was a negative 0.35 percent based on net earnings after taxes and a negative 0.38 percent based on core or normalized earnings after taxes, as detailed in Item I of this Report and presented in Exhibit 7. In 2011, the Association had a net ROAA of 0.14 percent.

In recognition of the differences between net and core income for many institutions, for consistency we have elected to base our ROAA analysis and comparison on core or normalized income for both Sunnyside Federal and the comparable group. Considering the historical and current earnings performance of Sunnyside Federal, the range for the ROAA parameter based on core income has been defined as 1.0 percent or less with a midpoint of 50.0 percent.

Return on Average Equity

The ROAE has been used as a secondary parameter to eliminate any institutions with an unusually high or low ROAE that is inconsistent with the Association's position. This parameter does not provide as much meaning for a newly converted thrift institution as it does for established stock institutions, due to the unseasoned nature of the capital structure of the newly converted thrift and the inability to accurately reflect a mature ROAE for the newly converted thrift relative to other stock institutions.

The ROAE for the Association on a pro forma basis at the time of conversion will be a negative 3.74 percent based on core income at the midpoint valuation. Prior to conversion, the Association's ROAE for the twelve months ended December 31, 2012, was a negative 5.04 percent based on net loss. The ROAE for the year ended December 31, 2011, was 1.97 percent. The parameter range for the comparable group, based on core income, is 8.5 percent or less with a midpoint of 4.25percent.

Net Interest Margin

Sunnyside Federal had a net interest margin of 2.43 percent for the year ended December 31, 2012, representing net interest income as a percentage of average interest-earning assets. The Association's range of net interest margin for the previous calendar years was 2.91 percent in 2010 and 3.14 percent in 2011 with a three-year average of 2.83 percent.

The parameter range for the selection of the comparable group is from a low of 2.00 percent to a high of 4.50 percent with a midpoint of 3.25 percent.

Operating Expenses to Assets

For the year ended December 31, 2012, Sunnyside Federal had a lower than average 2.69 percent ratio of operating expense to average assets. The Association's operating expense ratio was 2.62 percent in 2010 and 2.69 percent in 2011, with both of these ratios also below industry averages.

The operating expense to assets parameter for the selection of the comparable group is from a low of 2.00 percent to a high of 4.25 percent with a midpoint of 3.13 percent.

Noninterest Income to Assets

Sunnyside Federal has experienced an increase in noninterest income as a source of additional income. The Association's noninterest income to average assets was 0.26 percent for the year ended December 31, 2012, which is moderately below the average of 0.95 percent for publicly traded thrift institutions for the most recent four quarters. Sunnyside Federal's average ratio of noninterest income for the past three years has been 0.22 percent of average assets.

The range for this parameter for the selection of the comparable group is 1.50 percent of average assets or less, with a midpoint of 0.75 percent.

ASSET QUALITY PARAMETERS

Introduction

The final set of financial parameters used in the selection of the comparable group are asset quality parameters, also shown in Exhibit 37. The purpose of these parameters is to insure that any thrift institution in the comparable group has an asset quality position similar to that of Sunnyside Federal. The three defined asset quality parameters are the ratios of nonperforming assets to total assets, repossessed assets to total assets and loan loss reserves to total assets at the end of the most recent period.

Nonperforming Assets to Assets Ratio

Sunnyside Federal's had no nonperforming assets at December 31, 2012, which is significantly lower than both the national average of 3.09 percent for publicly traded thrifts and the Northeast regional average of 1.83 percent. The Association also had no nonperforming assets at December 31, 2011.

The parameter range for nonperforming assets to assets has been defined as 6.00 percent of assets or less with a midpoint of 3.00 percent.

Repossessed Assets to Assets

Sunnyside Federal had no repossessed assets at December 31, 2012, and December 31, 2011. National and regional averages were 0.62 percent and 0.20 percent, respectively, for publicly traded thrift institutions for the most recent quarter.

The range for the repossessed assets to total assets parameter is 1.25 percent of assets or less with a midpoint of 0.63 percent.

Loans Loss Reserves to Assets

Sunnyside Federal had an allowance for loan losses of $314,000, representing a loan loss allowance to total assets ratio of 0.33 percent at December 31, 2012, which is similar to its ratio of 0.35 percent at December 31, 2011.

The loan loss allowance to assets parameter range used for the selection of the comparable group focused on a minimum required ratio of 0.25 percent of assets.

THE COMPARABLE GROUP

With the application of the parameters previously identified and applied, the final comparable group represents ten institutions identified in Exhibits 36 and 37. The comparable group institutions range in size from $214.4 million to $713.9 million with an average asset size of $428.5 million and have an average of 9.6 offices per institution. Four of the comparable group institutions are located in Pennsylvania, two in Massachusetts, two in Indiana, one in Ohio and one in Michigan. All of the comparable group institutions are traded on NASDAQ. The comparable group institutions as a unit have a ratio of equity to assets of 12.68 percent, which is similar to the ratio of all publicly traded thrift institutions in the United States and the Northeast region. For the most recent four quarters, the comparable group indicated a core return on average assets of 0.58 percent, lower than all publicly traded thrifts at 0.72 percent and publicly traded Northeast thrifts at 0.77 percent.

IV. ANALYSIS OF FINANCIAL PERFORMANCE

This section reviews and compares the financial performance of Sunnyside Federal to all publicly traded thrifts, to publicly traded thrifts in the Northeast region and to New York thrifts, as well as to the ten institutions constituting Sunnyside Federal's comparable group, as selected and described in the previous section. The comparative analysis focuses on financial condition, earning performance and pertinent ratios as presented in Exhibits 38 through 45.

As presented in Exhibits 41 and 42, at December 31, 2012, Sunnyside Federal's total equity of 6.61 percent of assets was lower than the 12.68 percent for the comparable group, the 12.23 percent for all thrifts, the 10.33 percent ratio for New York thrifts, and the 12.54 percent for Northeast thrifts. The Association had a 42.43 percent share of net loans in its asset mix, lower than the comparable group at 67.01 percent, all thrifts at 66.95 percent, Northeast thrifts at 67.99 percent and New York thrifts at 67.11 percent. Sunnyside Federal's share of net loans, similar to industry averages, is primarily the result of its average 14.98 percent share of cash and investments combined with its higher share of mortgage-backed securities of 36.94 percent. The comparable group had a 15.33 percent share of cash and investments and a lower 11.19 percent share of mortgage-backed securities. All thrifts had 10.00 percent of assets in mortgage-backed securities and 14.79 percent in cash and investments. Sunnyside Federal's 93.39 percent share of deposits was higher than the comparable group and the three geographic categories, reflecting the Association's modest 6.61 percent equity to assets combined with its absence of borrowed funds. The comparable group had deposits of 78.46 percent and borrowings of 8.44 percent. All thrifts averaged a 77.03 percent share of deposits and 9.18 percent of borrowed funds, while Northeast thrifts had a 73.59 percent share of deposits and a 11.28 percent share of borrowed funds. New York thrifts averaged a 74.28 percent share of deposits and a 12.57 percent share of borrowed funds. Sunnyside Federal had no intangible assets at December 31, 2012, compared to 0.51 percent for the comparable group, 0.57 percent for all thrifts, 1.07 percent for Northeast thrifts and 1.77 percent for New York thrifts.

Analysis of Financial Performance (cont.)

Operating performance indicators are summarized in Exhibits 43, 44 and 45 and provide the detail of key income and expense items for Sunnyside Federal in comparison to the comparable group, all thrifts, and regional thrifts for the trailing four quarters.

As shown in Exhibit 45, for the year ended December 31, 2012, Sunnyside Federal had a yield on average interest-earning assets lower than the comparable group and also lower than the three geographical categories. The Association's yield on interest-earning assets was 3.22 percent compared to the comparable group at 4.64 percent, all thrifts at 4.56 percent, Northeast thrifts at 4.48 percent and New York thrifts at 4.77 percent.

The Association's cost of funds for the year ended December 31, 2012, was lower than the comparable group and the three geographical categories. Sunnyside Federal had an average cost of interest-bearing liabilities of 0.81 percent compared to 1.12 percent for the comparable group, 1.50 percent for all thrifts, 1.55 percent for Northeast thrifts and 1.76 percent for New York thrifts. The Association's lower yield on interest-earning assets, offset by its lower interest cost, resulted in a lower net interest spread of 2.40 percent, moderately lower than the comparable group at 3.53 percent and lower than all thrifts at 3.06 percent, Northeast thrifts at 2.93 percent and New York thrifts at 3.01 percent. Sunnyside Federal demonstrated a net interest margin of 2.43 percent for the year ended December 31, 2012, based on its ratio of net interest income to average interest-earning assets, which was moderately lower than the comparable group ratio of 3.70 percent. All thrifts averaged a higher 3.24 percent net interest margin for the trailing four quarters, with Northeast thrifts at 3.10 percent and New York thrifts at 3.12 percent.

Sunnyside Federal's major source of income is interest earnings, as is evidenced by the operations ratios presented in Exhibit 43. The Association made no provision for loan losses during the year ended December 31, 2012, reflecting the Association's absence of nonperforming assets. The comparable group indicated a provision representing a higher 0.28 percent of assets, with all thrifts at 0.40 percent, Northeast thrifts at 0.30 percent and New York thrifts at 0.31 percent.

Analysis of Financial Performance (cont.)

The Association's noninterest income was $234,000 or 0.26 percent of average assets for the year ended December 31, 2012, including gains on the sale of loans of $48,000. Such noninterest income ratio was lower than the comparable group at 0.80 percent and all thrifts at 1.03 percent and Northeast thrifts at 0.72 percent but lower than New York thrifts at 0.97 percent. For the year ended December 31, 2012, Sunnyside Federal's operating expense ratio was 2.69 percent. The Association's operating expense ratio was lower than the comparable group at 3.08 percent, all thrifts at 3.28 percent, Northeast thrifts at 2.94 percent and New York thrifts at 2.99 percent.

The overall impact of Sunnyside Federal's income and expense ratios is reflected in the Association's net income and return on assets. For the year ended December 31, 2012, the Association had an ROAA of a negative 0.35 percent based on net income and a lower ROAA of a negative 0.38 percent based on core income, as indicated in Exhibit 7. For its most recent four quarters, the comparable group had a higher net ROAA of 0.69 percent and a core ROAA of 0.58 percent. All publicly traded thrifts averaged a higher core net ROAA of 0.72 percent. Northeast thrifts averaged a 0.77 percent core ROAA, and New York thrifts indicated a core ROAA of 0.91 percent.

V. MARKET VALUE ADJUSTMENTS

This is a conclusive section where adjustments are made to determine the pro forma market value or appraised value of the Association based on a comparison of Sunnyside Federal with the comparable group. These adjustments will take into consideration such key items as earnings performance, market area, financial condition, asset, loan and deposit growth, dividend payments, subscription interest, liquidity of the stock to be issued, management, and market conditions or marketing of the issue. It must be noted that all of the institutions in the comparable group have their differences among themselves and from the Association, and, as a result, such adjustments become necessary.

EARNINGS PERFORMANCE

In analyzing earnings performance, consideration was given to net interest income, the amount and volatility of interest income and interest expense relative to changes in market area conditions and to changes in overall interest rates, the quality of assets as it relates to the presence of problem assets which may result in adjustments to earnings, the level of current and historical classified assets and real estate owned, the balance of valuation allowances to support any problem assets or nonperforming assets, the amount and volatility of noninterest income, and the level of noninterest expenses.

As discussed earlier, the Association's historical business philosophy is focused on increasing its net interest income, noninterest income and net income, maintaining its absence of nonperforming assets, strengthening its level of interest sensitive assets relative to interest sensitive liabilities and reducing its overall interest rate risk, maintaining an adequate level of general valuation allowances to reduce the impact of any unforeseen losses, and closely monitoring its overhead expenses. Following conversion, the Association's objectives will continue to focus on increasing its net interest spread and net interest margin through an increase in commercial real estate loans, SBA loans and commercial business loans, increasing its net income, return on assets and return on equity, maintaining its absence of nonperforming and minimal classified assets, increasing its level of interest sensitive assets relative to interest sensitive liabilities, monitoring overhead expenses and increasing noninterest income through secondary market income from the sale of fixed-rate one- to four-family loans with terms of over 15 years.

Earnings are often related to an institution's ability to generate loans and/or to increase its loan portfolio. The Association was a modest originator of residential mortgage loans and a small originator of nonmortgage loans in years 2011 and 2012. For the year ended December 31, 2012, total loan originations were greater than in fiscal 2011, with the increase based on a rise in the category of one- to four-family loans. During the year ended December 31, 2012, the origination of one- to four-family loans exceeded that category of originations in 2011 by $3.3 million. Home equity loan originations were less in the year ended December 31, 2012, compared to 2011, and other loans were greater in 2012 than in 2011. Overall, total loan originations during the year ended December 31, 2012, exceeded fiscal year 2011 originations by $3.6 million or 87.4 percent.

For the year ended December 31, 2012, one- to four-family loans, home equity loans, and other loans represented 93.1 percent, 0.2 percent and 6.7 percent, respectively, of total loan originations. In comparison, during 2011, one- to four-family loans, commercial real estate and multi-family loans, home equity loans and other loans represented 93.1 percent, 0.3 percent, 3.9 percent and 2.7 percent, respectively, of total loan originations.

Total mortgage and nonmortgage loan originations of $7.7 million and loan purchases of $1.9 million in the year ended December 31, 2012, were reduced by loan principal repayments of $8.6 million, and resulted in an increase of $964,000 in gross loans receivable in the year ended December 31, 2012, to $40.2 million. In fiscal 2011, total loan originations of $00.0 million and loan purchases of $0.0 million were offset by loan principal repayments of $00.0 million and resulted in a decrease of $4.8 million in gross loans receivable to $39.2 million.

Earnings Performance (cont.)

The impact of Sunnyside Federal's primary lending efforts has been to generate a yield on average interest-earning assets of 3.22 percent for the year ended December 31, 2012, compared to a higher 4.64 percent for the comparable group, 4.56 percent for all thrifts and 4.48 percent for Northeast thrifts. The Association's ratio of interest income to average assets was 3.03 percent for the year ended December 31, 2012, which was also lower than the comparable group at 4.33 percent, all thrifts at 4.41 percent and Northeast thrifts at 4.45 percent.

Sunnyside Federal's 0.81 percent cost of interest-bearing liabilities for the year ended December 31, 2012, was lower than the comparable group at 1.12 percent and lower than all thrifts at 1.50 percent and Northeast thrifts at 1.55 percent. The Association's net interest spread of 2.40 percent for the year ended December 31, 2012, was lower than the comparable group at 3.53 percent, all thrifts at 3.06 percent and Northeast thrifts at 2.93 percent. The Association's net interest margin of 2.43 percent, based on average interest-earning assets for the year ended December 31, 2012, was moderately lower than the comparable group at 3.70 percent and lower than all thrifts at 3.24 percent and Northeast thrifts at 3.10 percent.

Including its $48,000 in gains on the sale of securities, the Association's ratio of noninterest income to average assets was 0.26 percent for the year ended December 31, 2012, lower than the comparable group at 0.80 percent and lower than all thrifts at 1.03 percent and Northeast thrifts at 0.72 percent. The Association's operating expenses were lower than those of the comparable group and also lower than all thrifts and Northeast thrifts. For the year ended December 31, 2012, Sunnyside Federal had an operating expenses to average assets ratio of 2.69 percent compared to 3.08 percent for the comparable group, 3.28 percent for all thrifts and 2.94 percent for Northeast thrifts.

For the year ended December 31, 2012, Sunnyside Federal generated lower noninterest income, lower noninterest expenses and a moderately lower net interest margin relative to its comparable group. As a result of these earnings characteristics, the Association's net and core income were noticeably lower than the comparable group for the year ended December 31, 2012. For the year ended December 31, 2012, the comparable group had a net ROAA of 0.66 percent, while all thrifts indicated a higher 0.74 percent ROAA. The Association's core or normalized earnings, as shown in Exhibit 7, were lower than its net earnings and resulted in a negative 0.38 percent core return on assets for the year ended December 31, 2012. That core ROAA was lower than the comparable group at 0.66 percent, all thrifts at 0.74 percent and Northeast thrifts at 0.77 percent.

Sunnyside Federal's earnings stream will continue to be dependent on both the overall trends in interest rates and internal loan growth and also on trends in its noninterest income and overhead expenses. Noninterest income increased from $193,000 in 2011 to $234,000 in 2012, and overhead expenses decreased slightly from $2,488,000 in 2011 to $2,463,000 in 2012. The Association's net interest margin, lower than the comparable group, has been the result of its lower yield on interest-earning assets, slightly reduced by its lower cost of funds. Sunnyside Federal's cost of interest-bearing liabilities is likely to experience a continued decrease as lower short term rates combine with the Association's decrease in certificates of deposit. With no upward pressure on lending rates but plans to grow loans and reduce investments, Sunnyside Federal's composite yield on interest-earning assets is likely to increase somewhat. It is also likely that competition from financial institutions will continue to limit the Association's ability to increase rates on individual mortgage and nonmortgage loan products. Sunnyside Federal's success in achieving its objective to strengthen its net interest spread and net interest margin will relate to its ability to increase its shares of higher yielding loans, rather than by increasing rates on its loan products in the anticipated flat rate environment. During the next few years, any increase in the Association's net interest spread and net interest margin will be dependent on Sunnyside Federal's marketing and cross-selling capability, success in increased loan activity, secondary market sales and new SBA lending as well as the demographic and economic characteristics and trends in its market area.

Earnings Performance (cont.)

It has also been recognized that Sunnyside Federal's current ROAA, in addition to being lower than that of its comparable group, has decreased modestly during the past two fiscal years, and its net interest margin and net interest spread have also decreased. Sunnyside Federal's ROAA in 2012 was a negative 0.35 percent, lower than its 0.14 percent ROAA in 2011. The Association's ROAE has indicated a decline from 1.97 percent in 2011 to a negative 5.04 percent in 2012. Following conversion, it is anticipated that the Association's higher equity to assets ratio will result in a rise in earnings and increases in the Association's ROAA and ROAE.

In recognition of the foregoing earnings related factors, with consideration of Sunnyside Federal's current performance measures during the past two years, a downward adjustment has been made to Sunnyside Federal's pro forma market value for earnings performance.

MARKET AREA

The primary component of the Association's market area, Westchester County, has experienced increases in population and households since 2000. Such a pattern is projected to continue through 2017. Westchester County indicated a higher per capita income and higher median household income than both New York and the United States. In both 2000 and 2010, the median rent in Westchester County was higher than New York's median rent as well as the national average. In 2000 and 2010, Westchester County's median housing values were much higher than New York's and the United States' median values.

Westchester County has had lower unemployment rates compared to both New York and the United States, and its present unemployment rate continues to be lower than state and national levels. Finally, the market area is a competitive financial institution market dominated by banks with a June 30, 2012, total deposit base for banks and thrifts of nearly $49.9 billion, with Sunnyside Federal's $82.0 million in deposits accounting for a minimal 0.9 percent of thrift deposits in the county and an even lower share of total deposits.

Market Area (cont.)

In recognition of the foregoing factors, we believe that an upward adjustment is warranted for the Association's market area.

FINANCIAL CONDITION

The financial condition of Sunnyside Federal is discussed in Section I and shown in Exhibits 1, 2, 5, 14, 15, 16 and 17, and is compared to the comparable group in Exhibits 41 and 42. The Association's ratio of total equity to total assets was 6.61 percent at December 31, 2012, which was lower than the comparable group at 12.68 percent, all thrifts at 12.23, and Northeast thrifts at 12.54 percent. With a conversion at the midpoint, the Association's pro forma equity to assets ratio will increase to approximately 10.9 percent.

The Association's mix of assets and liabilities indicates some areas of notable variation from its comparable group. Sunnyside Federal had a moderately lower 42.4 percent ratio of net loans to total assets at December 31, 2012, compared to the comparable group at 67.0 percent, while all thrifts had a ratio of 67.0 percent. The Association's 15.0 percent share of cash and investments was similar to the comparable group at 15.3 percent, and higher than all thrifts at 14.8 percent and Northeast thrifts at 13.1 percent; and Sunnyside Federal's share of mortgage-backed securities to total assets of 36.9 percent was much higher than the comparable group at 11.2 percent, all thrifts at 10.0 percent and Northeast thrifts at 11.7 percent. The Association's 93.4 percent ratio of deposits to total assets was higher than the comparable group at 78.5 percent, all thrifts at 77.0 percent and Northeast thrifts at 73.6 percent, reflective of its absence of borrowed funds. Sunnyside Federal's absence of borrowed funds to assets was lower than the comparable group at 8.4 percent, all thrifts at 9.2 percent and Northeast thrifts at 11.3 percent.

Financial Condition (cont.)

Sunnyside Federal had no intangible assets and had no repossessed real estate, compared to ratios of 0.51 percent and 0.32 percent of intangible assets and repossessed real estate, respectively, for the comparable group. All thrifts had intangible assets of 0.57 percent and repossessed real estate of 0.62 percent. The financial condition of Sunnyside Federal is favorably influenced by its absence of nonperforming assets, compared to a higher 2.23 percent for the comparable group, 3.09 percent for all thrifts and 1.83 percent for Northeast thrifts. Historically, the Association's dollar balance of nonperforming assets and its ratio of nonperforming assets to total assets have been lower than industry averages. The Association's ratio of nonperforming assets to total assets was zero at December 31, 2010 and 2011.

At December 31, 2012, Sunnyside Federal had $314,000 of allowances for loan losses, which represented 0.33 percent of assets and 0.78 percent of total loans. The comparable group indicated allowances equal to 0.92 percent of assets and a higher 1.34 percent of total loans. More significant, however, is an institution's ratio of allowances for loan losses to nonperforming assets, since a portion of nonperforming assets could be charged off. Since Sunnyside Federal had no nonperforming assets, this ratio cannot be calculated but represented 63.32 percent for the comparable group, with all thrifts at 66.2 percent and Northeast thrifts at 56.4 percent. Sunnyside Federal's ratio of net charge-offs to average total loans was zero for the year ended December 31, 2012, lower than the 0.41 percent for the comparable group, the 0.81 percent for all thrifts and 0.39 percent for Northeast thrifts. These ratios are reflective of the Association's maintenance of a higher ratio of reserves to nonperforming assets, due to the consistent absence of nonperforming assets.

Overall, with particular consideration to the Association's equity position, as well as asset quality, reserves coverage, and interest rate risk relative to the comparable group, we believe that a downward adjustment is warranted for Sunnyside Federal's current financial condition.

ASSET, LOAN AND DEPOSIT GROWTH

During the past year, Sunnyside Federal has been characterized by higher than average growth in assets, loans and deposits relative to the comparable group, all thrifts and Northeast, after shrinkage from 2008 to 2011. The Association's asset growth rate was 5.4 percent in 2012, compared to a lesser 4.2 percent for the comparable group, 2.2 percent for all thrifts and 4.0 percent for Northeast thrifts. Sunnyside Federal's asset growth rate is reflective primarily of its larger annual deposit growth rate and growth in investments for the period. Sunnyside Federal's deposits indicate an increase of 6.4 percent in 2012. Annual deposit changes were 3.1 percent for the comparable group, 2.7 percent for all thrifts and 3.9 percent for Northeast thrifts. The Association's loans indicate an increase of 2.6 percent in 2012, compared to a decrease of 2.1 percent for the comparable group, 3.1 percent for all thrifts and 3.5 percent for Northeast thrifts.

The Association's ability to maintain its asset base, loans and deposits in the future is, to a great extent, dependent on its being able to competitively price its loan and deposit products and to maintain a high quality of service to its customers. Sunnyside Federal's single office serves the market area encompassing portions of Westchester County. The market area experienced increases in population and households between 2000 and 2010, and those increases are projected to continue at lower rates through 2017. The Association's market area also indicates per capita income and median household income much higher than both New York and the United States, and the market areas's unemployment rates are lower than both New York and the United States.

Essentially, the Association will continue to be dependent on its current market area, with no immediate plans to expand beyond that market area, resulting in moderate to strong asset growth over the next three years. Sunnyside Federal's projections indicate approximately $9.0 million or a 10.5 percent average annual growth in deposits during the next three years, accompanied by an 11.7 percent average annual increase in total assets, representing an average dollar increase of approximately $11.0 million. Total loans are projected to experience a three-year average annual growth level of approximately $13.1 million or 32.7 percent per year.

Asset, Loan and Deposit Growth (cont.)

Sunnyside Federal's favorable market area but competitive operating environment is likely to continue to generate asset and deposit growth at a higher rate than has been the trend for the comparable group.

Based on these conditions, we have concluded that an upward adjustment to the Association's pro forma value is warranted for anticipated asset, loan and deposit growth.

DIVIDEND PAYMENTS

Sunnyside Federal has not committed to pay an initial cash dividend. The future payment of cash dividends will be dependent upon such factors as earnings performance, capital position, growth, and regulatory limitations. Nine of the ten institutions in the comparable group pay cash dividends for an average dividend yield of 1.42 percent.

Due to the fact that only one of the comparable group is not paying dividends combined with the higher dividend yield for the comparable group, in our opinion, a slight downward adjustment to the pro forma market value is warranted at this time related to dividend payments.

SUBSCRIPTION INTEREST

In 2012, investors' interest in new issues has increased, with subscription levels for the limited transactions generally moderate. Overall, the recent reaction of potential IPO investors, including savings institution depositors, appears generally to be related to a number of economic factors, including the financial performance and condition of thrift institutions, the weakness of the local economy, general market conditions, aftermarket price trends, the limited activity in merger/acquisition transactions in the thrift industry, weaker housing values and credit and funds pressure in the mortgage lending market with higher delinquencies, resulting in higher

Subscription Interest (cont.)

charge-offs and higher provisions for loan losses. With the number of offerings small, relative to historic levels, there appears to be limited demand for new financial institution issues, particularly the smaller offerings. As presented in Exhibit 32, the six full conversions between January 1, 2012, and March 5, 2013, posted an average gain of 21.67 percent in their share prices on the first day of trading, influenced by one offering's 45.50 percent increase. The six full conversions indicated a percentage price change of 47.65 percent from their IPO date to March 5, 2013. None of the six conversions indicated an IPO increase of 5.0 percent or less.

The Association will direct its initial subscription offering to depositors of the Association. If there is a subsequent community offering, residents of the local market will be given a preference. The board of directors and officers anticipate purchasing approximately $405,000 or approximately 6.8 percent of the stock offered to the public based on the appraised midpoint valuation.

The Association has secured the services of Keefe, Bruyette & Woods, Inc. ("KBW") to assist in the marketing and sale of the conversion stock.

Based on the much smaller size of the offering and its structure as a full conversion, recent market movement and current market and industry conditions, local market interest, the performance of Sunnyside Federal, the terms of the offering and recent subscription levels and aftermarket performance of initial thrift offerings, we believe that no adjustment is warranted for the Association's anticipated subscription interest.

LIQUIDITY OF THE STOCK

The Association's public offering of $6.0 million will result in a market capitalization much smaller than the average $44.1 million market value of the comparable group and significantly smaller than the average of $792.1 million for New York thrifts. Of the ten institutions in the comparable group, all are traded on NASDAQ. With 600,000 shares to be outstanding at the midpoint of the offering range, the Association will a have smaller number of shares outstanding than the comparable group, with an average of 2.8 million shares.

Based on the average market capitalization, shares outstanding and daily trading volume of the comparable group, as well as the relative trading volume of publicly traded thrift institutions, including previous IPOs, we have concluded that a downward adjustment to the Association's pro forma market value is warranted relative to the anticipated liquidity of the stock.

MANAGEMENT

The president and chief executive officer of Sunnyside Federal is Timothy D. Sullivan, who is also a director. Mr. Sullivan joined the Association in 0000 and has served the Association as president and chief executive officer since 0000 (reference Exhibit 23). Mr. Sullivan became a director of the Association in 0000. The other executive officers of the Association are Ms. Gerardina Mirtuono, senior vice president and chief operating officer, positions she has held since 0000, and Mr. Gerard A. Iervolina, vice president and chief financial officer, positions he has held since 0000.

Overall, we believe the Association to be professionally, knowledgeably and efficiently managed, as are the comparable group institutions. It is our opinion that no adjustment to the pro forma market value of the Association is warranted for management.

MARKETING OF THE ISSUE

The necessity to build a new issue discount into the stock price of a converting thrift institution continues to be a closely examined issue in recognition of uncertainty among investors as a result of the thrift industry's continued higher levels of problem assets and provision for loan losses, overall lower prices of thrift stocks, and reduced interest in conversion offerings. Merger/acquisition activity has also resulted in less interest in financial institution stocks.

We believe that a new issue discount applied to the price to book valuation approach is appropriate and necessary in current public offerings and, in our opinion, various characteristics of the Association's transaction, as well as current market trends, cause us to conclude that such a discount is warranted for this offering. Consequently, at this time we have made a modest downward adjustment to the Association's pro forma market value related to a new issue discount.

VI. VALUATION METHODS

Historically, the most frequently used method for determining the pro forma market value of common stock for thrift institutions by this firm has been the price to book value ratio method, due to the volatility of earnings in the thrift industry. As earnings in the thrift industry have continued their volatility in 2011 and 2012, emphasis has continued to be placed on the price to book method. In determining the pro forma market value of Sunnyside Federal Savings and Loan Association, the entire focus has been placed on the price to book value method, with no focus on the price to core earnings method, due to the Association's absence of earnings in fiscal 2012.

In recognition of the volatility and variance in earnings due to fluctuations in interest rates, the continued differences in asset and liability repricing and the frequent disparity in value between the price to book method and the price to earnings method, a third valuation method, the price to assets method, has also been used. The price to assets method is used less often for valuing ongoing institutions, but becomes more useful in valuing converting institutions when the equity position and earnings performance of the institutions under consideration are different.

In addition to the pro forma market value, we have defined a valuation range with the minimum of the range being 85.0 percent of the pro forma market value, the maximum of the range being 115.0 percent of the pro forma market value, and a maximum, as adjusted, being 115.0 percent of the maximum. The pro forma market value or appraised value will also be referred to as the "midpoint value."

In applying the applicable valuation methods, consideration was given to the adjustments to the Association's pro forma market value discussed in Section V. Downward adjustments were made for the Association's liquidity of the stock, dividends, earnings performance, financial condition, and for the market of the issue. No adjustments were made for the Association's subscription interest or management. Upward adjustments were made for the Association's asset, loan and deposit growth and market area.

PRICE TO BOOK VALUE METHOD

In the valuation of thrift institutions, the price to book value method focuses on an institution's financial condition, and does not give as much consideration to the institution's long term performance and value as measured by earnings. Due to the earnings volatility of many thrift stocks, the price to book value method is frequently used by investors who rely on an institution's financial condition rather than earnings performance. This method, therefore, is sometimes considered less meaningful for institutions that provide a consistent earnings trend, but remains significant and reliable as a confirmational and correlative analysis to the price to earnings and price to assets approaches. It should be noted that the prescribed formulary computation of value using the pro forma price to book value method returns a price to book value ratio below market value.

Exhibit 48 shows the average and median price to book value ratios for the comparable group which were 77.99 percent and 78.48 percent, respectively. The comparable group indicated a moderately wide range, from a low of 54.92 percent (First Federal of Northern Michigan) to a high of 100.63 percent (Hampden Bancorp). The comparable group had slightly higher average and median price to tangible book value ratios of 80.91 percent and 82.08 percent, respectively, with a range of 57.33 percent at the low end (First Federal of Northern Michigan) to 101.14 percent at the high end (Hampden Bancorp). Excluding the low and the high in the group, the price to book value range narrowed to a low of 64.43 percent and a high of 95.36 percent, and the range of price to tangible book value ratio narrowed to a low of 65.62 percent and a higher of 97.75 percent.

Taking into consideration all of the previously mentioned items in conjunction with the adjustments made in Section V, we have determined a pro forma price to book value ratio of 55.26 percent and a price to tangible book value ratio of an identical 55.26 percent at the midpoint. The price to book value ratio increases from 50.76 percent at the minimum to 62.98 percent at the maximum, as adjusted, with the price to tangible book value ratio range identical.

Price to Book Value Method (cont.)

The Association's ratio of equity to assets after conversion at the midpoint of the valuation range will be approximately 11.00 percent compared to 12.68 percent for the comparable group. Based on the price to book value ratio and the Association's total equity of $6,214,000 at December 31, 2012, the indicated pro forma market value of the Association using this approach is $6,000,000 at the midpoint (reference Exhibit 47).

PRICE TO CORE EARNINGS METHOD

The focal point of this method is the determination of the earnings base to be used and secondly, the determination of an appropriate price to earnings multiple. While this approach has been deemed not meaningful due to the Association's negative earnings and negative core earnings for the year ended December 31, 2012, we will still review the price to earnings multiples for the comparable group and the overall industry.

The average price to core earnings multiple for the comparable group was 16.85, while the median was 16.78. The average price to net earnings multiple was 16.41, and the median multiple was 15.74. The comparable group's price to core earnings multiple was higher than the average for all publicly traded thrifts of 16.37, and higher than their median of 13.83. The range in the price to core earnings multiple for the comparable group was from a low of 7.39 (River Valley Bancorp) to a high of 25.99 (Alliance Bancorp). The primary range in the price to core earnings multiple for the comparable group, excluding the high and low, was from a low price to earnings multiple of 12.69 to a high of 25.02 times earnings for eight of the ten institutions in the group.

PRICE TO ASSETS METHOD

The final valuation method is the price to assets method. This method is not frequently used due to the fact that it does not incorporate an institution's equity position or earnings performance. Additionally, the prescribed formulary computation of value using the pro forma price to net assets method does not recognize the runoff of deposits concurrently allocated to the purchase of conversion stock, returning a pro forma price to net assets ratio below its true level following conversion. Exhibit 48 indicates that the average price to assets ratio for the comparable group was 9.94 percent, and the median was 8.96 percent. The range in the price to assets ratios for the comparable group varied from a low of 5.69 percent (River Valley Bancorp) to a high of 14.33 percent (Alliance Bancorp). It narrows modestly with the elimination of the two extremes in the group to a low of 6.18 percent and a high of 13.65 percent.

Based on the adjustments made previously for Sunnyside Federal, it is our opinion that an appropriate price to assets ratio for the Association is 6.08 percent at the midpoint, which ranges from a low of 5.21 percent at the minimum to 7.90 percent at the maximum, as adjusted.

Based on the Association's December 31, 2012, asset base of $94,055,000, the indicated pro forma market value of the Association using the price to assets method is $6,000,000 at the midpoint (reference Exhibit 47).

VALUATION CONCLUSION

Exhibit 53 provides a summary of the valuation premium or discount for each of the valuation ranges when compared to the comparable group based on each of the valuation approaches. At the midpoint value, the price to book value ratio of 55.26 percent for the Association represents a discount of 29.15 percent relative to the comparable group and decreases to 19.25 percent at the super maximum. The price to assets ratio at the midpoint represents a discount of 38.81 percent and decreases to a discount of 20.48 percent at the super maximum, reflective of the Association's lower equity position.

Valuation Conclusion (cont.)

It is our opinion that as of March 5, 2013, the pro forma market value of the Association is $6,000,000 at the midpoint, representing 600,000 shares at $10.00 per share. The pro forma valuation range of the Association is from a minimum of $5,100,000 or 510,000 shares at $10.00 per share to a maximum of $6,900,000 or 690,000 shares at $10.00 per share, with such range being defined as 15 percent below the appraised value to 15 percent above the appraised value. The maximum, as adjusted, is $7,935,000 or 793,500 shares at $10.00 per share (reference Exhibits 49 to 52).

The appraised value of Sunnyside Federal Savings and Loan Association as of March 5, 2013, is $6,000,000 at the midpoint.

EXHIBITS

EXHIBIT 1

SUNNYSIDE FEDERAL SAVINGS AND LOAN ASSOCIATION OF IRVINGTON
Irvington, New York

Statement of Financial Condition
At December 31, 2012

ASSETS	
Cash and due from banks	$ 5,434,472
Securities held-to-maturity, net; approximate fair value of $10,654,000	10,181,377
Securities available-for-sale	33,217,266
Loans receivable, net	39,905,318
Premises and equipment, net	1,615,410
Federal Home Loan Bank of New York and other stock, at cost	201,120
Accrued interest receivable	280,199
Cash surrender value of life insurance	1,944,934
Deferred income taxes	422,827
Other assets	851,680
Total assets	$ 94,054,603
LIABILITIES AND EQUITY	
LIABILITIES	
Deposits	$ 86,185,677
Advances from borrowers for taxes and insurance	706,036
Other liabilities	948,885
Total liabilities	87,840,598
EQUITY	
Retained earnings	6,705,732
Accumulated other comprehensive (loss), net of tax	(491,727)
Total equity	6,214,005
Total liabilities and equity	$ 94,054,603

Source: Sunnyside Federal Savings and Loan Association's audited financial statements

EXHIBIT 2

SUNNYSIDE FEDERAL SAVINGS AND LOAN ASSOCIATION OF IRVINGTON
Irvington, New York

Statements of Financial Condition
At December 31, 2008, 2009, 2010, and 2011

	December 31,			
	2011	2010	2009	2008
ASSETS				
Cash and cash equivalents:				
Cash and due from banks	$ 9,714,550	$ 11,514,568	$ 6,890,561	$ 2,692,147
Federal funds sold	4,546,000	3,200,000	200,000	200,000
Total cash and cash equivalents	14,260,550	14,714,568	7,090,561	2,892,147
Securities held-to-maturity, net; approximate fair value of $16,370,000, $19,658,000 and $28,660,000 and $35,902,182 in 2011, 2010, 2009 and 2008, respectively	15,576,277	18,824,238	27,855,650	35,974,177
Securities available-for-sale	14,634,795	12,148,064	21,122,278	20,102,588
Loans receivable, net	38,882,174	43,646,515	40,126,202	41,005,061
Premises and equipment, net	1,735,527	1,808,649	1,864,684	1,861,940
Federal Home Loan Bank of New York and other stock, at cost	218,220	147,700	158,300	398,500
Accrued interest receivable	263,768	278,503	373,477	562,855
Cash surrender value of life insurance	1,883,175	1,795,418	1,730,867	2,063,231
Deferred income taxes	705,569	768,264	802,378	1,405,063
Other assets	1,066,780	1,248,467	1,359,188	177,429
Total assets	$ 89,226,835	95,380,386	$ 102,483,585	$ 106,442,991
LIABILITIES AND EQUITY				
LIABILITIES				
Deposits	$ 81,011,892	$ 86,982,784	$ 94,635,942	$ 92,141,210
Borrowings	--	--	--	5,864,002
Advances from borrowers for taxes and insurance	720,219	555,737	539,959	423,177
Other liabilities	1,015,185	1,586,990	1,147,409	1,628,949
Total liabilities	82,747,296	89,125,511	96,323,310	100,057,338
EQUITY				
Retained earnings	7,026,213	6,900,841	6,717,570	8,044,879
Accumulated other comprehensive (loss), net of tax	(546,674)	(645,966)	(557,295)	(1,659,226)
Total equity	6,479,539	6,254,875	6,160,275	6,385,653
Total liabilities and equity	$ 89,226,835	$ 95,380,386	$ 102,483,585	$ 106,442,991

Source: Sunnyside Federal Savings and Loan Association's audited financial statements for 2009 through 2011 and unaudited financial statement for 2008.

EXHIBIT 3

SUNNYSIDE FEDERAL SAVINGS AND LOAN ASSOCIATION OF IRVINGTON
Irvington, New York

Statement of Operations
For the Year Ended December 31, 2012

Interest and dividend income:	
Loans	$ 2,075,288
Investment securities	108,307
Mortgage-backed securities	578,184
Federal funds sold and other earning assets	14,674
Total interest and dividend income	2,776,453
Interest expense on deposits	678,753
Net interest income	2,097,700
Provision for loan losses	0
Net interest income after provision for loan losses	2,097,700
Noninterest income:	
Fees and service charges	124,141
Net gain on sale of securities	47,821
Income on bank-owned life insurance	61,759
Total noninterest income	233,721
Noninterest expense:	
Compensation and benefits	1,307,396
Occupancy and equipment, net	444,351
Data processing service fees	166,259
Professional fees	197,279
Federal deposit insurance premiums	67,500
Advertising and promotion	81,862
Other	198,137
Total noninterest expense	2,462,784
Income before income taxes	(131,363)
Income tax expense	189,118
Net loss	$ (320,481)

Source: Sunnyside Federal Savings and Loan Association's audited financial statements

EXHIBIT 4

SUNNYSIDE FEDERAL SAVINGS AND LOAN ASSOCIATION OF IRVINGTON
Irvington, New York

Statements of Operations
For the Years Ended December 31, 2008, 2009, 2010 and 2011

	Year Ended December 31,			
	2011	2010	2009	2008
Interest and dividend income:				
Loans	$ 2,354,368	$ 2,469,754	$ 2,484,875	$ 2,020,442
Securities	825,403	1,328,902	2,260,785	2,950,013
Federal funds sold and other earning assets	17,614	14,040	19,459	255,311
Total interest and dividend income	3,197,385	3,812,696	4,765,119	5,225,766
Interest expense:				
Deposits	743,093	1,119,250	2,050,450	2,390,372
Borrowings	--	92	132,363	353,622
Total interest expense	743,093	1,119,342	2,182,813	2,743,994
Net interest income	2,454,292	2,693,354	2,582,306	2,481,772
Provision for loan losses	9,214	5,015	34,700	0
Net interest income after provision for loan losses	2,445,078	2,688,339	2,547,606	2,481,772
Noninterest income:				
Fees and service charges	105,142	95,390	113,213	191,413
Net gain on sale of securities	--	26,509	--	20,562
Income on bank-owned life insurance	87,757	64,552	61,341	90,935
Total noninterest income	192,899	186,451	174,554	302,910
Noninterest expense:				
Compensation and benefits	1,250,594	1,192,668	693,595	1,197,117
Occupancy and equipment, net	276,466	423,363	427,725	303,481
Data processing service fees	207,558	199,409	231,837	281,249
Professional fees	397,655	257,543	275,812	207,827
Federal deposit insurance premiums	47,948	210,689	272,623	--
Advertising and promotion	83,551	80,839	80,157	91,271
Loss on other than temporary impairment of securities	--	--	1,820,550	--
Other	223,747	227,153	411,434	554,272
Total noninterest expense	2,487,519	2,591,664	4,213,733	2,635,217
Income (loss) before income taxes	150,458	283,126	(1,491,573)	149,465
Income tax expense (benefit)	25,086	99,855	(164,264)	(72,885)
Net income (loss)	$ 125,372	$ 183,271	$ (1,327,309)	$ 222,350

Source: Sunnyside Federal Savings and Loan Association's audited financial statements for 2009 through 2011 and unaudited financial statement for 2008.

EXHIBIT 5

Selected Financial Information
Years Ended December 31, 2011 and 2012

	At December 31,	
	2012	2011
	(In thousands)	
Selected Financial Condition Data:		
Total assets	$ 94,055	$ 89,227
Cash and cash equivalents	5,434	14,261
Securities available-for-sale	33,217	14,635
Securities held-to-maturity	10,181	15,576
Loans, net	39,905	38,882
Premises and equipment	1,615	1,736
Cash and surrender value of life insurance	1,945	1,883
Other assets	1,756	2,254
Deposits	86,186	81,012
Total equity	6,214	6,480

Source: Sunnyside Federal Savings and Loan Association's Prospectus

EXHIBIT 6

Income and Expense Trends
For the Years Ended December 31, 2011 and 2012

	Year Ended December 31,	
	2012	2011
	(In thousands)	
Selected Operating Data:		
Interest and dividend income	$ 2,776	$ 3,197
Interest expense	678	743
Net interest income	2,098	2,454
Provision for loan losses	--	9
Net interest income after provision for loan losses	2,098	2,445
Noninterest income	234	193
Noninterest expense	2,463	2,488
Income (loss) before income tax expense	(131)	150
Income tax expense (benefit)	189	25
Net income (loss)	$ (320)	$ 125

Source: Sunnyside Federal Savings and Loan Association's Prospectus

EXHIBIT 7

Normalized or Core Earnings (Loss)
For the Twelve Months Ended December 31, 2012

Net income (loss) before taxes	$ (131,000)
Income/expense adjustments	
Gains on sale of securities	(48,000)
Normalized earnings before taxes	$ (179,000)
Taxes [1]	173,000
Core earnings after taxes	$ (352,000)

[1] Based on tax credit of 144.3 percent

Source: Sunnyside Federal Savings and Loan Association's Prospectus

EXHIBIT 8

Performance Indicators
At or for the Years Ended December 31, 2011 and 2012

Selected Financial Ratios and Other Data:	At or for the Years Ended December 31, 2012	2011
Performance Ratios:		
Return on assets	(0.35)%	0.14%
Return on average equity	(4.97)%	1.97%
Interest rate spread [1]	2.53%	2.99%
Net interest margin [2]	2.56%	3.02%
Efficiency ratio [3]	105.63%	93.97%
Noninterest expense to average total assets	2.72%	2.74%
Average interest-earning assets to average interest-bearing liabilities	103.61%	102.78%
Average equity to average total assets	7.12%	7.01%
Asset Quality Ratios:		
Nonperforming assets to total assets	--	--
Nonperforming loans to total loans	--	--
Allowance for loan losses to nonperforming loans	--	--
Allowance for loan losses to total loans	0.78%	0.80%
Capital Ratios:		
Total capital (to risk weighted assets)	20.30%	20.89%
Tier 1 capital (to risk weighted assets)	19.38%	19.96%
Tier 1 capital (to average assets)	7.02%	7.69%
Equity to assets	6.61%	7.26%

(1) The interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.
(2) The net interest margin represents net interest income as a percent of average interest-earning assets for the period.
(3) The efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income.

Source: Sunnyside Federal Savings and Loan Association's Prospectus

EXHIBIT 9

Volume/Rate Analysis
For the Years Ended December 31, 2011 vs. 2012

	Years Ended December 31, 2012 vs. 2011		
	Increase (Decrease) Due to		
	Volume	Rate	Total
	(Dollars in thousands)		
Interest-earning assets			
Loans	$ (208)	$ (71)	$ (279)
Investment securities	2	(28)	(26)
Mortgage-backed securities	173	(286)	(113)
Fed funds sold and other interest-earning assets	(9)	6	(3)
Total interest-earning assets	$ (42)	$ (379)	$ (421)
Interest-bearing liabilities			
NOW accounts	$ --	--	$ 0
Regular savings	--	(5)	(5)
Money market	(1)	(1)	(2)
Certificates of deposit	4	(62)	(58)
Total interest-bearing liabilities	$ 3	$ (68)	$ (65)

Source: Sunnyside Federal Savings and Loan Association's Prospectus

EXHIBIT 10

Yield and Cost Trends
For the Years Ended December 31, 2011 and 2012, and
At December 31, 2012

	At December 31, 2012	Years Ended December 31,	
		2012	2011
	Yield/ Cost	Yield/ Cost	Yield/ Cost
Interest-earning assets:			
Loans	4.93%	5.35%	5.52%
Investment securities	1.41%	1.60%	2.01%
Mortgage-backed securities	1.64%	1.81%	2.81%
Fed funds sold and other interest-earning assets	0.01%	0.35%	0.24%
Total interest-earning assets		3.39%	3.93%
Interest-bearing liabilities:			
Transaction accounts	0.05%	0.06%	0.06%
Regular savings	0.12%	0.11%	0.13%
Money market	0.10%	0.09%	0.15%
Certificates of deposit	1.58%	1.65%	1.81%
Total interest-bearing liabilities	0.82%	0.86%	0.94%
Interest rate spread [1]	--	2.53%	2.99%
Net interest margin [2]	--	2.56%	3.02%
Average interest-earning assets to interest-bearing liabilities	--	102.91%	101.17%

[1] Net interest spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

[2] Net interest margin represents net interest income divided by average total interest-earning assets.

Source: Sunnyside Federal Savings and Loan Association's Prospectus

EXHIBIT 11

Net Interest Income and Change in Net Interest Income
At December 31, 2012

Rate Shift[1] (Basis Points)	Net Interest Income Year 1 ($000)	Year 1 Change from Level
+400	$ 1,992	(8.11)%
+300	$ 2,065	(4.73)%
+200	$ 2,124	(2.01)%
+100	$ 2,166	(0.10)%
Level	$ 2,168	--
-100	$ 2,066	(4.70)%

Source: Sunnyside Federal Savings and Loan Association's Prospectus

EXHIBIT 12

Loan Portfolio Composition
At December 31, 2011 and 2012

	At December 31,			
	2012		2011	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Real estate loans:				
One- to four-family residential	$ 34,702	86.4%	$ 33,820	86.3%
Commercial and multi-family residential	4,176	10.4%	4,502	11.5%
Home equity lines of credit	701	1.8%	741	1.9%
Other loans	571	1.4%	123	0.3%
Total loans receivable	$ 40,150	100.0%	$ 39,186	100.0%
Deferred loan costs (fees)	(69)		(9)	
Allowance for loan losses	314		312	
Total loans receivable, net	$ 39,905		$ 38,883	

Source: Sunnyside Federal Savings and Loan Association's Prospectus

EXHIBIT 12

EXHIBIT 13

Loan Maturity Schedule
At December 31, 2012

	One- to Four-Family Residential Real Estate	Commercial and Multi-family Residential Real Estate	Home Equity Lines of Credit	Other Loans	Total
			(In thousands)		
Due during the years ending December 31,					
2013	$ 16	$ 5	$ --	$ 508	$ 529
2014	41	704	--	22	767
2015	141	169	--	31	341
2016 to 2017	210	160	--	10	380
2018 to 2022	2,191	1,594	37	--	3,822
2023 to 2027	5,352	1,246	664	--	7,262
2028 and beyond	26,751	298	--	--	27,049
Total	$ 34,702	$ 4,176	$ 701	$ 571	$ 40,150

	Due After December 31, 2013		
	Fixed	Adjustable	Total
		(In thousands)	
Real estate loans:			
One- to four-family residential	$ 23,186	$ 11,500	$ 34,686
Commercial and multi-family residential	4,171	--	4,171
Home equity lines of credit		701	701
Other loans	63	--	63
Total loans	$ 27,420	$ 12,201	39,621

Source: Sunnyside Federal Savings and Loan Association's Prospectus

EXHIBIT 14

Loan Originations
For the Years Ended December 31, 2011 and 2012

	Year Ended December 31,	
	2012	2011
	(In thousands)	
Total loans at beginning of year	$ 39,186	$ 43,957
Loans originated:		
Real estate loans:		
One- to four-family residential	7,126	$ 3,800
Commercial and multi-family	--	10
Home equity lines of credit	14	161
Total real estate loans	7,140	3,971
Other	511	111
Total loans originated	$ 7,651	$ 4,082
Loans purchased:		
One- to four-family residential	1,875	--
Deduct:		
Principal repayments	8,562	8,853
Net loan activity	964	(4,771)
Total loans at end of year	$ 40,150	39,186

Source: Sunnyside Federal Savings and Loan Association's Prospectus

EXHIBIT 15

Delinquent Loans
At December 31, 2011 and 2012

	Loans Delinquent For				Total	
	30-89 Days		90 Days and Over			
	Number	Amount	Number	Amount	Number	Amount
At December 31, 2012						
Real estate loans:						
One- to four-family residential	2	$246	--	--	2	$246
Commercial and multi-family residential	--	--	--	--	--	--
Home equity lines of credit	--	--	--	--	--	--
Commercial	--	--	--	--	--	--
Other loans	--	--	--	--	--	--
Total loans	2	$ 246	0	$0	2	$ 246
At December 31, 2011						
Real estate loans:						
One- to four-family residential	--	--	--	--	--	--
Commercial and multi-family residential	--	--	--	--	--	--
Home equity lines of credit	--	--	--	--	--	--
Commercial	--	--	--	--	--	--
Other loans	--	--	--	--	--	--
Total loans	0	$ 0	0	$0	0	$0

Source: Sunnyside Federal Savings and Loan Association's Prospectus

EXHIBIT 15

EXHIBIT 16

Nonperforming Assets
At December 31, 2011 and 2012

	At December 31,	
	2012	2011
	(Dollars in thousands)	
Nonaccrual loans:		
Real estate loans:		
One- to four-family residential	$ --	$ --
Commercial and multi-family	--	--
Home equity lines of credit	--	--
Other	--	--
Total	--	--
Accruing loans 90 days or more past due:		
Real estate loans:		
One- to four-family residential	$ --	$ --
commercial and multi-family	--	--
Home equity lines of credit	--	--
Other	--	--
Total loans 90 days or more past due	--	--
Total nonperforming loans	--	--
Real estate owned	--	--
Other nonperforming assets	--	--
Total nonperforming assets	$ --	$ --
Troubled debt restructurings:		
Real estate loans:		
One- to four-family residential	$ --	$ --
Commercial and multi-family	--	--
Home equity lines of credit	--	--
Other	--	--
Total	$ --	$ --
Ratios:		
Total nonperforming loans to total loans	--%	--%
Total nonperforming loans to total assets	--%	--%
Total nonperforming assets to total assets	--%	--%

Source: Sunnyside Federal Savings and Loan Association's Prospectus

EXHIBIT 17

Classified Assets
At December 31, 2011 and 2012

	At December 31,	
	2012	2011
Classified assets:	(In thousands)	
Substandard	$ 121	$ --
Doubtful	--	--
Loss	--	--
Total classified assets	$ 121	$ --
Special Mention	$ 1974	$ 1894

Source: Sunnyside Federal Savings and Loan Association's Prospectus

EXHIBIT 18

Allowance for Loan Losses
At or for the Years Ended December 31, 2011 and 2012

	At or for the Years Ended December 31,	
	2012	2011
	(In thousands)	
Balance at beginning of period	$ 313	$ 299
Charge-offs:		
Real estate loans:		
One- to four-family residential	--	--
Commercial and multi-family	--	--
Home equity lines of credit	--	--
Other loans	--	--
Total charge-offs	0	0
Recoveries:		
Real estate loans:		
One- to four-family residential	--	2
Commercial and multi-family	--	--
Home equity lines of credit	--	--
Other loans	1	3
Total recoveries	1	5
Net charge-offs	(1)	(5)
Provision for loan losses	--	9
Balance at end of period	$ 314	$ 313
Ratios:		
Net charge-offs to average loans outstanding	--	--
Allowance for loan losses to nonperforming loans at end of year	--	--
Allowance for loan losses to total loans at end of year	0.78%	0.80%

Source: Sunnyside Federal Savings and Loan Association's Prospectus

EXHIBIT 19

Mix of Deposits
At or for the Years Ended December 31, 2011 and 2012

	At or for the Year Ended December 31,					
	2012			2011		
	Average Balance (In thousands)	Percent	Weighted Average Rate	Average Balance (In thousands)	Percent	Weighted Average Rate
Deposit type:						
NOW	$ 9,048	11.0%	0.06%	$ 8,611	10.5%	0.06%
Passbook accounts	27,955	33.9%	0.11%	28,197	34.2%	0.13%
Money market	3,161	3.8%	0.09%	3,850	4.7%	0.13%
Certificates of deposit	38,762	47.1%	1.65%	38,526	46.8%	1.81%
Noninterest-bearing	3,475	4.2%	--	3,152	3.8%	--
Total deposits	$ 82,401	100.0%	0.82%	$ 82,336	100.0%	0.90%

Source: Sunnyside Federal Savings and Loan Association's Prospectus

EXHIBIT 20

Certificates of Deposit
Classified by Rate
At December 31, 2012

Maturity Period	Certificates of Deposit at December 31, 2012 (In thousands)
Three months or less	$ 2,649
Over three through six months	1,071
Over six months through one year	1,852
Over one year to three years	8,034
Over three years	1,824
Total	$ 15,430

Source: Sunnyside Federal Savings and Loan Association's Prospectus

EXHIBIT 21

Certificates of Deposit Classified by Maturity
At December 31, 2012

	At December 31, 2012 Period to Maturity					
	Less than or Equal to One Year	More Than One to Two Years	More Than Two to Three Years	More Than Three Years	Total	Percent of Total
	(Dollars in thousands)					
Interest Rate Range:						
Less than 2.00%	$ 18,103	$ 3,733	$ 1,259	$ 513	$ 23,608	63.1%
2.00% to 2.99%	--	131	136	8,562	8,829	23.6%
3.00% to 3.99%	35	343	--	--	378	1.0%
4.00% to 4.99%	1,216	3,360	--	--	4,576	12.2%
Total	$ 19,354	$ 7,567	$ 1,395	$ 9,075	$ 37,391	100.0%

Source: Sunnyside Federal Savings and Loan Association's Prospectus

EXHIBIT 21

EXHIBIT 22

OFFICE OF SUNNYSIDE FEDERAL SAVINGS AND LOAN ASSOCIATION
Irvington, New York
As of December 31, 2012

Location	Owned or Leased	Net Book Value of Real Property (000)
Main Office		
56 Main Street		
Irvington, New York 10533	Owned	$1,500

Source: Sunnyside Federal Savings and Loan Association's Prospectus

EXHIBIT 23

DIRECTORS AND MANAGEMENT
SUNNYSIDE FEDERAL SAVINGS AND LOAN ASSOCIATION OF IRVINGTON
At December 31, 2012

Name	Position(s) Held with the Bank	Age[1]	Director Since	Current Term Expires
William Boeckelman	Director	66	1991	2015
Lawrence P. Doyle	Director	57	2012	2016
Deborah J. Elliot	Director	54	2006	2016
Desmond Lyons	Director	44	2012	2015
Gerardina Mirtuono	Senior Vice President, Chief Operating Officer and Director	48	2011	2014
Louis G. Ricci, III	Director	64	2006	2015
Timothy D. Sullivan	President, Chief Executive Officer and Director	59	2008	2014

[1] Age as of December 31, 2012

Source: Sunnyside Federal Savings and Loan Association's Prospectus

EXHIBIT 24

Key Demographic Data and Trends
Towns of Greenburgh, Ossining and Mount Pleasant,
Westchester County, New York and the United States
2000, 2010 and 2017

	2000	2010	2000-2010 % Change	2017	2000-2017 % Change
Population					
Town of Greenburgh	86,764	88,400	1.9%	89,309	1.0%
Town of Ossining	36,534	37,674	3.1%	37,796	0.3%
Town of Mount Pleasant	43,221	43,724	1.2%	43,901	0.4%
Westchester County	923,459	949,113	2.8%	964,180	1.6%
New York	18,976,457	19,378,102	2.1%	19,877,930	2.6%
United States	281,421,906	308,745,538	9.7%	323,986,227	4.9%
Households					
Town of Greenburgh	33,043	33,495	1.4%	33,897	1.2%
Town of Ossining	12,355	12,706	2.8%	12,681	(0.2)%
Town of Mount Pleasant	13,737	14,306	4.1%	14,387	0.6%
Westchester County	337,142	347,232	3.0%	352,914	1.6%
New York	7,056,860	7,317,755	3.7%	7,526,062	2.8%
United States	105,480,101	116,716,292	10.7%	122,665,498	5.1%
Per Capita Income					
Town of Greenburgh	$ 43,778	$ 55,867	27.6%	--	--
Town of Ossining	34,195	42,222	23.5%	--	--
Town of Mount Pleasant	35,468	46,392	30.8%	--	--
Westchester County	36,726	46,777	27.4%	--	--
New York	23,389	31,206	33.4%	--	--
United States	21,587	26,059	20.7%	--	--
Median Household Income					
Town of Greenburgh	$ 80,379	$ 106,765	32.8%	$ 108,098	1.2%
Town of Ossining	65,485	83,068	26.9%	94,367	13.6%
Town of Mount Pleasant	81,072	103,694	27.9%	106,478	2.7%
Westchester County	63,582	79,228	24.6%	86,946	9.7%
New York	43,393	55,972	29.0%	62,961	12.5%
United States	41,994	50,046	19.2%	56,895	13.7%

Source: Census Bureau and ESRI

EXHIBIT 25

Key Housing Data
Towns of Greenburgh, Ossining and Mount Pleasant,
Westchester County, New York and the United States
2000 and 2010

Occupied Housing Units	2000	2010
Town of Greenburgh	33,042	33,495
Town of Ossining	12,355	12,706
Town of Mount Pleasant	13,737	14,306
Westchester County	337,142	347,232
New York	7,056,860	7,317,755
United States	105,480,101	116,716,292
Occupancy Rate		
Town of Greenburgh		
Owner-Occupied	69.8%	72.7%
Renter-Occupied	30.2%	27.3%
Town of Ossining		
Owner-Occupied	63.8%	64.2%
Renter-Occupied	36.2%	35.8%
Town of Mount Pleasant		
Owner-Occupied	72.0%	70.5%
Renter-Occupied	28.0%	29.5%
Westchester County		
Owner-Occupied	60.1%	61.6%
Renter-Occupied	39.9%	38.4%
New York		
Owner-Occupied	53.0%	53.3%
Renter-Occupied	47.0%	46.7%
United States		
Owner-Occupied	66.2%	65.4%
Renter-Occupied	33.8%	34.6%
Median Housing Values		
Town of Greenburgh	$ 331,900	$ 556,500
Town of Ossining	264,200	462,400
Town of Mount Pleasant	349,800	637,600
Westchester County	325,800	530,000
New York	148,700	249,400
United States	119,600	179,900
Median Rent		
Town of Greenburgh	$ 1,010	$ 1,445
Town of Ossining	861	1,385
Town of Mount Pleasant	943	1,415
Westchester County	839	1,273
New York	672	1,047
United States	602	855

Source: U.S. Census Bureau

EXHIBIT 26

Major Sources of Employment by Industry Group
Towns of Greenburgh, Ossining and Mount Pleasant,
Westchester County, New York and the United States
2000 and 2010

Industry Group	2000					
	Greenburgh	Ossining	Mount Pleasant	Westchester County	New York	United States
Agriculture/Mining	0.1%	0.1%	0.3%	0.2%	0.6%	1.9%
Construction	3.6%	7.2%	7.9%	6.0%	5.2%	6.8%
Manufacturing	5.7%	5.9%	7.6%	6.4%	10.0%	14.1%
Wholesale/Retail	11.2%	11.1%	11.6%	12.7%	13.9%	15.3%
Transportation/Utilities	3.0%	2.7%	3.4%	4.0%	5.5%	4.8%
Information	7.2%	5.5%	5.6%	5.3%	4.1%	6.9%
Finance, Insurance & Real Estate	11.4%	10.8%	9.7%	11.2%	8.8%	3.1%
Services	57.8%	56.7%	53.9%	54.2%	52.2%	46.7%

Industry Group	2010					
	Greenburgh	Ossining	Mount Pleasant	Westchester County	New York	United States
Agriculture/Mining	0.0%	0.0%	0.6%	0.1%	0.6%	0.9%
Construction	4.6%	9.5%	7.2%	7.0%	5.7%	5.1%
Manufacturing	3.8%	4.2%	5.0%	4.5%	6.8%	15.0%
Wholesale/Retail	9.3%	11.1%	11.6%	12.0%	13.4%	14.8%
Transportation/Utilities	4.3%	2.6%	3.0%	4.0%	5.1%	4.8%
Information	4.7%	3.8%	3.9%	3.3%	2.9%	1.8%
Finance, Insurance & Real Estate	10.3%	9.0%	11.8%	10.7%	8.3%	6.4%
Services	63.0%	59.8%	56.9%	58.4%	57.2%	51.2%

Source: Bureau of the Census

EXHIBIT 26

EXHIBIT 29

National Interest Rates by Quarter
2008 - 2012

	1st Qtr. 2008	2nd Qtr. 2008	3rd Qtr. 2008	4th Qtr. 2008
Prime Rate	5.25%	5.00%	5.00%	3.25%
90-Day Treasury Bills	1.33%	1.86%	1.42%	0.04%
1-Year Treasury Bills	1.93%	2.46%	1.95%	0.40%
30-Year Treasury Notes	4.31%	4.53%	4.30%	2.69%

	1st Qtr. 2009	2nd Qtr. 2009	3rd Qtr. 2009	4th Qtr. 2009
Prime Rate	3.25%	3.25%	3.25%	3.25%
90-Day Treasury Bills	0.23%	0.19%	0.18%	0.17%
1-Year Treasury Bills	0.59%	0.53%	0.60%	0.47%
30-Year Treasury Notes	4.16%	4.20%	4.30%	4.45%

	1st Qtr. 2010	2nd Qtr. 2010	3rd Qtr. 2010	4th Qtr. 2010
Prime Rate	3.25%	3.25%	3.25%	3.25%
90-Day Treasury Bills	0.15%	0.12%	0.12%	0.11%
1-Year Treasury Bills	0.40%	0.34%	0.30%	0.27%
30-Year Treasury Notes	4.54%	4.46%	4.40%	4.33%

	1st Qtr. 2011	2nd Qtr. 2011	3rd Qtr. 2011	4th Qtr. 2011
Prime Rate	3.25%	3.25%	3.25%	3.25%
90-Day Treasury Bills	0.10%	0.10%	0.09%	0.02%
1-Year Treasury Bills	0.22%	0.20%	0.10%	0.12%
30-Year Treasury Notes	3.90%	3.72%	2.90%	2.89%

	1st Qtr. 2012	2nd Qtr. 2012	3rd Qtr. 2012	4th Qtr. 2012
Prime Rate	3.25%	3.25%	3.25%	3.25%
90-Day Treasury Bills	0.10%	0.10%	0.10%	0.11%
1-Year Treasury Bills	0.19%	0.19%	0.17%	0.15%
30-Year Treasury Notes	3.35%	2.76%	2.82%	2.95%

Source: The Wall Street Journal

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF MARCH 5, 2013
FINANCIAL DATA/RATIOS MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
SCBS	Southern Community Bancshares, Inc.	AL	Pink Sheet	6.50	0.40	0.60	104.09	0.00	10.76	10.76	55.21	55.21	6.24
FFBH	First Federal Bancshares of Arkansas, Inc.	AR	NASDAQ	9.81	5.43	0.07	27.48	0.00	N/A	N/A	275.96	275.96	35.48
BOFI	Bofl Holding, Inc.	CA	NASDAQ	34.79	11.56	2.75	224.13	0.00	10.11	10.06	162.85	162.85	12.40
BYFC	Broadway Financial Corporation	CA	NASDAQ	0.99	(0.90)	1.15	201.12	0.00	0.58	0.58	3.65	3.67	0.32
BANC	First PacTrust Bancorp, Inc.	CA	NASDAQ	11.00	2.02	0.39	141.92	N/A	31.48	31.11	93.04	101.12	8.64
MLGF	Malaga Financial Corp	CA	Pink Sheet	17.70	4.30	1.98	144.50	N/A	8.47	8.47	110.85	110.85	11.62
PROV	Provident Financial Holdings, Inc.	CA	NASDAQ	17.43	8.18	2.06	117.80	0.19	8.50	8.58	118.98	119.23	14.85
SMPL	Simplicity Bancorp, Inc.	CA	NASDAQ	15.23	2.13	0.66	104.05	0.30	22.65	22.25	85.53	87.85	14.36
FBNK	First Connecticut Bancorp, Inc.	CT	NASDAQ	14.96	0.74	0.23	101.35	N/A	59.19	59.19	102.39	102.96	13.56
NVSL	Naugatuck Valley Financial Corporation	CT	NASDAQ	6.90	(0.14)	(1.36)	76.08	N/A	(4.89)	(4.89)	63.68	64.60	8.74
PBCT	People's United Financial, Inc.	CT	NASDAQ	13.21	(0.76)	0.72	89.29	0.64	16.79	16.25	81.48	142.29	13.53
RCKB	Rockville Financial, Inc.	CT	NASDAQ	12.94	2.54	0.55	70.07	N/A	23.29	24.20	114.77	115.16	18.41
SIFI	SI Financial Group, Inc.	CT	NASDAQ	11.58	1.65	0.11	93.82	N/A	N/A	N/A	92.90	96.56	12.25
WSFS	WSFS Financial Corporation	DE	NASDAQ	48.12	6.29	3.27	498.71	N/A	12.92	24.99	100.56	108.95	8.47
ACFC	Atlantic Coast Financial Corporation	FL	NASDAQ	4.18	(0.84)	(2.54)	294.34	N/A	(0.79)	(0.64)	13.12	13.19	0.68
BBX	BBX Capital Corp	FL	NYSE	8.15	3.32	14.79	30.96	0.00	0.21	1.01	18.94	N/A	N/A
BFCF	BFC Financial Corporation	FL	Pink Sheet	1.91	0.91	2.33	20.08	0.00	0.34	(1.09)	11.66	N/A	N/A
ESDF	East Side Financial, Inc.	FL	Pink Sheet	0.36	(0.04)	(12.90)	237.00	0.00	(0.03)	(0.03)	28.40	N/A	N/A
EVER	Everbank Financial Corp	FL	NYSE	16.14	4.31	0.52	150.78	N/A	28.49	26.34	138.63	205.35	9.88
SSNF	Sunshine Financial, Inc.	FL	Pink Sheet	12.95	0.50	(0.42)	119.42	0.00	(24.91)	(24.91)	63.78	63.78	8.66
HBOS	Heritage Financial Group, Inc.	GA	NASDAQ	13.62	1.99	0.82	133.36	N/A	16.80	23.10	94.06	94.49	10.34
TBNK	Territorial Bancorp Inc.	HI	NASDAQ	23.67	3.10	1.37	145.71	N/A	16.64	17.59	112.76	113.09	15.68
AFBA	Allied First Bancorp, Inc.	IL	OTC BB	0.82	0.57	0.50	246.90	0.00	1.50	1.12	31.48	31.48	0.30
BFIN	BankFinancial Corporation	IL	NASDAQ	8.27	1.90	(1.29)	70.29	0.03	(5.77)	(5.90)	90.43	90.97	10.55
FIRT	First BancTrust Corporation	IL	Pink Sheet	11.09	2.69	1.67	184.11	1.28	6.63	7.52	56.36	57.86	6.02
FCLF	First Clover Leaf Financial Corp.	IL	NASDAQ	7.60	0.13	0.54	80.30	N/A	11.47	11.78	59.55	71.13	7.75
GTPS	Great American Bancorp, Inc.	IL	OTC BB	32.50	(4.89)	2.34	353.42	N/A	N/A	N/A	98.05	103.10	9.08
HARI	Harvard Illinois Bancorp, Inc.	IL	OTC BB	14.05	5.85	1.39	207.38	1.37	9.44	9.45	59.26	60.65	6.31
IROQ	IF Bancorp, Inc.	IL	NASDAQ	15.46	2.58	0.78	112.35	0.00	17.80	20.82	74.50	74.81	12.28
JXSB	Jacksonville Bancorp, Inc.	IL	NASDAQ	18.75	3.60	1.98	167.21	0.52	8.77	10.94	84.10	91.97	10.37
MCPH	Midland Capital Holdings Corp	IL	Pink Sheet	11.00	0.31	0.28	335.48	0.00	39.10	39.10	35.43	35.43	3.22

EXHIBIT 30

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF MARCH 5, 2013
FINANCIAL DATA/RATIOS MOST RECENT FOUR QUARTERS

		State	Exchange	PER SHARE					PRICING RATIOS				
				Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
PFED	Park Bancorp, Inc.	IL	Pink Sheet	2.33	0.28	(3.47)	158.34	0.00	(0.67)	(0.67)	28.17	28.17	1.47
RYFL	Royal Financial, Inc.	IL	OTC BB	4.25	1.38	0.22	45.79	0.00	16.44	N/A	48.45	48.45	7.75
WFBS	Washington Federal Bank for Savings	IL	Pink Sheet	12.75	0.00	11.64	867.51	0.00	1.10	1.10	14.88	14.88	1.46
AMFC	AMB Financial Corp.	IN	OTC BB	6.45	1.75	1.03	182.85	1.22	5.83	5.83	32.85	33.23	3.28
CITZ	CFS Bancorp, Inc.	IN	NASDAQ	7.66	1.96	0.43	104.66	N/A	14.62	18.51	60.97	61.32	5.99
DSFN	DSA Financial Corp	IN	OTC BB	8.50	1.10	0.69	70.43	0.00	11.68	6.60	75.19	76.44	11.50
FFWC	FFW Corporation	IN	Pink Sheet	16.00	2.25	0.11	294.73	0.91	N/A	N/A	62.76	67.57	4.66
FDLB	Fidelity Federal Bancorp	IN	Pink Sheet	4.50	(0.60)	1.06	181.05	0.00	4.24	5.20	18.88	18.93	2.48
FBPI	First Bancorp of Indiana, Inc.	IN	OTC BB	12.00	1.11	0.79	223.12	0.43	14.07	14.46	54.67	68.85	4.97
FCAP	First Capital, Inc.	IN	NASDAQ	19.57	0.94	1.41	164.82	0.79	13.83	13.83	102.68	114.34	11.81
FSFG	First Savings Financial Group, Inc.	IN	NASDAQ	23.32	2.57	1.95	281.57	0.40	9.99	10.42	68.05	80.49	6.92
LPSB	Laporte Bancorp. Inc.	IN	NASDAQ	9.87	2.72	0.74	78.77	0.00	11.81	12.48	72.65	82.38	11.14
LOGN	Logansport Financial Corp.	IN	Pink Sheet	22.40	9.05	1.99	220.34	N/A	9.26	9.26	79.02	79.83	8.71
LSBI	LSB Financial Corp.	IN	NASDAQ	20.98	6.20	0.89	234.38	0.00	N/A	N/A	79.50	81.58	8.40
MFSF	MutualFirst Financial, Inc.	IN	NASDAQ	13.25	4.36	0.82	201.60	N/A	13.90	20.36	72.93	74.09	5.66
NWIN	NorthWest Indiana Bancorp	IN	OTC BB	23.00	4.70	2.41	243.68	0.68	7.93	8.86	80.15	80.56	7.83
PBNI	Peoples Bancorp	IN	Pink Sheet	20.00	3.51	1.24	199.51	1.20	16.07	18.08	76.05	79.42	10.02
RIVR	River Valley Bancorp	IN	NASDAQ	20.00	2.15	2.81	309.90	1.31	6.28	7.39	64.43	65.62	5.69
TDCB	Third Century Bancorp	IN	OTC BB	3.45	1.00	0.19	80.73	0.14	18.17	18.17	36.57	36.85	4.33
WEIN	West End Indiana Bancshares, Inc.	IN	OTC BB	16.00	4.29	0.95	175.90	0.00	16.34	18.23	80.11	81.60	8.84
CFFN	Capitol Federal Financial, Inc.	KS	NASDAQ	11.92	0.15	0.47	60.74	0.98	24.87	24.87	106.48	106.53	19.24
FFSL	First Independence Corporation	KS	Pink Sheet	8.00	3.25	0.13	187.96	0.00	57.67	57.67	38.94	39.06	3.85
CKFB	CKF Bancorp, Inc	KY	Pink Sheet	8.85	(0.40)	0.32	98.32	0.00	28.03	28.03	83.02	83.02	9.00
HFBC	Hopfed Bancorp, Inc.	KY	NASDAQ	10.80	2.17	0.38	128.98	N/A	22.77	32.74	61.92	61.92	6.68
PBSK	Poage Bankshares, Inc.	KY	NASDAQ	14.10	1.83	0.42	93.24	0.16	30.67	34.44	70.86	71.07	13.67
CTUY	Century Next Financial Corporation	LA	OTC BB	13.20	(0.60)	0.67	114.28	0.00	19.33	19.53	84.31	84.31	11.37
FPBF	FPB Financial Corp.	LA	Pink Sheet	40.00	2.00	5.10	543.01	2.74	6.87	7.40	71.99	71.99	6.44
HIBE	Hibernia Bancorp, Inc.	LA	OTC BB	16.75	0.25	0.20	102.28	0.00	83.82	83.82	75.87	75.87	16.37
HBCP	Home Bancorp, Inc.	LA	NASDAQ	18.83	2.75	1.24	129.44	N/A	14.77	15.01	95.89	96.89	14.09
HFBL	Home Federal Bancorp, Inc. Of Louisiana	LA	NASDAQ	18.15	3.30	1.24	106.58	0.27	14.06	15.05	98.83	98.83	16.41
LABC	Louisiana Bancorp, Inc.	LA	NASDAQ	17.50	1.12	0.84	104.08	2.00	20.28	20.28	89.66	90.76	16.30

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF MARCH 5, 2013
FINANCIAL DATA/RATIOS MOST RECENT FOUR QUARTERS

		State	Exchange	PER SHARE					PRICING RATIOS				
				Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
MDNB	Minden Bancorp, Inc.	LA	OTC BB	15.19	0.90	1.32	116.69	0.00	12.07	12.07	103.00	103.00	13.62
SIBC	State Investors Bancorp, Inc.	LA	NASDAQ	14.95	3.17	0.29	95.88	0.00	48.08	48.08	83.11	83.11	14.69
BHLB	Berkshire Hills Bancorp, Inc.	MA	NYSE	24.56	1.67	1.35	210.55	N/A	17.74	18.61	90.16	153.35	11.33
BRKL	Brookline Bancorp, Inc.	MA	NASDAQ	9.33	0.06	0.53	73.14	0.34	16.11	16.37	97.13	131.06	11.62
BLMT	BSB Bancorp, Inc.	MA	NASDAQ	13.18	1.69	0.15	91.37	N/A	80.07	82.33	84.15	84.37	13.38
CBNK	Chicopee Bancorp, Inc.	MA	NASDAQ	15.90	1.79	0.45	110.52	N/A	34.99	34.66	95.87	96.27	14.37
GTWN	Georgetown Bancorp, Inc.	MA	NASDAQ	13.49	0.88	0.49	109.06	0.00	22.41	22.41	69.51	71.60	10.04
HBNK	Hampden Bancorp, Inc.	MA	NASDAQ	15.89	3.21	0.60	111.68	0.16	25.02	25.02	100.63	101.14	13.43
HIFS	Hingham Institution for Savings	MA	NASDAQ	70.19	14.80	6.25	567.27	1.30	10.01	10.01	143.39	143.39	11.03
MFLR	Mayflower Bancorp, Inc.	MA	NASDAQ	10.75	2.67	0.68	123.93	0.24	15.40	17.98	95.36	97.75	8.44
PEOP	Peoples Federal Bancshares, Inc.	MA	NASDAQ	17.96	3.14	0.24	86.71	0.28	72.46	72.46	106.41	106.53	20.05
UBNK	United Financial Bancorp, Inc.	MA	NASDAQ	15.12	(0.37)	0.25	164.65	N/A	63.23	63.93	74.63	87.60	9.54
WFD	Westfield Financial, Inc.	MA	NASDAQ	7.84	(0.13)	0.25	52.51	N/A	28.65	41.06	94.72	94.72	13.76
FMTB	Fairmount Bancorp, Inc.	MD	Pink Sheet	23.00	2.95	0.80	166.34	0.00	21.36	21.36	62.46	62.46	10.25
FRTR	Fraternity Community Bancorp, Inc.	MD	OTC BB	13.95	4.25	0.09	110.44	0.00	N/A	N/A	77.31	77.31	10.86
HBK	Hamilton Bancorp, Inc.	MD	NASDAQ	11.25	(0.65)	(0.13)	90.41	0.00	(86.43)	(62.25)	60.96	63.65	12.44
MDSN	Madison Bancorp, Inc.	MD	OTC BB	14.75	2.50	0.28	249.46	0.00	38.67	(82.43)	46.64	46.64	4.40
OBAF	OBA Financial Services, Inc.	MD	NASDAQ	19.50	3.25	0.18	88.57	0.00	N/A	N/A	99.97	100.06	19.86
PCGO	Prince George's Federal Savings Bank	MD	Pink Sheet	10.00	(4.00)	0.72	114.62	0.35	13.83	13.83	72.03	72.03	8.72
SVBI	Severn Bancorp, Inc.	MD	NASDAQ	5.35	0.68	0.33	84.55	0.00	9.63	9.63	39.36	39.62	3.71
WSB	WSB Holdings, Inc.	MD	NASDAQ	6.38	3.53	0.17	44.59	0.00	33.85	76.40	84.68	84.68	13.14
FFNM	First Federal of Northern Michigan Bancorp, Inc	MI	NASDAQ	4.70	1.74	0.29	74.36	0.00	15.79	16.39	54.92	57.33	6.18
FBC	Flagstar Bancorp, Inc.	MI	NYSE	13.03	14.35	0.88	252.08	0.00	22.05	20.45	102.24	310.36	7.69
NWBM	Northwestern Bancorp	MI	OTC BB	152.50	(2.54)	9.89	4,399.78	N/A	25.43	25.47	66.12	77.33	5.71
STBI	Sturgis Bancorp, Inc.	MI	Pink Sheet	7.75	0.60	0.91	155.54	0.11	7.21	7.21	49.96	65.49	4.24
WBKC	Wolverine Bancorp, Inc.	MI	NASDAQ	19.24	2.93	0.77	111.47	0.00	22.13	22.13	75.40	75.40	15.27
HMNF	HMN Financial, Inc.	MN	NASDAQ	5.32	1.54	0.78	147.69	N/A	4.44	3.82	43.25	45.47	2.35
REDW	Redwood Financial, Inc	MN	Pink Sheet	15.53	3.80	5.44	459.05	N/A	N/A	N/A	25.63	30.41	3.35
WEFP	Wells Financial Corp.	MN	Pink Sheet	19.60	2.75	2.06	316.24	N/A	8.61	8.61	52.40	56.59	5.61
CCFC	CCSB Financial Corp.	MO	Pink Sheet	8.00	(1.90)	(1.02)	127.49	0.00	(7.09)	(7.09)	56.13	56.81	5.68
FBSI	First Bancshares, Inc.	MO	Pink Sheet	6.65	(0.05)	(0.33)	120.45	0.00	(15.06)	(7.21)	50.38	50.38	4.15

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF MARCH 5, 2013
FINANCIAL DATA/RATIOS MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
LXMO	Lexington B & L Financial Corp.	MO	Pink Sheet	11.90	(0.10)	(1.61)	279.16	0.00	(7.39)	(6.96)	44.31	46.85	4.26
LBCP	Liberty Bancorp, Inc.	MO	OTC BB	11.30	0.40	0.96	129.00	0.00	10.89	11.26	54.31	55.38	8.13
NASB	NASB Financial, Inc.	MO	NASDAQ	22.16	10.66	2.73	159.20	0.00	7.83	7.77	93.47	94.71	13.42
PULB	Pulaski Financial Corp.	MO	NASDAQ	9.97	1.89	0.78	126.04	0.39	11.47	11.73	103.12	107.58	7.10
SJBA	St. Joseph Bancorp, Inc.	MO	OTC BB	10.01	0.01	0.11	93.23	0.00	92.02	92.02	59.04	59.04	10.73
EBMT	Eagle Bancorp Montana, Inc.	MT	NASDAQ	10.67	0.50	0.45	130.33	0.28	23.00	32.15	75.50	93.46	7.94
ASBB	ASB Bancorp, Inc.	NC	NASDAQ	16.66	3.62	0.15	134.18	N/A	99.25	(70.62)	76.71	76.71	11.41
HTBI	Hometrust Bancshares, Inc	NC	NASDAQ	15.74	1.81	0.32	74.99	0.00	41.92	41.92	76.45	76.48	18.01
KSBI	KS Bancorp, Inc.	NC	OTC BB	5.75	0.15	0.41	240.50	0.31	11.10	11.65	23.27	23.27	1.87
LTLB	Little Bank, Inc	NC	Pink Sheet	8.00	(1.75)	0.73	108.35	0.28	10.59	10.86	75.67	75.67	7.16
SSFC	South Street Financial Corp	NC	OTC BB	5.20	1.40	0.46	109.39	0.00	10.96	10.96	52.65	52.67	4.57
MCBK	Madison County Financial, Inc.	NE	NASDAQ	16.28	2.04	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
GUAA	Guaranty Bancorp, Inc.	NH	Pink Sheet	10.00	0.00	3.24	406.02	0.92	3.09	3.83	26.83	26.89	2.46
NHTB	New Hampshire Thrift Bancshares, Inc.	NH	NASDAQ	13.39	1.40	1.01	180.06	N/A	12.63	19.44	84.14	132.39	7.05
CBNJ	Cape Bancorp, Inc.	NJ	NASDAQ	9.18	0.84	0.38	78.08	N/A	22.69	28.48	76.56	89.98	11.12
COBK	Colonial Financial Services, Inc.	NJ	NASDAQ	13.70	0.64	(0.29)	159.11	N/A	(45.52)	(39.62)	74.85	74.85	8.23
HCBK	Hudson City Bancorp, Inc.	NJ	NASDAQ	8.65	1.88	0.50	76.86	0.30	16.26	16.26	91.37	94.47	10.57
OSHC	Ocean Shore Holding Co.	NJ	NASDAQ	15.14	4.54	0.72	150.72	N/A	20.53	20.70	98.02	102.56	9.81
OCFC	OceanFirst Financial Corp.	NJ	NASDAQ	14.19	0.68	1.12	126.81	N/A	12.29	12.38	111.94	114.32	10.84
ORIT	Oritani Financial Corp.	NJ	NASDAQ	14.96	2.55	0.83	61.91	0.90	18.46	18.91	137.35	137.35	24.74
PFS	Provident Financial Services, Inc.	NJ	NYSE	15.22	1.53	1.12	121.52	0.68	13.29	13.90	91.13	142.55	12.27
RBLG	Roebling Financial Corp, Inc.	NJ	OTC BB	8.20	4.95	0.04	95.53	0.00	N/A	N/A	82.25	82.25	8.58
ROMA	Roma Financial Corporation	NJ	NASDAQ	15.41	5.28	0.10	60.01	0.00	N/A	N/A	211.19	213.66	25.10
AF	Astoria Financial Corporation	NY	NYSE	9.91	0.87	0.55	167.62	0.24	17.02	17.87	71.19	83.60	5.58
CARV	Carver Bancorp, Inc.	NY	NASDAQ	4.90	(4.06)	(1.94)	173.36	0.00	(2.18)	(2.17)	149.12	155.33	2.43
CMSB	CMS Bancorp, Inc.	NY	NASDAQ	8.78	(0.31)	N/A	146.89	0.00	(63.42)	(19.76)	65.87	65.87	5.33
DCOM	Dime Community Bancshares, Inc.	NY	NASDAQ	14.27	1.29	1.13	109.35	0.00	12.31	12.48	126.68	147.66	12.70
ESBK	Elmira Savings Bank, FSB	NY	NASDAQ	23.59	7.14	1.55	230.55	1.54	14.70	14.90	122.74	173.58	9.86
FFIC	Flushing Financial Corporation	NY	NASDAQ	16.00	2.71	1.12	144.79	N/A	13.74	13.55	106.60	110.76	10.59
NYCB	New York Community Bancorp, Inc.	NY	NYSE	13.46	0.73	1.13	100.55	1.00	11.59	11.62	101.68	188.98	13.02
ONFC	Oneida Financial Corp.	NY	NASDAQ	12.71	1.15	0.83	98.53	N/A	12.79	14.05	79.16	111.43	10.80

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF MARCH 5, 2013
FINANCIAL DATA/RATIOS MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
PFDB	Patriot Federal Bank	NY	Pink Sheet	7.50	(0.90)	0.11	105.37	0.20	65.66	N/A	77.61	79.22	6.83
PBNY	Provident New York Bancorp	NY	NYSE	9.24	2.67	0.54	85.45	0.21	17.24	24.70	83.60	128.26	10.89
TRST	Trustco Bank Corp NY	NY	NASDAQ	5.30	(0.33)	0.40	46.27	N/A	13.21	13.73	138.23	138.44	11.41
ASBN	ASB Financial Corp.	OH	Pink Sheet	13.00	0.50	0.55	168.26	0.94	22.77	23.35	108.98	127.84	7.42
CFBK	Central Federal Corporation	OH	NASDAQ	1.53	(1.65)	(0.20)	13.23	0.00	(7.17)	(6.97)	99.50	99.62	10.95
CHEV	Cheviot Financial Corp.	OH	NASDAQ	10.91	0.62	0.44	83.19	N/A	21.06	21.06	65.47	72.94	11.17
CIBN	Community Investors Bancorp, Inc.	OH	Pink Sheet	7.25	2.16	0.63	154.08	2.64	9.88	10.75	46.14	47.05	4.02
FFDF	FFD Financial Corporation	OH	OTC BB	18.95	3.25	2.56	241.18	0.81	6.73	7.29	81.93	84.67	7.15
FDEF	First Defiance Financial Corp.	OH	NASDAQ	23.00	4.60	1.83	210.39	0.20	10.51	11.40	72.33	98.90	9.12
FNFI	First Niles Financial, Inc.	OH	OTC BB	7.18	(1.53)	0.21	77.59	0.53	30.71	35.95	64.70	64.70	8.31
FPFC	First Place Financial Corp	OH	Pink Sheet	0.00	(0.52)	1.06	153.26	N/A	0.00	0.01	0.26	(0.85)	0.00
HCFL	Home City Financial Corporation	OH	Pink Sheet	11.06	1.95	1.30	177.47	0.25	7.87	7.87	59.58	59.58	5.74
HLFN	Home Loan Financial Corporation	OH	OTC BB	15.80	0.00	1.99	119.78	1.43	6.55	6.55	93.27	93.97	10.85
PPSF	Peoples-Sidney Financial Corporation	OH	Pink Sheet	10.50	(0.50)	0.19	103.52	0.00	45.63	45.63	69.26	69.28	8.21
PFOH	Perpetual Federal Savings Bank	OH	Pink Sheet	16.50	5.65	1.65	144.91	0.83	10.25	10.25	71.36	71.36	11.66
PVFC	PVF Capital Corp.	OH	NASDAQ	3.72	0.72	0.18	30.15	0.00	12.17	12.17	75.60	82.31	7.26
UCFC	United Community Financial Corp.	OH	NASDAQ	3.43	1.62	(0.62)	55.05	N/A	(4.65)	(3.87)	55.66	57.52	5.24
VERF	Versailles Financial Corporation	OH	OTC BB	13.00	1.05	0.63	121.36	0.00	17.86	17.86	46.16	46.16	9.27
WAYN	Wayne Savings Bancshares, Inc.	OH	NASDAQ	9.88	1.50	0.58	135.79	0.81	15.92	15.92	68.92	72.50	6.81
ALLB	Alliance Bancorp, Inc. of Pennsylvania	PA	NASDAQ	13.13	1.93	0.49	88.60	0.00	25.99	25.99	82.57	82.57	14.33
ESBF	ESB Financial Corporation	PA	NASDAQ	13.64	(0.20)	1.02	131.43	N/A	13.65	14.09	103.94	132.02	10.55
ESSA	ESSA Bancorp, Inc.	PA	NASDAQ	11.19	0.42	0.19	106.56	0.17	57.32	64.39	80.99	86.95	10.21
EKFC	Eureka Financial Corp.	PA	OTC BB	17.25	4.00	N/A	107.07	0.29	N/A	N/A	97.94	97.94	15.64
FFCO	FedFirst Financial Corporation	PA	NASDAQ	17.21	2.55	0.95	125.48	1.36	17.17	17.17	77.45	79.06	12.95
FXCB	Fox Chase Bancorp, Inc.	PA	NASDAQ	17.01	4.02	0.41	88.08	N/A	40.64	70.40	113.37	113.48	18.90
HARL	Harleysville Savings Financial Corporation	PA	Pink Sheet	17.81	0.67	1.32	212.41	N/A	11.37	11.42	93.88	93.88	7.06
MLVF	Malvern Bancorp, Inc.	PA	NASDAQ	11.74	5.66	0.21	104.91	0.00	53.03	62.55	74.56	74.65	10.62
NWBI	Northwest Bancshares, Inc.	PA	NASDAQ	12.57	(0.30)	0.68	84.81	0.61	17.89	17.95	100.75	119.68	14.31
PBCP	Polonia Bancorp, Inc.	PA	NASDAQ	7.96	2.08	0.01	76.09	0.00	N/A	N/A	80.84	81.44	10.46
QNTO	Quaint Oak Bancorp, Inc.	PA	Pink Sheet	15.50	2.60	1.04	119.31	0.00	10.58	13.40	64.27	64.29	9.22
STND	Standard Financial Corp.	PA	NASDAQ	19.47	2.12	0.91	127.62	0.17	19.14	19.16	74.65	84.46	13.65

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF MARCH 5, 2013
FINANCIAL DATA/RATIOS MOST RECENT FOUR QUARTERS

		State	Exchange	PER SHARE					PRICING RATIOS				
				Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
THRD	TF Financial Corporation	PA	NASDAQ	24.95	1.11	1.90	251.63	N/A	12.56	12.69	81.50	87.04	9.47
UASB	United-American Savings Bank	PA	OTC BB	15.00	1.25	1.55	252.31	0.24	9.67	11.90	68.61	68.61	5.94
WVFC	WVS Financial Corp.	PA	NASDAQ	9.60	(0.55)	0.73	123.82	0.16	11.64	11.70	55.42	55.42	6.86
NFSB	Newport Bancorp, Inc.	RI	NASDAQ	15.77	3.91	0.45	128.41	0.00	36.95	36.95	108.50	108.50	12.83
FCPB	First Capital Bancshares, Inc	SC	Pink Sheet	2.50	(2.22)	0.07	106.70	0.00	33.82	33.82	18.75	18.75	2.13
FFCH	First Financial Holdings, Inc.	SC	NASDAQ	20.40	4.15	1.51	194.57	N/A	8.67	9.57	72.14	75.65	6.72
HFFC	HF Financial Corp.	SD	NASDAQ	13.38	2.33	0.87	172.99	0.45	15.06	22.46	93.30	110.16	7.57
CASH	Meta Financial Group, Inc.	SD	NASDAQ	24.72	6.15	4.54	321.66	0.39	5.02	11.07	85.60	86.90	7.08
AFCB	Athens Bancshares Corporation	TN	NASDAQ	18.00	4.51	1.07	119.95	1.65	15.42	15.42	83.62	83.62	13.76
FABK	First Advantage Bancorp	TN	NASDAQ	12.70	(0.02)	0.63	91.08	0.00	20.37	23.30	89.95	89.95	14.10
JFBI	Jefferson Bancshares, Inc.	TN	NASDAQ	5.00	0.39	0.20	78.38	0.00	13.50	13.46	33.49	33.49	3.44
SFBK	SFB Bancorp, Inc	TN	Pink Sheet	16.00	(0.95)	1.28	98.05	1.81	11.84	11.84	70.58	71.09	15.45
UNTN	United Tennessee Bankshares, Inc	TN	Pink Sheet	12.00	1.50	1.31	163.36	0.35	9.16	9.34	78.57	78.90	7.34
BAFI	BancAffiliated, Inc	TX	Pink Sheet	45.00	9.00	15.51	1,200.59	0.00	2.90	2.76	39.38	39.44	3.74
SPBC	SP Bancorp, Inc.	TX	NASDAQ	17.38	5.21	1.10	173.53	0.00	14.04	18.52	83.18	83.18	8.93
FRNK	Franklin Financial Corporation	VA	NASDAQ	17.99	4.74	0.55	81.80	0.41	30.15	23.19	89.68	89.68	20.26
ANCB	Anchor Bancorp	WA	NASDAQ	14.25	8.00	0.17	190.51	0.00	84.82	N/A	64.24	64.91	7.45
FFNW	First Financial Northwest, Inc.	WA	NASDAQ	7.94	1.65	0.14	50.13	N/A	52.33	56.40	75.87	75.90	15.06
HMST	HomeStreet, Inc.	WA	NASDAQ	25.85	19.55	5.71	182.94	N/A	4.47	4.53	139.32	218.93	13.96
RVSB	Riverview Bancorp, Inc.	WA	NASDAQ	2.21	(0.68)	(0.66)	35.36	0.00	(2.56)	(2.56)	49.05	73.95	4.77
SFBC	Sound Financial Bancorp, Inc.	WA	NASDAQ	12.75	1.82	1.02	147.26	0.00	10.19	9.80	61.92	65.39	7.06
TSBK	Timberland Bancorp, Inc.	WA	NASDAQ	8.38	2.99	0.58	104.27	0.00	11.97	9.62	64.66	72.40	6.65
WAFD	Washington Federal, Inc.	WA	NASDAQ	17.65	2.88	1.31	124.24	0.39	12.88	23.08	92.95	107.58	13.57
ABCW	Anchor Bancorp Wisconsin Inc.	WI	Pink Sheet	0.56	0.05	(1.79)	113.54	0.00	(0.22)	(0.38)	(5.50)	(4.85)	0.33
BKMU	Bank Mutual Corporation	WI	NASDAQ	5.66	1.12	0.15	52.20	0.00	29.49	29.91	72.49	74.33	8.23
CZWI	Citizens Community Bancorp, Inc.	WI	NASDAQ	6.75	0.87	0.17	103.89	0.00	35.29	24.68	55.85	55.85	5.77
WSBF	Waterstone Financial, Inc.	WI	NASDAQ	8.12	5.91	0.38	53.57	0.00	13.66	13.72	88.03	N/A	N/A
CRZY	Crazy Woman Creek Bancorp, Inc	WY	Pink Sheet	10.75	0.25	(0.30)	214.50	0.00	(25.00)	(23.81)	41.68	42.17	3.49

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF MARCH 5, 2013
FINANCIAL DATA/RATIOS MOST RECENT FOUR QUARTERS

	State	Exchange	PER SHARE					PRICING RATIOS				
	State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
ALL INSTITUTIONS												
AVERAGE			14.24	2.14	1.00	179.68	0.33	16.76	16.16	76.91	85.26	9.51
HIGH			152.50	19.55	15.51	4399.78	2.74	99.25	92.02	275.96	310.36	35.48
LOW			0.00	(4.9)	(12.90)	13.23	0.00	(86.43)	(82.43)	(5.50)	(4.85)	0.00
AVERAGE FOR STATE												
NY			11.42	1.00	0.54	128.07	0.40	10.24	10.10	102.04	125.74	9.04
AVERAGE BY REGION												
MIDWEST			14.26	2.00	1.12	247.83	0.42	12.88	13.15	63.64	70.77	7.08
NORTH CENTRAL			12.98	2.19	1.14	192.92	0.20	16.03	17.69	64.74	67.56	7.32
NORTHEAST			14.39	1.85	0.72	133.07	0.36	20.50	22.60	93.97	105.81	11.42
SOUTHEAST			12.30	1.52	0.57	135.14	0.20	15.26	8.90	64.40	71.65	9.44
SOUTHWEST			20.61	2.96	2.51	246.71	0.50	23.62	24.25	100.11	100.30	14.31
WEST			14.45	4.21	1.17	141.17	0.11	16.91	13.86	84.55	94.58	9.86
AVERAGE BY EXCHANGE												
NYSE			13.71	3.68	2.61	139.94	0.36	15.95	16.81	87.20	173.21	10.09
AMEX			N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
NASDAQ			14.19	2.57	0.76	129.13	0.29	18.30	18.70	88.10	94.69	11.17
OTC-BB			17.59	1.35	1.23	315.19	0.30	20.75	15.76	65.71	67.20	8.06
PINK SHEETS			12.26	1.22	1.13	228.88	0.42	10.63	9.65	53.32	56.58	5.96

KELLER & COMPANY
Dublin, Ohio
614-766-1426
Prepared March 7, 2013

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
SCBS	Southern Community Bancshares, Inc.	AL	66,521	7,523	7,523	0.59	0.24	5.28	2.19	Pink Sheet	639,077	4,154
FFBH	First Federal Bancshares of Arkansas, Ir	AR	530,395	68,197	68,197	0.23	(0.10)	1.90	(0.79)	NASDAQ	19,302,603	188,200
BOFI	Bofl Holding, Inc.	CA	2,874,322	242,613	242,613	1.49	1.54	17.30	17.85	NASDAQ	12,824,195	356,651
BYFC	Broadway Financial Corporation	CA	374,073	33,580	33,580	0.54	0.27	5.97	2.99	NASDAQ	1,859,951	1,228
BANC	First PacTrust Bancorp, Inc.	CA	1,687,792	188,758	176,236	0.66	0.51	4.19	3.28	NASDAQ	11,892,620	145,922
MLGF	Malaga Financial Corp	CA	851,090	89,264	89,264	1.40	1.40	13.62	13.62	Pink Sheet	5,889,996	98,952
PROV	Provident Financial Holdings, Inc.	CA	1,248,330	155,856	155,856	1.74	1.74	15.28	15.28	NASDAQ	10,597,005	185,448
SMPL	Simplicity Bancorp, Inc.	CA	889,444	149,409	145,459	0.61	0.62	3.61	3.67	NASDAQ	8,548,090	127,794
FBNK	First Connecticut Bancorp, Inc.	CT	1,822,946	241,522	241,522	0.32	0.32	2.28	2.28	NASDAQ	17,986,600	247,316
NVSL	Naugatuck Valley Financial Corporation	CT	532,743	73,112	73,112	(1.71)	(1.75)	(12.13)	(12.42)	NASDAQ	7,002,208	46,565
PBCT	People's United Financial, Inc.	CT	30,324,400	5,038,800	2,885,300	0.89	0.92	4.71	4.87	NASDAQ	339,600,000	4,105,764
RCKB	Rockville Financial, Inc.	CT	1,998,799	320,611	319,541	1.07	1.07	6.13	6.13	NASDAQ	28,526,000	367,985
SIFI	SI Financial Group, Inc.	CT	953,250	125,759	122,308	0.15	0.13	1.07	0.98	NASDAQ	10,159,970	116,840
WSFS	WSFS Financial Corporation	DE	4,375,148	421,054	421,054	0.73	0.42	7.71	4.48	NASDAQ	8,773,000	370,659
ACFC	Atlantic Coast Financial Corporation	FL	773,825	40,260	40,013	(0.85)	(1.16)	(15.22)	(20.69)	NASDAQ	2,629,061	5,284
BBX	BBX Capital Corp	FL	488,354	254,729	254,729	N/A	1.38	N/A	N/A	NYSE	15,772,509	48,264
BFCF	BFC Financial Corporation	FL	1,548,822	522,240	457,813	3.98	(1.26)	80.73	(25.52)	Pink Sheet	77,140,733	60,941
ESDF	East Side Financial, Inc.	FL	65,686	361	361	N/A	N/A	N/A	N/A	Pink Sheet	277,159	103
EVER	Everbank Financial Corp	FL	18,242,878	1,451,176	1,451,176	0.67	0.67	8.57	8.57	NYSE	120,987,960	1,803,930
SSNF	Sunshine Financial, Inc.	FL	147,417	20,032	19,866	(0.36)	(0.56)	(2.55)	(4.00)	Pink Sheet	1,234,454	12,777
HBOS	Heritage Financial Group, Inc.	GA	1,097,506	120,649	116,414	0.63	0.23	5.48	2.00	NASDAQ	8,229,955	113,491
TBNK	Territorial Bancorp Inc.	HI	1,574,627	218,972	218,972	1.20	1.13	8.44	7.98	NASDAQ	10,806,250	246,923
AFBA	Allied First Bancorp, Inc.	IL	126,240	5,000	5,000	0.25	0.25	7.10	7.10	OTC BB	511,300	383
BFIN	BankFinancial Corporation	IL	1,481,192	172,890	169,852	(2.19)	(2.14)	(15.71)	(15.36)	NASDAQ	21,072,970	156,361
FIRT	First BancTrust Corporation	IL	389,337	41,610	40,806	0.91	0.66	8.42	6.17	Pink Sheet	2,114,650	23,451
FCLF	First Clover Leaf Financial Corp.	IL	600,769	78,256	65,524	0.92	0.89	6.47	6.29	NASDAQ	7,481,320	46,609
GTPS	Great American Bancorp, Inc.	IL	170,327	15,783	15,298	0.55	0.30	5.83	3.22	OTC BB	481,945	15,475
HARI	Harvard Illinois Bancorp, Inc.	IL	169,237	18,038	18,038	0.67	0.69	6.29	6.49	OTC BB	816,076	10,691
IROQ	IF Bancorp, Inc.	IL	520,704	85,850	85,850	0.71	0.61	4.23	3.61	NASDAQ	4,634,703	63,959
JXSB	Jacksonville Bancorp, Inc.	IL	321,402	39,650	36,923	1.22	0.85	10.00	6.99	NASDAQ	1,922,156	33,349
MCPH	Midland Capital Holdings Corp	IL	124,999	11,367	11,367	0.08	0.05	0.91	0.54	Pink Sheet	372,600	4,028
PFED	Park Bancorp, Inc.	IL	188,924	9,867	9,867	(2.14)	(2.20)	(35.91)	(36.88)	Pink Sheet	1,193,174	2,780
RYFL	Royal Financial, Inc.	IL	114,048	18,251	18,251	0.48	0.25	3.27	1.66	OTC BB	2,490,930	8,843
WFBS	Washington Federal Bank for Savings	IL	119,028	11,756	11,756	1.41	1.40	14.53	14.51	Pink Sheet	137,206	1,749
AMFC	AMB Financial Corp.	IN	179,493	17,927	17,927	0.56	0.33	5.63	3.29	OTC BB	981,638	5,890

EXHIBIT 31

KELLER & COMPANY
Dublin, Ohio
614-766-1426
Prepared March 7, 2013

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
CITZ	CFS Bancorp, Inc.	IN	1,138,109	111,822	111,822	0.51	0.51	5.43	5.43	NASDAQ	10,874,690	68,184
DSFN	DSA Financial Corp	IN	113,278	17,326	17,326	1.75	1.75	11.87	11.87	OTC BB	1,608,333	13,027
FFWC	FFW Corporation	IN	330,711	32,163	30,949	0.18	0.01	1.87	0.10	Pink Sheet	1,122,084	15,429
FDLB	Fidelity Federal Bancorp	IN	165,963	21,848	21,848	0.55	0.06	4.52	0.49	Pink Sheet	916,656	4,125
FBPI	First Bancorp of Indiana, Inc.	IN	390,271	35,546	35,546	0.32	0.32	3.51	3.51	OTC BB	1,749,165	19,433
FCAP	First Capital, Inc.	IN	459,132	52,824	47,438	0.88	0.88	7.60	7.60	NASDAQ	2,785,693	54,244
FSFG	First Savings Financial Group, Inc.	IN	652,634	83,502	73,239	0.77	0.74	5.54	5.30	NASDAQ	2,317,815	45,174
LPSB	Laporte Bancorp. Inc.	IN	484,231	74,291	65,497	0.97	0.82	7.57	6.36	NASDAQ	6,147,689	53,977
LOGN	Logansport Financial Corp.	IN	173,144	19,100	19,064	0.92	0.92	7.80	7.80	Pink Sheet	785,817	15,065
LSBI	LSB Financial Corp.	IN	364,681	38,556	38,556	0.58	0.31	5.66	3.04	NASDAQ	1,555,972	30,653
MFSF	MutualFirst Financial, Inc.	IN	1,422,405	139,492	137,081	0.50	0.50	5.33	5.33	NASDAQ	7,055,500	80,644
NWIN	NorthWest Indiana Bancorp	IN	691,845	67,651	67,651	1.02	0.91	10.58	9.46	OTC BB	2,839,137	54,228
PBNI	Peoples Bancorp	IN	477,822	62,980	62,980	0.59	0.59	4.63	4.63	Pink Sheet	2,394,981	47,900
RIVR	River Valley Bancorp	IN	472,554	41,766	40,998	1.02	0.79	10.65	8.24	NASDAQ	1,524,872	26,914
TDCB	Third Century Bancorp	IN	127,806	15,151	15,124	0.25	0.19	2.09	1.57	OTC BB	1,583,090	5,541
WEIN	West End Indiana Bancshares, Inc.	IN	246,433	27,194	27,194	0.55	0.35	5.42	3.48	OTC BB	1,401,008	21,786
CFFN	Capitol Federal Financial, Inc.	KS	9,238,786	1,669,951	1,669,951	0.78	0.78	3.88	3.88	NASDAQ	152,115,857	1,778,234
FFSL	First Independence Corporation	KS	156,980	15,546	15,546	0.06	0.06	0.68	0.68	Pink Sheet	835,163	6,055
CKFB	CKF Bancorp, Inc	KY	120,517	13,066	13,066	0.31	0.38	3.01	3.68	Pink Sheet	1,225,802	10,848
HFBC	Hopfed Bancorp, Inc.	KY	967,689	104,999	104,707	0.49	0.49	4.25	4.25	NASDAQ	7,502,810	64,674
PBSK	Poage Bankshares, Inc.	KY	314,450	60,672	60,672	0.43	0.39	2.46	2.19	NASDAQ	3,372,375	42,998
CTUY	Century Next Financial Corporation	LA	120,648	16,278	16,278	0.64	0.19	4.49	1.31	OTC BB	1,055,760	13,725
FPBF	FPB Financial Corp.	LA	197,855	17,713	17,713	1.00	0.93	11.08	10.29	Pink Sheet	364,370	12,753
HIBE	Hibernia Bancorp, Inc.	LA	101,863	21,986	21,986	0.21	0.21	0.90	0.90	OTC BB	995,880	16,681
HBCP	Home Bancorp, Inc.	LA	962,926	141,574	141,574	1.24	1.24	8.40	8.40	NASDAQ	7,439,130	135,764
HFBL	Home Federal Bancorp, Inc. Of Louisian	LA	272,500	45,246	45,246	1.21	1.13	6.40	5.98	NASDAQ	2,556,829	44,719
LABC	Louisiana Bancorp, Inc.	LA	311,862	56,706	56,706	0.98	0.98	5.45	5.45	NASDAQ	2,996,252	50,846
MDNB	Minden Bancorp, Inc.	LA	276,443	36,568	36,568	1.21	1.21	8.96	8.96	OTC BB	2,369,065	37,668
SIBC	State Investors Bancorp, Inc.	LA	246,018	43,502	43,502	0.38	0.38	2.17	2.17	NASDAQ	2,565,990	36,155
BHLB	Berkshire Hills Bancorp, Inc.	MA	5,295,088	665,544	391,286	1.02	1.02	7.63	7.63	NYSE	25,149,000	600,055
BRKL	Brookline Bancorp, Inc.	MA	5,147,534	615,809	456,409	0.81	1.04	6.36	8.03	NASDAQ	70,376,090	598,197
BLMT	BSB Bancorp, Inc.	MA	838,082	133,308	133,308	0.26	0.26	1.54	1.54	NASDAQ	9,172,860	112,184
CBNK	Chicopee Bancorp, Inc.	MA	599,982	89,969	89,601	0.52	0.52	3.41	3.41	NASDAQ	5,428,590	86,260
GTWN	Georgetown Bancorp, Inc.	MA	211,602	30,563	30,563	0.58	0.58	5.31	5.31	NASDAQ	1,940,300	21,246
HBNK	Hampden Bancorp, Inc.	MA	647,634	86,496	86,496	0.56	0.56	3.75	3.75	NASDAQ	5,798,893	87,041

KELLER & COMPANY
Dublin, Ohio
614-766-1426
Prepared March 7, 2013

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
HIFS	Hingham Institution for Savings	MA	1,205,884	92,799	92,799	1.48	1.48	19.49	19.49	NASDAQ	2,125,750	133,072
MFLR	Mayflower Bancorp, Inc.	MA	255,094	22,600	22,600	0.56	0.48	6.32	5.41	NASDAQ	2,058,422	21,552
PEOP	Peoples Federal Bancshares, Inc.	MA	577,439	108,834	108,834	0.27	0.27	1.34	1.34	NASDAQ	6,659,604	115,811
UBNK	United Financial Bancorp, Inc.	MA	2,402,632	307,357	261,848	0.28	0.28	1.99	1.99	NASDAQ	14,592,620	229,396
WFD	Westfield Financial, Inc.	MA	1,301,462	189,187	189,187	0.61	0.61	3.62	3.62	NASDAQ	24,785,780	179,201
FMTB	Fairmount Bancorp, Inc.	MD	78,132	12,821	12,821	0.48	0.48	2.92	2.92	Pink Sheet	469,714	8,009
FRTR	Fraternity Community Bancorp, Inc.	MD	169,703	23,850	23,850	0.08	0.00	0.56	(0.01)	OTC BB	1,536,600	18,439
HBK	Hamilton Bancorp, Inc.	MD	334,783	68,330	65,442	(0.14)	(0.20)	(0.93)	(1.30)	NASDAQ	3,703,000	41,659
MDSN	Madison Bancorp, Inc.	MD	151,700	14,341	14,341	0.11	(0.05)	1.22	(0.57)	OTC BB	608,116	6,689
OBAF	OBA Financial Services, Inc.	MD	380,959	75,683	75,683	0.19	0.19	0.99	0.99	NASDAQ	4,301,450	75,663
PCGO	Prince George's Federal Savings Bank	MD	103,356	12,518	12,518	0.64	0.65	5.18	5.29	Pink Sheet	901,738	9,017
SVBI	Severn Bancorp, Inc.	MD	851,138	108,017	108,017	0.53	0.53	4.65	4.65	NASDAQ	10,066,679	31,609
WSB	WSB Holdings, Inc.	MD	356,492	55,326	55,326	0.27	0.16	1.87	1.12	NASDAQ	7,995,232	46,852
FFNM	First Federal of Northern Michigan Banc	MI	214,448	24,153	23,995	0.39	0.23	3.48	2.06	NASDAQ	2,884,049	13,267
FBC	Flagstar Bancorp, Inc.	MI	14,082,012	1,159,362	1,159,362	0.48	0.60	5.84	5.84	NYSE	55,863,050	1,083,743
NWBM	Northwestern Bancorp	MI	866,757	74,910	72,860	0.22	(0.70)	2.54	(8.06)	OTC BB	197,000	49,538
STBI	Sturgis Bancorp, Inc.	MI	317,045	26,924	20,542	0.58	0.58	7.26	7.26	Pink Sheet	2,038,400	13,453
WBKC	Wolverine Bancorp, Inc.	MI	284,479	57,642	57,642	0.68	0.15	3.59	0.76	NASDAQ	2,552,105	43,462
HMNF	HMN Financial, Inc.	MN	653,327	60,834	59,102	0.75	0.75	8.90	8.90	NASDAQ	4,423,590	15,356
REDW	Redwood Financial, Inc	MN	205,184	26,852	22,646	0.97	0.92	7.63	7.25	Pink Sheet	446,980	6,883
WEFP	Wells Financial Corp.	MN	244,195	26,157	26,157	0.65	0.65	6.23	6.23	Pink Sheet	772,190	13,706
CCFC	CCSB Financial Corp.	MO	99,479	10,078	10,078	(0.79)	(0.79)	(7.60)	(7.60)	Pink Sheet	780,303	5,657
FBSI	First Bancshares, Inc.	MO	186,798	15,390	15,380	(0.27)	(0.34)	(3.27)	(4.13)	Pink Sheet	1,550,815	7,754
LXMO	Lexington B & L Financial Corp.	MO	151,110	14,536	13,747	(0.59)	(0.54)	(5.76)	(5.26)	Pink Sheet	541,293	6,441
LBCP	Liberty Bancorp, Inc.	MO	410,661	61,548	59,932	0.74	1.08	5.01	7.35	OTC BB	3,183,519	33,427
NASB	NASB Financial, Inc.	MO	1,252,524	179,860	177,514	1.75	1.76	13.24	13.33	NASDAQ	7,867,614	168,131
PULB	Pulaski Financial Corp.	MO	1,382,295	120,242	116,303	0.76	0.64	8.02	6.78	NASDAQ	10,967,033	98,155
SJBA	St. Joseph Bancorp, Inc.	MO	35,141	6,390	6,390	0.12	0.12	0.65	0.65	OTC BB	376,918	3,773
EBMT	Eagle Bancorp Montana, Inc.	MT	508,121	53,443	45,535	0.47	0.36	3.07	2.30	NASDAQ	3,898,685	40,351
ASBB	ASB Bancorp, Inc.	NC	749,354	111,529	111,529	0.11	(0.28)	0.75	(1.91)	NASDAQ	5,584,551	85,555
HTBI	Hometrust Bancshares, Inc	NC	1,586,860	373,901	373,901	0.42	0.42	2.95	2.95	NASDAQ	21,160,000	285,872
KSBI	KS Bancorp, Inc.	NC	314,939	25,322	25,322	0.25	0.16	3.19	2.04	OTC BB	1,309,500	5,893
LTLB	Little Bank, Inc	NC	306,045	31,726	31,726	0.80	0.81	6.98	7.06	Pink Sheet	2,824,529	21,918
SSFC	South Street Financial Corp	NC	281,806	24,461	24,451	0.41	0.36	4.92	4.31	OTC BB	2,576,119	12,881
MCBK	Madison County Financial, Inc.	NE	267,725	48,661	47,207	1.52	1.53	10.78	10.83	NASDAQ	N/A	N/A

KELLER & COMPANY
Dublin, Ohio
614-766-1426
Prepared March 7, 2013

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
GUAA	Guaranty Bancorp, Inc.	NH	394,562	36,207	36,207	0.83	0.64	8.94	6.88	Pink Sheet	971,787	9,718
NHTB	New Hampshire Thrift Bancshares, Inc.	NH	1,270,477	129,494	90,683	0.70	0.70	6.95	6.95	NASDAQ	7,055,950	89,611
CBNJ	Cape Bancorp, Inc.	NJ	1,041,349	151,377	151,377	0.60	0.60	4.35	4.35	NASDAQ	13,336,780	115,897
COBK	Colonial Financial Services, Inc.	NJ	624,216	68,657	68,657	(0.18)	(0.21)	(1.60)	(1.90)	NASDAQ	3,923,264	51,395
HCBK	Hudson City Bancorp, Inc.	NJ	40,596,341	4,699,808	4,545,573	0.55	0.55	5.26	5.26	NASDAQ	528,211,462	4,294,359
OSHC	Ocean Shore Holding Co.	NJ	1,045,488	104,728	104,728	0.62	0.62	5.96	5.96	NASDAQ	6,936,730	102,664
OCFC	OceanFirst Financial Corp.	NJ	2,269,228	219,792	219,792	1.10	1.10	11.58	11.58	NASDAQ	17,894,930	246,055
ORIT	Oritani Financial Corp.	NJ	2,809,686	506,162	506,162	1.31	1.31	6.69	6.69	NASDAQ	45,381,531	695,245
PFS	Provident Financial Services, Inc.	NJ	7,283,695	981,246	624,678	0.94	0.94	6.94	6.94	NYSE	59,937,960	894,274
RBLG	Roebling Financial Corp, Inc.	NJ	161,108	16,814	16,814	0.04	0.04	0.43	0.43	OTC BB	1,686,527	13,830
ROMA	Roma Financial Corporation	NJ	1,811,342	196,608	213,783	0.03	0.08	0.29	0.72	NASDAQ	30,183,127	455,366
AF	Astoria Financial Corporation	NY	16,496,642	1,293,989	1,108,838	0.31	0.29	4.18	3.98	NYSE	98,419,318	921,205
CARV	Carver Bancorp, Inc.	NY	640,638	55,600	55,600	(1.12)	(1.13)	(12.49)	(12.56)	NASDAQ	3,695,320	15,631
CMSB	CMS Bancorp, Inc.	NY	273,634	22,140	22,140	(0.09)	(0.29)	(1.05)	(3.38)	NASDAQ	1,862,803	14,586
DCOM	Dime Community Bancshares, Inc.	NY	3,905,399	391,574	335,936	1.26	1.26	13.76	13.76	NASDAQ	35,714,270	496,071
ESBK	Elmira Savings Bank, FSB	NY	536,936	66,909	54,273	0.99	0.67	7.96	5.43	NASDAQ	2,328,980	52,961
FFIC	Flushing Financial Corporation	NY	4,451,416	442,365	425,770	0.99	0.99	10.23	10.23	NASDAQ	30,743,330	471,603
NYCB	New York Community Bancorp, Inc.	NY	44,145,100	5,656,264	3,188,109	1.19	1.19	9.05	9.03	NYSE	439,050,966	5,751,568
ONFC	Oneida Financial Corp.	NY	681,391	93,040	66,096	1.07	1.07	8.06	8.06	NASDAQ	6,915,570	73,651
PFDB	Patriot Federal Bank	NY	100,899	8,883	8,702	0.10	0.10	1.16	1.18	Pink Sheet	957,544	6,894
PBNY	Provident New York Bancorp	NY	3,789,514	493,883	323,710	0.65	0.45	4.71	3.29	NYSE	44,348,787	412,887
TRST	Trustco Bank Corp NY	NY	4,346,613	358,798	358,798	1.10	1.10	14.03	14.03	NASDAQ	93,935,000	495,977
ASBN	ASB Financial Corp.	OH	268,238	18,285	16,024	0.36	0.33	4.42	4.09	Pink Sheet	1,594,234	19,928
CFBK	Central Federal Corporation	OH	209,405	23,060	23,060	(1.40)	(1.39)	(18.90)	(18.74)	NASDAQ	15,824,710	22,946
CHEV	Cheviot Financial Corp.	OH	631,982	107,900	96,845	0.53	0.40	3.14	2.39	NASDAQ	7,596,540	70,648
CIBN	Community Investors Bancorp, Inc.	OH	135,992	11,859	11,859	0.42	(0.01)	4.20	(0.09)	Pink Sheet	882,611	5,472
FFDF	FFD Financial Corporation	OH	245,067	21,391	21,391	1.02	1.02	11.93	11.93	OTC BB	1,016,096	17,528
FDEF	First Defiance Financial Corp.	OH	2,046,948	258,128	191,865	0.90	0.51	6.95	4.06	NASDAQ	9,729,267	186,705
FNFI	First Niles Financial, Inc.	OH	102,152	13,123	13,123	0.23	0.20	1.79	1.53	OTC BB	1,316,478	8,491
FPFC	First Place Financial Corp	OH	2,601,520	103,010	102,030	0.67	(1.77)	18.01	(47.30)	Pink Sheet	16,974,056	85
HCFL	Home City Financial Corporation	OH	142,762	13,771	13,771	0.73	0.70	7.79	7.48	Pink Sheet	804,436	8,205
HLFN	Home Loan Financial Corporation	OH	167,271	19,464	19,464	1.70	1.58	15.14	14.06	OTC BB	1,396,506	18,155
PPSF	Peoples-Sidney Financial Corporation	OH	128,931	15,284	15,284	0.18	0.22	1.53	1.89	Pink Sheet	1,245,410	10,586
PFOH	Perpetual Federal Savings Bank	OH	357,914	58,487	58,487	1.11	1.11	7.04	7.02	Pink Sheet	2,469,822	41,740
PVFC	PVF Capital Corp.	OH	781,798	75,098	75,098	0.62	0.62	6.87	6.87	NASDAQ	25,927,214	56,781

KELLER & COMPANY
Dublin, Ohio
614-766-1426
Prepared March 7, 2013

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
UCFC	United Community Financial Corp.	OH	1,810,734	170,760	170,522	(1.06)	(1.38)	(11.08)	(14.41)	NASDAQ	32,891,495	95,056
VERF	Versailles Financial Corporation	OH	47,577	9,553	9,553	0.54	0.46	2.58	2.18	OTC BB	392,044	4,410
WAYN	Wayne Savings Bancshares, Inc.	OH	402,117	39,785	38,066	0.57	0.57	5.70	5.70	NASDAQ	2,961,350	27,422
ALLB	Alliance Bancorp, Inc. of Pennsylvania	PA	460,915	80,002	80,002	0.67	0.67	3.95	3.95	NASDAQ	5,202,000	66,065
ESBF	ESB Financial Corporation	PA	1,927,614	195,697	153,810	0.94	0.94	10.03	10.03	NASDAQ	14,666,461	203,424
ESSA	ESSA Bancorp, Inc.	PA	1,405,642	177,347	165,599	0.19	0.17	1.33	1.18	NASDAQ	13,191,008	143,650
EKFC	Eureka Financial Corp.	PA	141,111	22,539	22,539	1.01	1.01	6.36	6.36	OTC BB	1,317,897	22,075
FFCO	FedFirst Financial Corporation	PA	318,760	53,294	52,214	0.89	0.89	5.04	5.04	NASDAQ	2,540,340	41,281
FXCB	Fox Chase Bancorp, Inc.	PA	1,088,341	181,465	181,295	0.62	0.62	3.33	3.33	NASDAQ	12,356,560	205,737
HARL	Harleysville Savings Financial Corporatio	PA	802,890	60,435	60,435	0.61	0.61	8.50	8.50	Pink Sheet	3,779,970	56,737
MLVF	Malvern Bancorp, Inc.	PA	688,030	98,070	98,070	0.21	0.18	2.06	1.75	NASDAQ	6,558,473	73,127
NWBI	Northwest Bancshares, Inc.	PA	7,942,600	1,128,469	950,479	0.79	0.99	5.40	6.73	NASDAQ	93,652,960	1,136,947
PBCP	Polonia Bancorp, Inc.	PA	267,263	34,584	34,584	0.02	(0.27)	0.19	(2.55)	NASDAQ	3,512,589	27,960
QNTO	Quaint Oak Bancorp, Inc.	PA	117,375	16,837	16,837	1.19	0.94	8.01	6.33	Pink Sheet	983,820	10,822
STND	Standard Financial Corp.	PA	435,030	79,547	70,301	0.65	0.65	3.64	3.63	NASDAQ	3,408,873	59,383
THRD	TF Financial Corporation	PA	713,859	82,945	78,621	0.77	0.66	6.70	5.70	NASDAQ	2,836,946	67,604
UASB	United-American Savings Bank	PA	78,103	6,767	6,767	0.65	0.46	7.25	5.10	OTC BB	309,547	4,643
WVFC	WVS Financial Corp.	PA	254,804	31,558	31,558	0.55	0.54	4.95	4.93	NASDAQ	2,057,930	17,492
NFSB	Newport Bancorp, Inc.	RI	449,413	53,155	53,155	0.42	0.42	3.74	3.74	NASDAQ	3,499,720	57,675
FCPB	First Capital Bancshares, Inc	SC	60,148	6,852	6,852	0.06	0.29	0.56	2.53	Pink Sheet	563,720	1,285
FFCH	First Financial Holdings, Inc.	SC	3,215,558	299,641	291,616	1.11	1.11	12.72	12.72	NASDAQ	16,526,750	216,170
HFFC	HF Financial Corp.	SD	1,220,423	99,050	94,684	0.52	0.35	6.34	4.25	NASDAQ	7,054,875	92,419
CASH	Meta Financial Group, Inc.	SD	1,763,270	145,994	143,809	1.21	0.55	17.21	7.84	NASDAQ	5,481,727	124,983
AFCB	Athens Bancshares Corporation	TN	291,632	48,004	48,004	0.90	0.90	5.22	5.22	NASDAQ	2,431,343	40,141
FABK	First Advantage Bancorp	TN	357,372	56,048	56,048	0.69	0.32	4.50	2.12	NASDAQ	3,923,586	50,418
JFBI	Jefferson Bancshares, Inc.	TN	519,615	53,446	52,112	0.24	0.24	2.40	2.41	NASDAQ	6,629,753	17,900
SFBK	SFB Bancorp, Inc	TN	55,940	12,246	12,246	1.26	1.16	6.12	5.66	Pink Sheet	570,522	8,643
UNTN	United Tennessee Bankshares, Inc	TN	186,722	17,457	17,384	0.79	0.81	8.94	9.15	Pink Sheet	1,142,999	13,716
BAFI	BancAffiliated, Inc	TX	334,303	31,813	31,813	1.63	(2.35)	15.16	(21.86)	Pink Sheet	278,450	12,530
SPBC	SP Bancorp, Inc.	TX	287,854	30,911	30,911	0.64	0.01	6.11	0.14	NASDAQ	1,658,850	25,712
FRNK	Franklin Financial Corporation	VA	1,057,783	239,067	239,067	0.65	0.84	2.75	3.57	NASDAQ	12,931,397	214,403
ANCB	Anchor Bancorp	WA	468,849	54,399	54,399	0.09	0.00	0.75	(0.03)	NASDAQ	2,461,033	34,947
FFNW	First Financial Northwest, Inc.	WA	942,655	187,117	187,117	0.27	0.27	1.48	1.48	NASDAQ	18,805,170	141,979
HMST	HomeStreet, Inc.	WA	2,631,230	263,762	168,269	4.36	4.36	63.89	63.89	NASDAQ	14,382,640	367,476
RVSB	Riverview Bancorp, Inc.	WA	794,564	77,411	51,756	(1.77)	(1.77)	(16.70)	(16.70)	NASDAQ	22,471,890	37,977

KELLER & COMPANY
Dublin, Ohio
614-766-1426
Prepared March 7, 2013

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
SFBC	Sound Financial Bancorp, Inc.	WA	381,044	43,457	43,457	0.75	0.78	7.94	8.26	NASDAQ	2,587,544	26,910
TSBK	Timberland Bancorp, Inc.	WA	734,621	91,903	86,036	0.68	0.67	5.68	5.56	NASDAQ	7,045,036	48,893
WAFD	Washington Federal, Inc.	WA	13,106,842	1,914,678	1,647,289	1.05	0.59	7.32	4.09	NASDAQ	105,498,098	1,779,753
ABCW	Anchor Bancorp Wisconsin Inc.	WI	2,412,379	-46,622	-46,622	(0.83)	(0.75)	98.24	88.10	Pink Sheet	21,247,225	8,180
BKMU	Bank Mutual Corporation	WI	2,418,264	274,786	267,965	0.27	0.27	2.48	2.48	NASDAQ	46,326,480	199,204
CZWI	Citizens Community Bancorp, Inc.	WI	534,533	55,266	55,006	0.17	0.24	1.63	2.34	NASDAQ	5,145,203	30,871
WSBF	Waterstone Financial, Inc.	WI	1,679,568	184,812	184,812	0.68	0.70	6.73	6.85	NASDAQ	31,350,097	162,707
CRZY	Crazy Woman Creek Bancorp, Inc	WY	136,842	14,577	14,445	(0.02)	(0.15)	(0.18)	(1.40)	Pink Sheet	637,946	4,785

KELLER & COMPANY
Dublin, Ohio
614-766-1426
Prepared March 7, 2013

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

		ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
	State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
ALL THRIFTS											
AVERAGE		1,883,729	229,809	191,437	0.75	0.70	6.13	5.72		18,845,924	211,020
MEDIAN		464,882	57,174	55,824	0.59	0.50	5.03	3.92		3,372,375	41,740
HIGH		44,145,100	5,656,264	4,545,573	4.36	4.36	98.24	88.10		528,211,462	5,751,568
LOW		35,141	(46,622)	(46,622)	(2.19)	(2.35)	(35.91)	(47.30)		137,206	85
AVERAGE FOR STATE											
NY		7,215,289	807,586	540,725	0.59	0.52	5.42	4.82		68,906,535	792,094
AVERAGE BY REGION											
MIDWEST		835,308	76,623	73,903	0.32	0.27	3.33	2.87		7,064,797	57,935
NORTH CENTRAL		1,151,193	166,739	165,230	0.82	0.73	5.29	4.73		14,028,420	168,641
NORTHEAST		3,886,704	489,617	371,989	0.79	0.78	0.79	0.78		41,013,513	461,936
SOUTHEAST		1,200,571	142,041	139,565	0.62	0.49	5.92	4.70		10,774,006	113,662
SOUTHWEST		331,152	331,152	46,409	0.90	0.87	6.36	6.12		3,780,289	52,250
WEST		1,825,278	236,200	210,018	1.17	0.93	9.06	7.20		15,012,884	227,874
AVERAGE BY EXCHANGE											
NYSE		13,727,910	1,494,524	1,062,736	0.86	0.84	7.65	7.46		107,441,194	1,439,491
NASDAQ		1,998,547	261,616	229,075	0.74	0.67	5.59	5.10		22,379,698	243,521
OTC		222,260	24,192	24,036	0.57	0.53	5.31	4.91		1,337,266	16,413
PINK SHEETS		367,160	35,435	33,443	0.29	0.25	4.34	3.76		3,953,035	15,446

KELLER & COMPANY
Dublin, Ohio
614-766-1426

RECENT STANDARD CONVERSIONS
PRICE CHANGES FROM IPO DATE

Company Name	Ticker	Conversion Date	Exchange	Percentage Price Change From Initial Trading Date: One Day	One Week	One Month	Through 3/5/2013
Meetinghouse Bancorp	MTGB	11/20/2012	OTCBB	12.50%	27.50%	20.00%	20.00%
Hamilton Bancorp, Inc.	HBK	10/10/2012	NASDAQ	19.00	16.50	12.60	29.20
Madison County Financial, Inc.	MCBK	10/4/2012	NASDAQ	48.90	45.50	43.60	62.80
Hometrust Bancshares, Inc.	HTBI	7/11/2012	NASDAQ	17.00	25.80	25.80	57.40
Wellesley Bancorp, Inc.	WEBK	1/12/2012	NASDAQ	20.00	21.00	22.90	56.50
West End Indiana Bancshares, Inc.	WEIN	1/11/2012	OTCBB	12.60	11.50	20.00	60.00
		AVERAGE		**21.67**	**24.63**	**24.15**	**47.65**
		MEDIAN		**17.00**	**21.00**	**20.00**	**56.50**
		HIGH		**48.90**	**45.50**	**43.60**	**62.80**
		LOW		**12.50**	**11.50**	**12.60**	**20.00**

EXHIBIT 33

KELLER & COMPANY
Dublin, Ohio
614-766-1426

ACQUISITIONS AND PENDING ACQUISITIONS
COUNTY, CITY OR MARKET AREA OF SUNNYSIDE FEDERAL SAVINGS AND LOAN ASSOCIATION

NONE

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 34

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
PRICES AS OF MARCH 5, 2013
FINANCIAL DATA/RATIOS MOST RECENT FOUR QUARTERS

		State	Exchange	PER SHARE Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
CULL	Cullman Bancorp, Inc. (MHC)	AL	OTC BB	14.75	(0.80)	0.76	84.41	0.39	16.44	16.44	92.40	92.40	14.74
PSBH	PSB Holdings, Inc. (MHC)	CT	NASDAQ	5.55	0.30	0.14	68.11	0.00	34.20	18.88	62.84	73.20	7.04
WCFB	Webster City Federal Bancorp (MHC)	IA	Pink Sheet	5.80	0.10	0.26	29.79	0.18	23.33	47.69	159.93	159.93	20.47
MFDB	Mutual Federal Bancorp, Inc (MHC)	IL	OTC BB	1.00	(0.44)	(0.05)	22.18	0.00	(14.24)	(14.24)	20.01	20.01	3.42
SUGR	Sugar Creek Financial Corp (MHC)	IL	OTC BB	5.50	0.90	0.31	101.02	0.00	17.79	17.79	51.73	51.73	5.44
BFFI	Ben Franklin Financial, Inc. (MHC)	IL	OTC BB	2.01	0.64	(1.07)	51.67	0.00	(1.55)	(1.55)	38.77	38.77	3.21
OTTW	Ottawa Savings Bancorp, Inc. (MHC)	IL	OTC BB	5.80	3.16	0.33	84.40	0.00	20.85	21.12	71.08	71.61	8.17
AJSB	AJS Bancorp, Inc. (MHC)	IL	OTC BB	10.75	0.45	0.12	109.63	0.00	81.78	N/A	87.04	87.07	9.12
MSVB	Mid-Southern Savings Bank, FSB (MHC)	IN	OTC BB	14.57	2.50	1.19	148.65	0.43	12.16	12.16	94.65	94.65	9.75
KFFB	Kentucky First Federal Bancorp (MHC)	KY	NASDAQ	8.00	(1.73)	0.27	41.12	0.19	27.12	27.12	97.08	124.54	18.11
EBSB	Meridian Interstate Bancorp, Inc. (MHC)	MA	NASDAQ	18.66	4.33	0.56	102.01	0.00	30.17	41.45	160.23	170.18	16.44
BVFL	BV Financial, Inc. (MHC)	MD	OTC BB	5.50	2.94	0.40	59.87	0.00	13.84	13.84	82.42	82.42	9.18
SFBI	SFSB, Inc. (MHC)	MD	Pink Sheet	0.81	(2.17)	(2.60)	60.92	0.00	(0.32)	(0.32)	26.07	26.07	1.36
ABBB	Auburn Bancorp, Inc. (MHC)	ME	OTC BB	5.35	0.15	0.68	148.76	0.00	7.68	9.81	42.16	43.06	3.52
WAKE	Wake Forest Bancshares, Inc. (MHC)	NC	Pink Sheet	11.00	1.60	0.53	98.31	0.20	15.64	15.66	44.88	44.88	8.44
LSFG	LifeStore Financial Group (MHC)	NC	Pink Sheet	12.00	3.85	0.60	253.07	0.00	10.99	10.99	26.98	28.26	2.58
EQFC	Equitable Financial Corp (MHC)	NE	Pink Sheet	3.13	0.65	0.14	55.92	0.00	18.28	18.28	45.75	46.93	4.47
WAWL	Wawel Savings Bank (MHC)	NJ	OTC BB	4.50	2.30	0.08	44.54	0.00	53.62	53.62	61.60	61.60	10.10
DLNO	Delanco Bancorp, Inc. (MHC)	NJ	Pink Sheet	4.25	(1.15)	(0.23)	79.43	0.00	(16.83)	(16.83)	54.68	54.68	4.84
LPBC	Lincoln Park Bancorp (MHC)	NJ	OTC BB	6.00	1.44	N/A	105.20	N/A	N/A	12.94	57.79	57.79	4.75
MSBF	MSB Financial Corp.	NJ	NASDAQ	7.00	2.31	(0.30)	68.45	0.02	(22.33)	(22.33)	86.16	86.16	9.78
MGYR	Magyar Bancorp, Inc. (MHC)	NJ	NASDAQ	5.10	1.74	0.13	88.61	0.00	32.08	41.53	53.97	54.30	4.73
CSBK	Clifton Savings Bancorp, Inc. (MHC)	NJ	NASDAQ	11.29	1.99	0.27	39.03	0.26	41.98	44.66	158.78	158.78	28.87
NFBK	Northfield Bancorp, Inc. (MHC)	NJ	NASDAQ	11.45	1.09	0.28	49.86	0.00	53.67	58.74	207.39	215.79	30.58
KRNY	Kearny Financial Corp. (MHC)	NJ	NASDAQ	10.12	0.25	0.09	43.40	0.03	N/A	N/A	132.36	169.87	22.46
ISBC	Investors Bancorp, Inc. (MHC)	NJ	NASDAQ	17.98	4.30	0.83	113.68	0.05	21.42	19.93	186.52	205.65	15.64
ALMG	Alamogordo Financial Corporation (MHC)	NM	OTC BB	13.00	(3.70)	(1.39)	140.27	0.00	(9.00)	(9.02)	67.82	67.82	8.94
GOVB	Gouverneur Bancorp, Inc. (MHC)	NY	Pink Sheet	9.50	1.65	0.89	65.55	0.34	10.10	10.77	77.63	77.63	13.72
HTWC	Hometown Bancorp, Inc. (MHC)	NY	Pink Sheet	5.25	0.50	(0.21)	66.54	0.03	N/A	N/A	70.80	73.99	7.88
FSBC	FSB Community Bankshares, Inc. (MHC)	NY	OTC BB	9.13	0.26	(0.04)	121.45	0.00	N/A	(50.53)	52.11	N/A	N/A
SCAY	Seneca-Cayuga Bancorp, Inc (MHC)	NY	Pink Sheet	9.00	1.83	0.78	116.82	0.00	8.64	8.64	61.02	61.92	5.76

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
PRICES AS OF MARCH 5, 2013
FINANCIAL DATA/RATIOS MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
NECB	Northeast Community Bancorp, Inc.	NY	NASDAQ	5.48	(0.34)	(0.14)	34.07	0.00	(38.72)	(44.60)	77.16	78.14	15.46
LSBK	Lake Shore Bancorp, Inc. (MHC)	NY	NASDAQ	10.60	0.74	0.64	81.22	0.00	16.15	16.04	91.23	91.23	12.66
GCBC	Greene County Bancorp, Inc. (MHC)	NY	NASDAQ	20.50	3.99	1.50	149.21	0.51	14.00	14.17	160.90	160.90	14.07
GVFF	Greenville Federal Financial Corp (MHC)	OH	OTC BB	6.00	1.70	0.47	70.77	0.00	13.42	15.42	85.32	85.43	14.07
TFSL	TFS Financial Corporation (MHC)	OH	NASDAQ	10.47	0.66	0.04	36.82	0.00	N/A	N/A	163.34	164.95	8.83
WMPN	William Penn Bancorp, Inc. (MHC)	PA	OTC BB	16.60	4.00	0.77	85.73	0.00	22.10	22.21	108.14	108.14	26.12
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	PA	NASDAQ	7.69	1.89	0.26	49.00	0.00	27.19	57.87	117.97	117.97	19.82
BNCL	Beneficial Mutual Bancorp, Inc. (MHC)	PA	NASDAQ	9.94	1.14	0.18	63.14	N/A	52.78	51.94	118.84	150.44	14.42
FSGB	First Federal of South Carolina, Federal Saving:	SC	Pink Sheet	0.60	0.00	(1.68)	103.57	0.00	(0.36)	(0.36)	10.61	10.95	15.04
OFED	Oconee Federal Financial Corp. (MHC)	SC	NASDAQ	15.50	2.53	0.70	61.61	0.43	20.72	21.15	108.06	108.06	0.57
GFCJ	Guaranty Financial Corp. (MHC)	WI	Pink Sheet	0.57	(2.28)	(15.03)	607.60	0.00	(0.04)	(0.04)	(2.66)	(2.16)	23.58
													0.09

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
PRICES AS OF MARCH 5, 2013
FINANCIAL DATA/RATIOS MOST RECENT FOUR QUARTERS

			PER SHARE					PRICING RATIOS				
	State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
ALL MHCs												
AVERAGE			8.52	1.08	(0.21)	95.37	0.08	16.62	14.76	85.04	89.65	11.32
HIGH			20.50	4.33	1.50	607.60	0.51	81.78	58.74	207.39	215.79	30.58
			0.57	(3.7)	(15.03)	22.18	0.00	(38.72)	(50.53)	(2.66)	(2.16)	0.09
AVERAGE FOR STATE												
NY			9.92	1.23	0.49	90.70	0.13	2.03	(7.59)	84.41	90.64	11.59
AVERAGE BY REGION												
MIDWEST			6.30	0.81	(1.52)	136.97	0.05	16.27	7.24	67.70	68.01	8.24
NORTH CENTRAL			4.47	0.38	0.20	42.86	0.09	20.81	32.99	102.84	103.43	12.47
NORTHEAST			9.59	1.58	0.34	81.08	0.06	19.33	17.44	100.01	108.16	13.22
SOUTHEAST			8.52	0.78	(0.13)	95.36	0.15	13.01	13.07	61.06	64.70	9.82
SOUTHWEST			13.00	(3.70)	(1.39)	140.27	0.00	(9.00)	(9.02)	67.82	67.82	8.94
AVERAGE BY EXCHANGE												
NASDAQ			10.96	1.57	0.34	68.08	0.10	22.17	24.75	123.93	133.14	17.19
OTC-BB			8.03	1.03	0.18	91.90	0.06	18.07	8.57	67.54	68.75	8.50
PINK SHEETS			5.63	0.42	(1.50)	139.78	0.07	6.94	9.45	52.34	53.01	6.38

KELLER & COMPANY
Dublin, Ohio
614-766-1426
Prepared March 7, 2013

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED MUTUAL HOLDING COMPANIES
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
CULL	Cullman Bancorp, Inc. (MHC)	AL	216,465	34,552	34,552	0.89	0.85	5.67	5.40	OTC BB	2,564,458	31,928
PSBH	PSB Holdings, Inc. (MHC)	CT	445,578	49,960	42,892	0.20	0.36	1.93	3.50	NASDAQ	6,541,561	31,399
WCFB	Webster City Federal Bancorp (MHC)	IA	91,506	11,714	11,714	0.88	0.43	6.76	3.32	Pink Sheet	3,071,330	18,735
AJSB	AJS Bancorp, Inc. (MHC)	IL	221,447	23,206	23,206	0.11	0.06	1.06	0.62	OTC BB	2,019,937	20,199
BFFI	Ben Franklin Financial, Inc. (MHC)	IL	100,756	8,349	8,349	(2.04)	(1.71)	(25.68)	(21.57)	OTC BB	1,949,956	3,237
MFDB	Mutual Federal Bancorp, Inc (MHC)	IL	73,949	12,659	12,659	(0.23)	(0.17)	(1.41)	(1.04)	OTC BB	3,334,273	2,534
OTTW	Ottawa Savings Bancorp, Inc. (MHC)	IL	178,750	20,559	20,559	0.38	0.41	3.46	3.69	OTC BB	2,117,979	14,614
SUGR	Sugar Creek Financial Corp (MHC)	IL	90,821	9,558	9,558	0.30	0.40	2.98	3.96	OTC BB	899,009	4,945
MSVB	Mid-Southern Savings Bank, FSB (MHC	IN	218,228	22,490	22,490	0.79	0.80	7.97	8.14	OTC BB	1,468,100	21,287
KFFB	Kentucky First Federal Bancorp (MHC)	KY	352,531	65,788	51,281	1.04	1.04	3.97	3.97	NASDAQ	8,573,178	63,870
EBSB	Meridian Interstate Bancorp, Inc. (MHC)	MA	2,278,771	233,943	220,256	0.77	0.77	6.89	6.89	NASDAQ	22,339,200	374,852
BVFL	BV Financial, Inc. (MHC)	MD	143,923	16,041	16,041	0.64	0.46	6.45	4.61	OTC BB	2,403,886	13,221
SFBI	SFSB, Inc. (MHC)	MD	162,568	8,494	8,494	(3.90)	(3.92)	(54.07)	(54.30)	Pink Sheet	2,668,453	2,215
ABBB	Auburn Bancorp, Inc. (MHC)	ME	74,869	6,266	6,266	0.46	(0.16)	5.62	(1.91)	OTC BB	503,284	2,642
LSFG	LifeStore Financial Group (MHC)	NC	265,926	25,509	25,509	0.22	(0.04)	2.48	(0.45)	Pink Sheet	1,050,800	6,883
WAKE	Wake Forest Bancshares, Inc. (MHC)	NC	113,498	21,349	21,349	0.55	0.55	2.96	3.27	Pink Sheet	1,154,535	9,583
EQFC	Equitable Financial Corp (MHC)	NE	177,463	17,339	17,339	0.26	0.06	2.53	0.55	Pink Sheet	3,173,523	7,934
CSBK	Clifton Savings Bancorp, Inc. (MHC)	NJ	1,020,209	185,518	185,518	0.65	0.61	3.78	3.56	NASDAQ	26,137,415	294,569
DLNO	Delanco Bancorp, Inc. (MHC)	NJ	129,842	11,509	11,509	(0.28)	(0.28)	(3.16)	(3.16)	Pink Sheet	1,634,725	6,294
ISBC	Investors Bancorp, Inc. (MHC)	NJ	12,722,574	1,066,817	979,621	0.81	0.88	8.91	9.69	NASDAQ	111,915,882	1,989,864
KRNY	Kearny Financial Corp. (MHC)	NJ	2,897,607	491,787	383,196	0.19	0.16	1.11	0.95	NASDAQ	66,764,740	650,956
LPBC	Lincoln Park Bancorp (MHC)	NJ	189,700	15,600	15,600	0.35	0.35	4.26	4.33	OTC BB	1,803,245	9,016
MSBF	MSB Financial Corp.	NJ	343,637	39,034	39,034	(0.43)	(0.43)	(3.70)	(3.70)	NASDAQ	5,020,137	33,635
MGYR	Magyar Bancorp, Inc. (MHC)	NJ	514,604	45,171	45,171	0.15	0.11	1.70	1.31	NASDAQ	5,807,344	24,383
NFBK	Northfield Bancorp, Inc. (MHC)	NJ	2,813,201	414,873	414,873	0.84	0.84	5.14	5.14	NASDAQ	56,420,430	860,412
WAWL	Wawel Savings Bank (MHC)	NJ	95,515	15,667	15,667	0.19	0.17	1.15	1.04	OTC BB	2,144,701	9,651
ALMG	Alamogordo Financial Corporation (MHC	NM	184,356	24,318	24,318	(0.99)	(1.82)	(7.34)	(13.51)	OTC BB	1,314,279	16,494
FSBC	FSB Community Bankshares, Inc. (MHC	NY	216,794	20,720	20,720	N/A	N/A	(0.62)	N/A	OTC BB	1,785,000	10,799
GOVB	Gouverneur Bancorp, Inc. (MHC)	NY	146,450	25,900	25,900	1.32	1.32	7.76	7.76	Pink Sheet	2,234,148	20,107
GCBC	Greene County Bancorp, Inc. (MHC)	NY	624,548	54,627	54,627	1.08	1.09	12.10	12.12	NASDAQ	4,185,671	87,899
HTWC	Hometown Bancorp, Inc. (MHC)	NY	154,845	17,254	16,582	0.07	(0.11)	0.69	(1.09)	Pink Sheet	2,326,939	12,216
LSBK	Lake Shore Bancorp, Inc. (MHC)	NY	482,387	66,985	66,985	0.96	0.97	7.37	7.42	NASDAQ	5,939,132	61,114
NECB	Northeast Community Bancorp, Inc.	NY	430,812	86,353	84,840	(0.38)	(0.33)	(1.96)	(1.69)	NASDAQ	12,644,752	66,638
SCAY	Seneca-Cayuga Bancorp, Inc (MHC)	NY	265,187	25,071	24,737	0.69	0.57	7.40	6.13	Pink Sheet	2,270,100	15,300
GVFF	Greenville Federal Financial Corp (MHC	OH	147,552	15,272	15,272	0.70	0.60	6.54	5.63	OTC BB	2,084,909	13,031

EXHIBIT 35

KELLER & COMPANY
Dublin, Ohio
614-766-1426
Prepared March 7, 2013

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED MUTUAL HOLDING COMPANIES
MOST RECENT FOUR QUARTERS

		State	ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
			Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
TFSL	TFS Financial Corporation (MHC)	OH	11,379,628	1,820,044	1,820,044	0.13	0.13	0.79	0.79	NASDAQ	309,035,125	2,972,918
BNCL	Beneficial Mutual Bancorp, Inc. (MHC)	PA	5,006,404	633,873	502,021	0.30	0.30	2.25	2.29	NASDAQ	79,296,680	753,326
PBIP	Prudential Bancorp, Inc. of Pennsylvania	PA	491,171	60,068	60,068	0.49	0.23	4.20	1.97	NASDAQ	10,023,495	70,866
WMPN	William Penn Bancorp, Inc. (MHC)	PA	312,142	57,237	57,237	0.88	0.88	4.99	4.99	OTC BB	3,641,018	61,897
FSGB	First Federal of South Carolina, Federal	SC	104,895	5,725	5,714	(1.53)	(1.73)	(24.62)	(27.95)	Pink Sheet	1,012,755	608
OFED	Oconee Federal Financial Corp. (MHC)	SC	374,921	81,830	81,830	1.13	1.11	5.19	5.08	NASDAQ	6,085,796	88,427
GFCJ	Guaranty Financial Corp. (MHC)	WI	1,134,656	10,147	10,147	(2.49)	N/A	N/A	N/A	Pink Sheet	1,867,431	1,064
ALL MHCs												
	AVERAGE		1,128,350	139,980	131,280	0.35	0.35	2.75	2.73		18,791,174	208,609
AVERAGE FOR STATE												
	NY		331,575	42,416	42,056	0.62	0.59	4.68	5.11		4,483,677	39,153
AVERAGE BY REGION												
	MIDWEST		1,505,087	215,809	215,809	(0.09)	(0.10)	(0.63)	(0.71)		36,086,302	339,314
	NORTH CENTRAL		134,485	14,527	14,527	0.48	0.32	4.26	2.85		3,122,427	13,335
	NORTHEAST		1,438,948	164,738	148,787	0.59	0.60	0.59	0.60		19,608,164	247,629
	SOUTHEAST		216,841	32,411	30,596	0.13	0.12	0.83	0.80		3,189,233	27,092
	SOUTHWEST		184,356	184,356	24,318	(0.99)	(0.99)	(7.34)	(7.32)		1,314,279	16,494
AVERAGE BY EXCHANGE												
	NASDAQ		2,636,161	337,292	314,516	0.47	0.47	3.52	3.54		46,045,659	526,571
	OTC		164,351	20,166	20,166	0.27	0.24	2.23	1.98		2,002,269	15,700
	PINK SHEETS		249,712	16,365	16,272	(1.12)	(1.17)	(16.19)	(17.03)		2,042,249	9,176

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS
Most Recent Quarter

General Parameters:
- Regions: Midwest, Southeast, Northeast
- Asset size: < $750 Million
- NASDAQ, AMEX or NYSE only
- IPO Date prior to 1/1/12

			Total Assets ($000)	Cash & Securities/ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	SUNNYSIDE FEDERAL SAVINGS AND LOAN ASSOCIATION	**NY**	**94,055**	**14.98**	**36.94**	**39.14**	**42.43**	**79.37**	**0.00**	**6.61**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< $750,000	< 35.00	< 40.00	< 65.00	40.00 - 85.00	60.00 - 90.00	< 20.00	6.50 - 18.50
FFNM	First Federal of Northern Michigan Bancorp, Inc.	MI	214,448	26.05	13.81	34.25	64.83	78.64	13.78	11.26
CFBK	Central Federal Corporation	OH	209,405	19.59	5.39	28.46	73.77	79.16	4.78	11.01
MFLR	Mayflower Bancorp, Inc.	MA	255,094	38.73	18.32	39.09	55.71	74.03	0.39	8.86
WBKC	Wolverine Bancorp, Inc.	MI	284,479	5.90	0.00	33.71	89.63	89.63	21.77	20.26
AFCB	Athens Bancshares Corporation	TN	291,632	18.05	4.45	33.72	74.50	78.95	0.72	16.46
WVFC	WVS Financial Corp.	PA	254,804	85.47	31.99	6.29	13.13	45.12	32.27	12.39
JXSB	Jacksonville Bancorp, Inc.	IL	321,402	39.11	16.17	16.56	54.28	70.45	0.32	12.34
PBSK	Poage Bankshares, Inc.	KY	314,450	38.08	13.35	45.82	56.75	70.10	5.33	19.29
FFCO	FedFirst Financial Corporation	PA	318,760	15.20	9.89	53.61	78.28	88.17	15.73	16.72
LSBI	LSB Financial Corp.	IN	364,681	16.74	1.97	32.68	77.23	79.21	4.11	10.57
FABK	First Advantage Bancorp	TN	357,372	20.94	8.53	19.41	74.57	83.11	4.50	15.68
OBAF	OBA Financial Services, Inc.	MD	380,959	17.71	11.83	31.19	77.40	89.23	9.64	19.87
WAYN	Wayne Savings Bancshares, Inc.	OH	402,117	9.97	21.98	40.19	61.64	83.62	5.28	9.89
RIVR	River Valley Bancorp	IN	472,554	28.18	7.48	28.89	64.68	72.16	8.99	8.84
STND	Standard Financial Corp.	PA	435,030	26.16	8.32	49.08	66.93	75.25	6.62	18.29
FCAP	First Capital, Inc.	IN	459,132	5.06	9.99	30.22	61.07	71.07	4.18	11.51
ALLB	Alliance Bancorp, Inc. of Pennsylvania	PA	460,915	33.45	1.63	27.48	60.50	62.14	4.58	17.36
NFSB	Newport Bancorp, Inc.	RI	449,413	10.73	4.96	54.58	79.00	83.96	20.10	11.83
JFBI	Jefferson Bancshares, Inc.	TN	519,615	28.48	10.99	20.67	61.04	72.02	8.82	10.29
IROQ	IF Bancorp, Inc.	IL	520,704	42.17	13.72	29.56	54.70	68.41	14.50	16.49

EXHIBIT 36

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS
Most Recent Quarter

General Parameters:
- Regions: Midwest, Southeast, Northeast
- Asset size: < $750 Million
- NASDAQ, AMEX or NYSE only
- IPO Date prior to 1/1/12

			Total Assets ($000)	Cash & Securities/ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	SUNNYSIDE FEDERAL SAVINGS AND LOAN ASSOCIATION	**NY**	**94,055**	**14.98**	**36.94**	**39.14**	**42.43**	**79.37**	**0.00**	**6.61**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< $750,000	< 35.00	< 40.00	< 65.00	40.00 - 85.00	60.00 - 90.00	< 20.00	6.50 - 18.50
CZWI	Citizens Community Bancorp, Inc.	WI	534,533	19.65	8.54	49.43	77.69	86.23	9.25	10.34
ESBK	Elmira Savings Bank, FSB	NY	536,936	22.70	9.65	45.91	70.31	79.96	5.21	12.46
NVSL	Naugatuck Valley Financial Corporation	CT	532,743	13.65	7.65	45.54	78.94	86.59	7.79	13.72
FCLF	First Clover Leaf Financial Corp.	IL	600,769	27.35	5.29	22.83	66.03	71.32	9.40	13.03
PEOP	Peoples Federal Bancshares, Inc.	MA	577,439	16.26	4.76	52.14	78.37	83.12	5.71	18.85
CBNK	Chicopee Bancorp, Inc.	MA	599,982	17.35	0.20	29.03	77.54	77.73	7.18	15.00
COBK	Colonial Financial Services, Inc.	NJ	624,216	46.40	13.98	28.40	47.77	61.75	0.00	11.00
CARV	Carver Bancorp, Inc.	NY	640,638	39.20	6.91	10.40	57.59	64.50	11.46	8.68
FSFG	First Savings Financial Group, Inc.	IN	652,634	32.60	12.41	31.90	60.25	72.66	11.13	12.79
HBNK	Hampden Bancorp, Inc.	MA	647,634	28.63	22.18	29.38	66.43	88.61	14.71	13.36
ONFC	Oneida Financial Corp.	NY	681,391	17.07	13.34	22.64	45.75	59.09	0.88	13.65
THRD	TF Financial Corporation	PA	713,859	19.25	6.25	54.38	73.88	80.14	8.50	11.62

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 37

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
- Regions: Midwest, Southeast, Northeast
- Asset size: < $750 Million
- NASDAQ, AMEX or NYSE only
- IPO Date prior to 1/1/12

				OPERATING PERFORMANCE					ASSET QUALITY		
			Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	SUNNYSIDE FEDERAL SAVINGS AND LOAN ASSOCIATION	**NY**	**94,055**	**(0.38)**	**(5.55)**	**2.43**	**2.69**	**0.26**	**0.00**	**0.00**	**0.33**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< $750,000	< 1.00	< 8.50	2.00-4.50	2.00-4.25	< 1.50	< 6.00	< 1.25	> 0.25
FFNM	First Federal of Northern Michigan Bancorp, Inc.	MI	214,448	0.23	2.06	3.92	3.93	1.01	4.67	0.60	0.82
CFBK	Central Federal Corporation	OH	209,405	(1.39)	(18.74)	2.27	3.23	0.12	5.44	0.73	2.50
MFLR	Mayflower Bancorp, Inc.	MA	255,094	0.48	5.41	3.22	2.88	0.66	0.24	0.15	0.47
WBKC	Wolverine Bancorp, Inc.	MI	284,479	0.15	0.76	3.69	2.81	0.98	3.56	0.30	2.34
AFCB	Athens Bancshares Corporation	TN	291,632	0.90	5.22	4.60	4.09	1.84	2.63	0.17	1.53
WVFC	WVS Financial Corp.	PA	254,804	0.54	4.93	1.95	1.33	0.21	0.57	0.09	0.13
JXSB	Jacksonville Bancorp, Inc.	IL	321,402	0.85	6.99	3.90	3.07	1.19	0.96	0.04	1.04
PBSK	Poage Bankshares, Inc.	KY	314,450	0.39	2.19	3.25	2.60	0.39	0.52	0.25	0.63
FFCO	FedFirst Financial Corporation	PA	318,760	0.89	5.04	4.04	3.55	1.28	1.16	0.05	0.91
LSBI	LSB Financial Corp.	IN	364,681	0.31	3.04	2.75	2.15	0.90	2.89	0.07	1.62
FABK	First Advantage Bancorp	TN	357,372	0.32	2.12	4.34	3.46	0.86	2.62	0.45	1.47
OBAF	OBA Financial Services, Inc.	MD	380,959	0.19	0.99	3.71	2.97	0.19	1.56	0.00	0.82
WAYN	Wayne Savings Bancshares, Inc.	OH	402,117	0.57	5.70	4.37	3.81	0.64	1.48	0.08	0.83
RIVR	River Valley Bancorp	IN	472,554	0.79	8.24	3.38	2.74	0.97	3.33	0.34	0.75
STND	Standard Financial Corp.	PA	435,030	0.65	3.63	3.09	2.28	0.57	1.01	0.09	0.95
FCAP	First Capital, Inc.	IN	459,132	0.88	7.60	5.28	3.09	1.01	1.78	0.06	1.03
ALLB	Alliance Bancorp, Inc. of Pennsylvania	PA	460,915	0.67	3.95	3.99	3.14	0.51	2.96	0.45	1.07
NFSB	Newport Bancorp, Inc.	RI	449,413	0.42	3.74	4.22	3.52	0.67	1.28	0.00	0.90

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
- Regions: Midwest, Southeast, Northeast
- Asset size: < $750 Million
- NASDAQ, AMEX or NYSE only
- IPO Date prior to 1/1/12

				OPERATING PERFORMANCE					ASSET QUALITY		
			Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	SUNNYSIDE FEDERAL SAVINGS AND LOAN ASSOCIATION	**NY**	**94,055**	**(0.38)**	**(5.55)**	**2.43**	**2.69**	**0.26**	**0.00**	**0.00**	**0.33**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< $750,000	< 1.00	< 8.50	2.00- 4.50	2.00- 4.25	< 1.50	< 6.00	< 1.25	> 0.25
JFBI	Jefferson Bancshares, Inc.	TN	519,615	0.24	2.41	4.74	2.94	0.39	4.56	1.35	1.10
IROQ	IF Bancorp, Inc.	IL	520,704	0.61	3.61	3.02	2.37	0.70	1.43	0.21	0.76
CZWI	Citizens Community Bancorp, Inc.	WI	534,533	0.24	2.34	3.87	3.24	0.56	2.75	0.16	1.09
ESBK	Elmira Savings Bank, FSB	NY	536,936	0.67	5.43	3.85	2.44	1.11	0.74	0.02	0.70
NVSL	Naugatuck Valley Financial Corporation	CT	532,743	(1.75)	(12.42)	3.71	3.83	0.84	4.56	0.18	2.72
FCLF	First Clover Leaf Financial Corp.	IL	600,769	0.89	6.29	4.21	2.82	0.67	3.02	1.08	0.99
PEOP	Peoples Federal Bancshares, Inc.	MA	577,439	0.27	1.34	3.30	2.56	0.34	0.77	0.00	0.69
CBNK	Chicopee Bancorp, Inc.	MA	599,982	0.52	3.41	4.23	3.85	0.64	0.81	0.10	0.73
COBK	Colonial Financial Services, Inc.	NJ	624,216	(0.21)	(1.90)	2.78	2.26	0.25	5.14	0.90	0.50
CARV	Carver Bancorp, Inc.	NY	640,638	(1.13)	(12.56)	3.01	4.56	1.10	6.82	0.47	2.26
FSFG	First Savings Financial Group, Inc.	IN	652,634	0.74	5.30	4.21	3.17	0.65	2.21	0.24	0.79
HBNK	Hampden Bancorp, Inc.	MA	647,634	0.56	3.75	3.44	2.89	0.62	2.38	0.24	0.79
ONFC	Oneida Financial Corp.	NY	681,391	1.07	8.06	4.22	6.90	4.86	0.41	0.00	0.41
THRD	TF Financial Corporation	PA	713,859	0.66	5.70	3.94	2.64	0.46	2.28	1.12	0.97

KELLER & COMPANY
Dublin, Ohio
614-766-1426

FINAL COMPARABLE GROUP

BALANCE SHEET RATIOS
Most Recent Quarter

			Total Assets ($000)	Cash & Securities/ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	SUNNYSIDE FEDERAL SAVINGS AND LOAN ASSOCIATION	**NY**	**94,055**	**14.98**	**36.94**	**39.14**	**42.43**	**79.37**	**0.00**	**6.61**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< $750,000	< 35.00	< 40.00	< 65.00	40.00 - 85.00	60.00 - 90.00	< 20.00	6.50 - 18.50
FFNM	First Federal of Northern Michigan Bancorp, Inc.	MI	214,448	12.24	13.81	34.25	64.83	78.64	13.78	11.26
MFLR	Mayflower Bancorp, Inc.	MA	255,094	20.33	18.39	39.09	55.71	74.10	0.39	8.86
FFCO	FedFirst Financial Corporation	PA	318,760	5.31	9.89	53.61	78.28	88.17	15.73	16.72
LSBI	LSB Financial Corp.	IN	364,681	14.77	1.97	32.68	77.23	79.21	4.11	10.57
WAYN	Wayne Savings Bancshares, Inc.	OH	402,117	10.93	21.98	40.19	61.64	83.62	7.04	9.89
RIVR	River Valley Bancorp	IN	472,554	20.70	7.48	28.89	64.68	72.16	8.99	8.84
STND	Standard Financial Corp.	PA	435,030	17.80	8.35	49.08	66.93	75.28	6.62	18.29
ALLB	Alliance Bancorp, Inc. of Pennsylvania	PA	460,915	31.81	1.63	27.48	60.50	62.14	4.58	17.36
HBNK	Hampden Bancorp, Inc.	MA	647,634	6.45	22.18	29.38	66.43	88.61	14.71	13.36
THRD	TF Financial Corporation	PA	713,859	13.00	6.25	54.38	73.88	80.14	8.50	11.62
		AVERAGE	428,509	15.33	11.19	38.90	67.01	78.21	8.44	12.68
		MEDIAN	418,574	13.88	9.12	36.67	65.63	78.92	7.77	11.44
		HIGH	713,859	31.81	22.18	54.38	78.28	88.61	15.73	18.29
		LOW	214,448	5.31	1.63	27.48	55.71	62.14	0.39	8.84

EXHIBIT 38

KELLER & COMPANY
Dublin, Ohio
614-766-1426

FINAL COMPARABLE GROUP

OPERATING PERFORMANCE AND ASSET QUALITY RATIOS
Most Recent Four Quarters

			Total Assets ($000)	OPERATING PERFORMANCE: Core ROAA (%)	Core ROAE (%)	Net Interest Margin (2) (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	ASSET QUALITY: NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	SUNNYSIDE FEDERAL SAVINGS AND LOAN ASSOCIATION	**NY**	**94,055**	**(0.38)**	**(5.55)**	**2.43**	**2.69**	**0.26**	**0.00**	**0.00**	**0.33**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< $750,000	< 1.00	< 8.50	2.00-4.50	2.00-4.25	< 1.50	< 6.00	< 1.25	> 0.25
FFNM	First Federal of Northern Michigan Bancorp, Inc.	MI	214,448	0.23	2.06	3.92	3.93	1.01	4.67	0.60	0.82
MFLR	Mayflower Bancorp, Inc.	MA	255,094	0.48	5.41	3.22	2.88	0.66	0.24	0.15	0.47
FFCO	FedFirst Financial Corporation	PA	318,760	0.89	5.04	4.04	3.55	1.28	1.16	0.05	0.91
LSBI	LSB Financial Corp.	IN	364,681	0.31	3.04	3.62	2.95	1.31	2.89	0.07	1.62
WAYN	Wayne Savings Bancshares, Inc.	OH	402,117	0.57	5.70	4.37	3.81	0.64	1.39	0.07	0.82
RIVR	River Valley Bancorp	IN	472,554	0.79	8.24	3.38	2.74	0.97	3.33	0.08	0.75
STND	Standard Financial Corp.	PA	435,030	0.65	3.63	3.09	2.28	0.57	1.01	0.34	0.95
ALLB	Alliance Bancorp, Inc. of Pennsylvania	PA	460,915	0.67	3.95	3.99	3.14	0.51	2.96	0.09	1.07
HBNK	Hampden Bancorp, Inc.	MA	647,634	0.56	3.75	3.44	2.89	0.62	2.38	0.45	0.79
THRD	TF Financial Corporation	PA	713,859	0.66	5.70	3.94	2.64	0.46	2.28	0.24	0.97
		AVERAGE	428,509	0.58	4.65	3.70	3.08	0.80	2.23	0.32	0.92
		MEDIAN	418,574	0.61	4.50	3.77	2.92	0.65	2.33	0.20	0.87
		HIGH	713,859	0.89	8.24	4.37	3.93	1.31	4.67	1.12	1.62
		LOW	214,448	0.23	2.06	3.09	2.28	0.46	0.24	0.05	0.47

EXHIBIT 39

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP CHARACTERISTICS AND BALANCE SHEET TOTALS

				Number of Offices	Exchange	Most Recent Quarter					
						Total Assets ($000)	Int. Earning Assets ($000)	Total Net Loans ($000)	Goodwill and Intang. ($000)	Total Deposits ($000)	Total Equity ($000)
SUBJECT											
	SUNNYSIDE FEDERAL SAVINGS AND LOAN ASSOCIATION	**Irvington**	**NY**	**1**		**94,055**	**89,259**	**39,905**	**0**	**86,186**	**6,214**
COMPARABLE GROUP											
ALLB	Alliance Bancorp, Inc. of Pennsylvania	Broomall	PA	9	NASDAQ	460,915	433,030	278,876	0	371,037	80,002
FFCO	FedFirst Financial Corporation	Monessen	PA	8	NASDAQ	318,760	297,986	249,530	1,181	214,057	53,294
FFNM	First Federal of Northern Michigan Bancorp, In	Alpena	MI	8	NASDAQ	214,448	194,283	139,028	1,174	159,546	24,153
HBNK	Hampden Bancorp, Inc.	Springfield	MA	10	NASDAQ	647,634	601,715	430,253	0	459,140	86,496
LSBI	LSB Financial Corp.	Lafayette	IN	5	NASDAQ	364,681	343,537	281,655	983	309,791	38,556
MFLR	Mayflower Bancorp, Inc.	Middleboro	MA	8	NASDAQ	255,094	238,225	142,108	554	229,464	22,600
RIVR	River Valley Bancorp	Madison	IN	12	NASDAQ	472,554	439,610	305,656	1,447	385,468	41,766
STND	Standard Financial Corp.	Monroeville	PA	10	NASDAQ	435,030	406,997	291,157	9,342	323,998	79,547
THRD	TF Financial Corporation	Newtown	PA	13	NASDAQ	713,859	665,037	527,426	5,280	565,219	82,945
WAYN	Wayne Savings Bancshares, Inc.	Wooster	OH	13	NASDAQ	402,117	383,495	247,849	2,092	327,737	39,785
	Average			9.6		428,509	400,392	289,354	2,205	334,546	54,914
	Median			9.5		418,574	395,246	280,266	1,178	325,868	47,530
	High			13.0		713,859	665,037	527,426	9,342	565,219	86,496
	Low			5.0		214,448	194,283	139,028	0	159,546	22,600

BALANCE SHEET

ASSET COMPOSITION - MOST RECENT QUARTER

			As a Percent of Total Assets									
		Total Assets ($000)	Cash & Invest. (%)	MBS (%)	Net Loans (%)	Loan Loss Reserves (%)	Repo-sessed Assets (%)	Goodwill & Intang. (%)	Non-Perf. Assets (%)	Interest Earning Assets (%)	Interest Bearing Liabilities (%)	Capitalized Loan Servicing (%)
SUBJECT												
	SUNNYSIDE FEDERAL SAVINGS AND LOAN ASSOCIATION	**94,055**	**14.98**	**36.94**	**42.43**	**0.33**	**0.00**	**0.00**	**0.00**	**94.90**	**91.63**	**0.00**
COMPARABLE GROUP												
FFNM	First Federal of Northern Michigan Bancorp	214,448	12.24	13.81	64.83	0.82	0.60	0.55	4.67	89.78	77.97	0.47
MFLR	Mayflower Bancorp, Inc.	255,094	20.33	18.39	55.71	0.47	0.15	0.22	0.24	93.39	83.24	0.22
FFCO	FedFirst Financial Corporation	318,760	5.31	9.89	78.28	0.91	0.05	0.37	1.16	93.48	67.15	0.00
LSBI	LSB Financial Corp.	364,681	14.77	1.97	77.23	1.62	0.07	0.27	2.89	92.58	80.62	0.27
WAYN	Wayne Savings Bancshares, Inc.	402,117	10.93	21.98	61.64	0.82	0.08	0.52	1.39	95.37	81.19	0.06
RIVR	River Valley Bancorp	472,554	20.70	7.48	64.68	0.75	0.34	0.31	3.33	92.27	81.71	0.14
STND	Standard Financial Corp.	435,030	17.80	8.35	66.93	0.95	0.09	2.15	1.01	93.56	81.10	0.00
ALLB	Alliance Bancorp, Inc. of Pennsylvania	460,915	31.81	1.63	60.50	1.07	0.45	0.00	2.96	93.95	81.70	0.00
HBNK	Hampden Bancorp, Inc.	647,634	6.45	22.18	66.43	0.79	0.24	0.00	2.38	92.91	75.28	0.07
THRD	TF Financial Corporation	713,859	13.00	6.25	73.88	0.97	1.12	0.74	2.28	92.19	86.28	0.13
	Average	428,509	15.33	11.19	67.01	0.92	0.32	0.51	2.23	92.95	79.62	0.14
	Median	418,574	13.88	9.12	65.63	0.87	0.20	0.34	2.33	93.15	81.15	0.10
	High	713,859	31.81	22.18	78.28	1.62	1.12	2.15	4.67	95.37	86.28	0.47
	Low	214,448	5.31	1.63	55.71	0.47	0.05	0.00	0.24	89.78	67.15	0.00
ALL THRIFTS (183)												
	Average	1,920,591	14.79	10.00	66.95	1.06	0.62	0.57	3.09	90.69	78.25	0.15
NORTHEAST THRIFTS (54)												
	Average	3,886,704	13.14	11.71	67.99	0.79	0.20	1.07	1.83	92.14	77.05	0.05
NEW YORK THRIFTS (11)												
	Average	7,215,289	13.61	10.90	67.11	0.82	0.17	1.77	2.23	89.98	76.94	0.07

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 42

BALANCE SHEET COMPARISON

LIABILITIES AND EQUITY - MOST RECENT QUARTER

		Total Liabilities ($000)	Total Equity ($000)	As a Percent of Assets: Total Deposits (%)	Total Borrowings (%)	Other Liabilities (%)	Preferred Equity (%)	Common Equity (%)	Acc. Other Compr. Gain (Loss) (%)	Retained Earnings (%)	Total Equity (%)	Tier 1 Capital (%)	Reg. Risk-Based Capital (%)
SUBJECT													
	SUNNYSIDE FEDERAL SAVINGS AND LOAN ASSOCIATIOI	**87,841**	**6,214**	**93.39**	**0.00**	**1.76**	**0.00**	**6.61**	**(0.52)**	**7.13**	**6.61**	**7.02**	**20.30**
COMPARABLE GROUP													
FFNM	First Federal of Northern Michigan Ba	190,294	24,153	74.40	13.78	0.56	0.00	11.26	0.35	1.97	11.26	10.27	17.54
MFLR	Mayflower Bancorp, Inc.	232,494	22,600	89.95	0.39	0.53	0.00	8.86	0.27	6.06	8.86	8.70	17.58
FFCO	FedFirst Financial Corporation	273,060	53,294	67.15	15.73	0.75	0.00	16.72	(0.12)	5.83	16.72	13.39	23.81
LSBI	LSB Financial Corp.	326,125	38,556	84.95	4.11	0.37	0.00	10.57	0.09	8.21	10.57	10.55	16.00
WAYN	Wayne Savings Bancshares, Inc.	362,332	39,785	81.50	7.04	1.57	0.00	9.89	0.33	4.37	9.89	8.60	15.96
RIVR	River Valley Bancorp	430,789	41,766	81.57	8.99	0.60	0.00	8.84	0.40	5.18	8.84	9.32	13.70
STND	Standard Financial Corp.	355,483	79,547	74.48	6.62	0.48	0.00	18.29	0.44	11.37	18.29	13.31	20.30
ALLB	Alliance Bancorp, Inc. of Pennsylvani	398,451	80,002	80.50	4.58	1.36	0.00	17.36	0.07	7.77	17.36	12.37	24.69
HBNK	Hampden Bancorp, Inc.	561,138	86,496	70.89	14.71	0.88	0.00	13.36	0.31	5.18	13.36	13.00	20.50
THRD	TF Financial Corporation	630,914	82,945	79.18	8.50	0.71	0.00	11.62	NA	11.06	11.62	12.19	N/A
	Average	376,108	54,914	78.46	8.44	0.78	0.00	12.68	0.24	6.70	12.68	11.17	18.90
	Median	358,908	47,530	79.84	7.77	0.65	0.00	11.44	0.31	5.95	11.44	11.37	17.58
	High	630,914	86,496	89.95	15.73	1.57	0.00	18.29	0.44	11.37	18.29	13.39	24.69
	Low	190,294	22,600	67.15	0.39	0.37	0.00	8.84	(0.12)	1.97	8.84	8.60	13.70
ALL THRIFTS (183)													
	Average	1,675,495	229,591	77.03	9.18	0.98	0.28	11.69	0.13	5.71	12.23	11.46	19.27
NORTHEAST THRIFTS (54)													
	Average	3,397,885	489,617	73.59	11.28	0.91	0.25	12.31	0.06	5.37	12.54	11.81	18.58
NEW YORK THRIFTS (11)													
	Average	6,407,759	807,586	74.28	12.57	0.95	1.04	9.28	(0.01)	3.34	10.33	9.52	15.84

KELLER & COMPANY
Dublin, Ohio
614-766-1426

INCOME AND EXPENSE COMPARISON

TRAILING FOUR QUARTERS
($000)

	Interest Income	Interest Expense	Net Interest Income	Provision for Loss	Gain (Loss) on Sale	Total Non-Int. Income	Total Non-Int. Expense	Net Income Before Taxes	Income Taxes	Net Income	Core Income
SUBJECT											
SUNNYSIDE FEDERAL SAVINGS AND LOAN ASSOCIATION	**2,776**	**679**	**2,098**	**0**	**48**	**234**	**2,463**	**(131)**	**189**	**(320)**	**(352)**
COMPARABLE GROUP											
FFNM First Federal of Northern Michigan Bancorp, Inc.	9,389	1,667	7,722	1,367	47	2,198	8,536	64	(776)	840	809
MFLR Mayflower Bancorp, Inc.	8,488	1,000	7,488	71	308	1,656	7,239	2,142	747	1,395	1,195
FFCO FedFirst Financial Corporation	13,949	3,725	10,224	310	0	3,472	9,622	3,764	1,328	2,404	2,404
LSBI LSB Financial Corp.	15,659	3,231	12,428	2,100	0	4,723	10,656	4,395	1,615	2,780	2,780
WAYN Wayne Savings Bancshares, Inc.	15,303	2,798	12,505	773	0	1,938	11,570	2,100	378	1,722	1,722
RIVR River Valley Bancorp	17,958	4,747	13,211	1,382	997	4,061	11,471	5,416	1,128	4,288	3,640
STND Standard Financial Corp.	16,941	4,254	12,687	1,125	3	2,492	10,049	4,008	1,129	2,879	2,877
ALLB Alliance Bancorp, Inc. of Pennsylvania	17,409	3,210	14,199	1,025	0	1,937	11,910	3,201	659	2,542	2,542
HBNK Hampden Bancorp, Inc.	24,809	5,611	19,198	250	18	3,695	17,235	5,408	2,090	3,318	3,306
THRD TF Financial Corporation	29,533	4,926	24,607	2,400	85	3,205	18,387	7,110	1,727	5,383	5,328
Average	16,944	3,517	13,427	1,080	146	2,938	11,668	3,761	1,003	2,755	2,660
Median	16,300	3,478	12,596	1,075	11	2,849	11,064	3,886	1,129	2,661	2,661
High	29,533	5,611	24,607	2,400	997	4,723	18,387	7,110	2,090	5,383	5,328
Low	8,488	1,000	7,488	71	0	1,656	7,239	64	(776)	840	809
ALL THRIFTS (183)											
Average	74,339	21,561	52,778	7,161	1,243	23,083	48,996	19,381	6,724	12,636	12,592
NORTHEAST THRIFTS (54)											
Average	150,281	46,343	103,938	8,413	906	21,188	72,126	44,605	15,716	28,858	28,513
NEW YORK THRIFTS (11)											
Average	287,267	99,140	188,126	14,418	2,233	43,308	119,730	98,281	35,548	62,840	61,514

EXHIBIT 43

KELLER & COMPANY
Dublin, Ohio
614-766-1426

INCOME AND EXPENSE COMPARISON

AS A PERCENTAGE OF AVERAGE ASSETS

		Interest Income	Interest Expense	Net Interest Income	Provision for Loss	Gain (Loss) on Sale	Total Non-Int. Income	Total Non-Int. Expense	Net Income Before Taxes	Income Taxes	Net Income	Core Income
SUBJECT												
	SUNNYSIDE FEDERAL SAVINGS AND LOAN ASSOCIATION	**3.03**	**0.74**	**2.29**	**0.00**	**0.05**	**0.26**	**2.69**	**(0.14)**	**0.21**	**(0.35)**	**(0.38)**
COMPARABLE GROUP												
FFNM	First Federal of Northern Michigan Bancorp, Inc.	4.32	0.77	3.56	0.63	0.02	1.01	3.93	0.03	(0.36)	0.39	0.37
MFLR	Mayflower Bancorp, Inc.	3.38	0.40	2.98	0.03	0.12	0.66	2.88	0.85	0.30	0.56	0.48
FFCO	FedFirst Financial Corporation	5.15	1.38	3.78	0.11	0.00	1.28	3.55	1.39	0.49	0.89	0.89
LSBI	LSB Financial Corp.	4.33	0.89	3.44	0.58	0.00	1.31	2.95	1.22	0.45	0.77	0.77
WAYN	Wayne Savings Bancshares, Inc.	5.04	0.92	4.12	0.25	0.00	0.64	3.81	0.69	0.12	0.57	0.57
RIVR	River Valley Bancorp	4.28	1.13	3.15	0.33	0.24	0.97	2.74	1.29	0.27	1.02	0.87
STND	Standard Financial Corp.	3.85	0.97	2.88	0.26	0.00	0.57	2.28	0.91	0.26	0.65	0.65
ALLB	Alliance Bancorp, Inc. of Pennsylvania	4.59	0.85	3.74	0.27	0.00	0.51	3.14	0.84	0.17	0.67	0.67
HBNK	Hampden Bancorp, Inc.	4.16	0.94	3.22	0.04	0.00	0.62	2.89	0.91	0.35	0.56	0.55
THRD	TF Financial Corporation	4.24	0.71	3.53	0.34	0.01	0.46	2.64	1.02	0.25	0.77	0.76
	Average	4.33	0.89	3.44	0.28	0.04	0.80	3.08	0.92	0.23	0.68	0.66
	Median	4.30	0.91	3.48	0.26	0.00	0.65	2.92	0.91	0.26	0.66	0.66
	High	5.15	1.38	4.12	0.63	0.24	1.31	3.93	1.39	0.49	1.02	0.89
	Low	3.38	0.40	2.88	0.03	0.00	0.46	2.28	0.03	(0.36)	0.39	0.37
ALL THRIFTS (183)												
	Average	4.41	0.98	3.43	0.40	0.08	1.03	3.28	1.13	0.39	0.74	0.74
NORTHEAST THRIFTS (54)												
	Average	4.45	1.08	3.37	0.30	0.07	0.72	2.94	1.21	0.43	0.78	0.77
NEW YORK THRIFTS (11)												
	Average	4.43	1.21	3.21	0.31	0.10	0.97	2.99	1.45	0.52	0.92	0.91

KELLER & COMPANY
Dublin, Ohio
614-766-1426

YIELDS, COSTS AND EARNINGS RATIOS
TRAILING FOUR QUARTERS

		Yield on Int. Earning Assets (%)	Cost of Int. Bearing Liabilities (%)	Net Interest Spread (%)	Net Interest Margin * (%)	ROAA (%)	ROAE (%)	Core ROAA (%)	Core ROAE (%)
SUBJECT									
	SUNNYSIDE FEDERAL SAVINGS AND LOAN ASSOCIATION	**3.22**	**0.81**	**2.40**	**2.43**	**(0.35)**	**(5.04)**	**(0.38)**	**(5.55)**
COMPARABLE GROUP									
FFNM	First Federal of Northern Michigan Bancorp	4.72	0.96	3.75	3.92	0.39	3.48	0.23	2.06
MFLR	Mayflower Bancorp, Inc.	3.65	0.44	3.21	3.22	0.56	6.32	0.48	5.41
FFCO	FedFirst Financial Corporation	5.52	1.86	3.66	4.04	0.89	5.04	0.89	5.04
LSBI	LSB Financial Corp.	4.57	1.09	3.47	3.62	0.77	7.47	0.34	3.29
WAYN	Wayne Savings Bancshares, Inc.	5.35	1.03	4.32	4.37	0.57	5.70	0.57	5.70
RIVR	River Valley Bancorp	4.60	1.41	3.19	3.38	1.02	10.65	0.79	8.24
STND	Standard Financial Corp.	4.12	1.19	2.93	3.09	0.65	3.64	0.65	3.63
ALLB	Alliance Bancorp, Inc. of Pennsylvania	4.89	1.08	3.81	3.99	0.67	3.95	0.67	3.95
HBNK	Hampden Bancorp, Inc.	4.44	1.27	3.17	3.44	0.56	3.75	0.56	3.75
THRD	TF Financial Corporation	4.57	0.82	3.75	3.94	0.77	6.70	0.66	5.70
	Average	4.64	1.12	3.53	3.70	0.69	5.67	0.58	4.68
	Median	4.58	1.09	3.57	3.77	0.66	5.37	0.61	4.50
	High	5.52	1.86	4.32	4.37	1.02	10.65	0.89	8.24
	Low	3.65	0.44	2.93	3.09	0.39	3.48	0.23	2.06
ALL THRIFTS (183)									
	Average	4.56	1.50	3.06	3.24	0.70	5.94	0.70	5.92
NORTHEAST THRIFTS (54)									
	Average	4.48	1.55	2.93	3.10	0.78	6.18	0.77	6.10
NEW YORK THRIFTS (11)									
	Average	4.77	1.76	3.01	3.12	0.92	8.25	0.91	8.08

* Based on average interest-earning assets.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

RESERVES AND SUPPLEMENTAL DATA

EXHIBIT 46

	RESERVES AND SUPPLEMENTAL DATA				
	Reserves/ Gross Loans (%)	Reserves/ Non-Perf. Assets (%)	Net Chargeoffs/ Average Loans (%)	Provisions/ Net Chargeoffs (%)	Effective Tax Rate (%)
SUBJECT					
SUNNYSIDE FEDERAL SAVINGS AND LOAN ASSOCIATION	**0.78**	**NM**	**0.00**	**0.00**	**NM**
COMPARABLE GROUP					
FFNM First Federal of Northern Michigan Bancorp, Inc.	1.24	17.47	0.80	120.44	N/M
MFLR Mayflower Bancorp, Inc.	0.84	193.89	0.06	88.75	34.87
FFCO FedFirst Financial Corporation	1.14	77.85	0.27	59.39	35.28
LSBI LSB Financial Corp.	2.05	55.97	0.52	137.17	36.75
WAYN Wayne Savings Bancshares, Inc.	1.31	58.93	0.74	59.51	18.00
RIVR River Valley Bancorp	1.15	22.65	0.69	75.89	20.83
STND Standard Financial Corp.	1.41	94.55	0.44	86.07	28.17
ALLB Alliance Bancorp, Inc. of Pennsylvania	1.73	36.11	0.04	976.19	20.59
HBNK Hampden Bancorp, Inc.	1.19	33.23	0.17	36.13	38.65
THRD TF Financial Corporation	1.30	42.56	0.39	117.36	24.29
Average	1.34	63.32	0.41	175.69	28.60
Median	1.27	49.27	0.42	87.41	28.17
High	2.05	193.89	0.80	976.19	38.65
Low	0.84	17.47	0.04	36.13	18.00
ALL THRIFTS (183)					
Average	1.63	66.22	0.81	126.79	26.72
NORTHEAST THRIFTS (54)					
Average	1.16	56.44	0.39	-3.83	31.14
NEW YORK THRIFTS (11)					
Average	1.28	47.58	0.57	274.51	22.61

EXHIBIT 47

KELLER & COMPANY
Columbus, Ohio
614-766-1426

VALUATION ANALYSIS AND CALCULATION - FULL CONVERSION

Sunnyside Federal Savings and Loan Association

Pricing ratios and parameters:

Pro Forma	Symbol	Midpoint Ratios	Comparable Group Average	Comparable Group Median	All Thrifts Average	All Thrifts Median
Price to earnings	P/E	NM	16.41	15.74	16.76	13.65
Price to core earnings	P/CE	NM	16.85	16.78	16.37	13.83
Price to book value	P/B	55.26%	77.99%	78.48%	77.86%	76.25%
Price to tangible book value	P/TB	55.26%	80.91%	82.08%	82.93%	79.83%
Price to assets	P/A	6.08%	9.94%	8.96%	9.43%	9.04%

Pre conversion earnings	(Y)	$	(320,000)	For the twelve months ended December 31, 2012
Pre conversion core earnings	(CY)	$	(352,000)	For the twelve months ended December 31, 2012
Pre conversion book value	(B)	$	6,214,000	At December 31, 2012
Pre conversion tang. book value	(TB)	$	6,214,000	At December 31, 2012
Pre conversion assets	(A)	$	94,225,000	At December 31, 2012

Conversion expense	(X)	12.60%	Percent sold	(PCT)	100.00%
ESOP stock purchase	(E)	7.00%	Option % granted	(OP)	10.00%
ESOP cost of borrowings, net	(S)	0.00%	Est. option value	(OV)	27.80%
ESOP term (yrs.)	(T)	25	Option maturity	(OM)	10
RRP amount	(M)	3.00%	Option % taxable	(OT)	25.00%
RRP term (yrs.)	(N)	5	Price per share	(P)	$ 10.00
Tax rate	(TAX)	40.00%			
Investment rate of return, pretax		0.75%			
Investment rate of return, net	(RR)	0.45%			

Formulae to indicate value after conversion:

1. P/CE method: Value = P/CE*CY / ((1-P/CE*(PCT)*((1-X-E-M)*(RR*(1-TAX))-((1-TAX)*E/T)-((1-TAX)*M/N)-((1-TAX)*OT)*(OP*OV)/OM))) = $ 6,000,000

2. P/B method: Value = P/B*(B) / (1-PB*(PCT)*(1-X-E-M)) = $ 6,000,000

3. P/A method: Value = P/A*(A) / (1-PA*(PCT)*(1-X-E-M)) = $ 6,000,000

VALUATION CORRELATION AND CONCLUSIONS:

	Public Shares Sold	Gross Proceeds of Public Offering	Price per Share	Total Shares Issued	TOTAL VALUE
Midpoint	**600,000**	**$6,000,000**	**10.00**	**600,000**	**$6,000,000**
Minimum	510,000	$5,100,000	10.00	510,000	$5,100,000
Maximum	690,000	$6,900,000	10.00	690,000	$6,900,000
Maximum, as adjusted	793,500	$7,935,000	10.00	793,500	$7,935,000

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP MARKET, PRICING AND FINANCIAL RATIOS
STOCK PRICES AS OF MARCH 5, 2013
FINANCIAL DATA/ALL RATIOS MOST RECENT FOUR QUARTERS

	Market Data				Pricing Ratios					Dividends			Financial Ratios		
	Market Value ($M)	Price/ Share ($)	12 Mo. EPS ($)	Bk. Value /Share ($)	Price/ Earnings (X)	Price/ Book Value (%)	Price/ Assets (%)	Price/ Tang. Bk. Val. (%)	Price/ Core Earnings (%)	12 Mo. Div./ Share ($)	Dividend Yield (%)	Payout Ratio (%)	Equity/ Assets (%)	Core ROAA (%)	Core ROAE (%)
SUNNYSIDE FEDERAL SAVINGS AND LOAN ASSOCIATION															
Appraised value - midpoint	**6,000**	**10.00**	**(0.70)**	**18.10**	**NM**	**55.26**	**6.08**	**55.26**	**NM**	**0.00**	**0.00**	**0.00**	11.00	(0.40)	(3.62)
Minimum	5,100	10.00	(0.81)	19.70	NM	50.76	5.21	50.76	NM	0.00	0.00	0.00	10.26	(0.40)	(3.85)
Maximum	6,900	10.00	(0.62)	16.91	NM	59.14	6.93	59.14	NM	0.00	0.00	0.00	11.73	(0.40)	(3.41)
Maximum, as adjusted	7,935	10.00	(0.55)	15.88	NM	62.98	7.90	62.98	NM	0.00	0.00	0.00	12.54	(0.40)	(3.21)
ALL THRIFTS (183)															
Average	211,020	14.24	0.81	18.96	16.76	77.86	9.43	82.93	16.37	0.10	0.79	14.53	12.50	0.72	6.04
Median	44,091	13.00	0.65	15.29	13.65	76.25	9.04	79.83	13.83	0.00	0.00	0.00	11.60	0.51	3.98
NEW YORK THRIFTS (11)															
Average	792,094	11.42	0.91	11.12	10.24	102.04	9.04	125.74	10.10	0.14	1.17	21.82	10.33	0.91	8.08
Median	412,887	9.91	0.69	11.89	13.21	101.68	10.59	128.26	13.64	0.00	0.00	0.00	9.94	0.67	5.43
COMPARABLE GROUP (10)															
Average	44,118	15.70	1.10	18.88	16.41	77.99	9.94	80.91	16.85	0.23	1.42	22.09	12.68	0.58	4.68
Median	35,967	16.55	0.80	18.18	15.74	78.48	8.96	82.08	16.78	0.18	0.93	22.33	11.44	0.61	4.50
COMPARABLE GROUP															
ALLB Alliance Bancorp, Inc. of Pennsylva	66,065	13.13	0.49	15.38	25.99	82.57	14.33	82.57	25.99	0.20	1.52	40.95	17.36	0.67	3.95
FFCO FedFirst Financial Corporation	41,281	17.21	0.95	20.98	17.17	77.45	12.95	79.06	17.17	0.14	0.79	14.43	16.72	0.89	5.04
FFNM First Federal of Northern Michigan	13,267	4.70	0.29	8.37	15.79	54.92	6.18	57.33	16.39	0.00	0.00	0.00	11.26	0.23	2.06
HBNK Hampden Bancorp, Inc.	87,041	15.89	0.60	14.92	25.02	100.63	13.43	101.14	25.02	0.16	0.99	26.13	13.36	0.56	3.75
LSBI LSB Financial Corp.	30,653	20.98	1.79	24.78	11.03	79.50	8.40	81.58	11.03	0.10	0.47	5.58	10.57	0.34	3.29
MFLR Mayflower Bancorp, Inc.	21,552	10.75	0.68	10.98	15.40	95.36	8.44	97.75	17.98	0.24	2.24	35.36	8.86	0.48	5.41
RIVR River Valley Bancorp	26,914	20.00	2.81	27.39	6.28	64.43	5.69	65.62	7.39	0.83	4.17	29.66	8.84	0.79	8.24
STND Standard Financial Corp.	59,383	19.47	0.91	23.34	19.14	74.65	13.65	84.46	19.16	0.17	0.87	18.54	18.29	0.65	3.63
THRD TF Financial Corporation	67,604	24.95	1.90	29.24	12.56	81.50	9.47	87.04	12.69	0.19	0.76	10.01	11.62	0.66	5.70
WAYN Wayne Savings Bancshares, Inc.	27,422	9.88	0.59	13.43	15.69	68.92	6.81	72.50	15.69	0.24	2.40	40.24	9.89	0.57	5.70

EXHIBIT 49

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Sunnyside Federal Savings and Loan Association
At the MINIMUM

1. Gross Offering Proceeds

Offering proceeds [1]	$	5,100,000
Less: Estimated offering expenses		756,280
Net offering proceeds	$	4,343,720

2. Generation of Additional Income

Net offering proceeds	$	4,343,720
Less: Stock-based benefit plans [2]		510,000
Net offering proceeds invested	$	3,833,720
Investment rate, after taxes		0.45%
Earnings increase - return on proceeds invested	$	17,298
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		8,568
Less: Stock-based incentive plan expense, net of taxes		18,360
Less: Option expense, net of applicable taxes		25,520
Net earnings increase (decrease)	$	(35,151)

3. Comparative Pro Forma Earnings

		Net		Core
Before conversion - 12 months ended 12/31/12	$	(320,000)	$	(352,000)
Net earnings increase		(35,151)		(35,151)
After conversion	$	(355,151)	$	(387,151)

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 12/31/12	$	6,214,000	$	6,214,000
Net cash conversion proceeds		3,833,720		3,833,720
After conversion	$	10,047,720	$	10,047,720

5. Comparative Pro Forma Assets

Before conversion - 12/31/12	$	94,055,000
Net cash conversion proceeds		3,833,720
After conversion	$	97,888,720

(1) Represents gross proceeds of public offering.
(2) Represents stock-based incentive plans.
(3) RRP is omitted from net worth.

EXHIBIT 50

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Sunnyside Federal Savings and Loan Association
At the MIDPOINT

1. Gross Offering Proceeds

Offering proceeds [1]	$	6,000,000
Less: Estimated offering expenses		756,280
Net offering proceeds	$	5,243,720

2. Generation of Additional Income

Net offering proceeds	$	5,243,720
Less: Stock-based benefit plans [2]		600,000
Net offering proceeds invested	$	4,643,720
Investment rate, after taxes		0.45%
Earnings increase - return on proceeds invested	$	20,952
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		10,080
Less: Stock-based incentive plan expense, net of taxes		21,600
Less: Option expense, net of applicable taxes		30,024
Net earnings increase (decrease)	$	(40,752)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 12/31/12	$	(320,000)	$	(352,000)
Net earnings increase		(40,752)		(40,752)
After conversion	$	(360,752)	$	(392,752)

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 12/31/12	$	6,214,000	$	6,214,000
Net cash conversion proceeds		4,643,720		4,643,720
After conversion	$	10,857,720	$	10,857,720

5. Comparative Pro Forma Assets

Before conversion - 12/31/12	$	94,055,000
Net cash conversion proceeds		4,643,720
After conversion	$	98,698,720

(1) Represents gross proceeds of public offering.
(2) Represents stock-based incentive plans.
(3) RRP is omitted from net worth.

EXHIBIT 51

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Sunnyside Federal Savings and Loan Association
At the MAXIMUM

1. Gross Offering Proceeds		
Offering proceeds [1]	$	6,900,000
Less: Estimated offering expenses		756,280
Net offering proceeds	$	6,143,720
2. Generation of Additional Income		
Net offering proceeds	$	6,143,720
Less: Stock-based benefit plans [2]		690,000
Net offering proceeds invested	$	5,453,720
Investment rate, after taxes		0.45%
Earnings increase - return on proceeds invested	$	24,607
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		11,592
Less: Stock-based incentive plan expense, net of taxes		24,840
Less: Option expense, net of applicable taxes		34,528
Net earnings increase (decrease)	$	(46,352)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 12/31/12	$	(320,000)	$	(352,000)
Net earnings increase		(46,352)		(46,352)
After conversion	$	(366,352)	$	(398,352)

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 12/31/12	$	6,214,000	$	6,214,000
Net cash conversion proceeds		5,453,720		5,453,720
After conversion	$	11,667,720	$	11,667,720

5. Comparative Pro Forma Assets

Before conversion - 12/31/12	$	94,055,000
Net cash conversion proceeds		5,453,720
After conversion	$	99,508,720

(1) Represents gross proceeds of public offering.
(2) Represents stock-based incentive plans.
(3) RRP is omitted from net worth.

EXHIBIT 52

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Sunnyside Federal Savings and Loan Association
At the Maximum, as adjusted

1. Gross Offering Proceeds

Offering proceeds [1]	$	7,935,000
Less: Estimated offering expenses		756,280
Net offering proceeds	$	7,178,720

2. Generation of Additional Income

Net offering proceeds	$	7,178,720
Less: Stock-based benefit plans [2]		793,500
Net offering proceeds invested	$	6,385,220
Investment rate, after taxes		0.45%
Earnings increase - return on proceeds invested	$	28,810
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		13,331
Less: Stock-based incentive plan expense, net of taxes		28,566
Less: Option expense, net of applicable taxes		39,707
Net earnings increase (decrease)	$	(52,793)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 12/31/12	$	(320,000)	$	(352,000)
Net earnings increase		(52,793)		(52,793)
After conversion	$	(372,793)	$	(404,793)

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 12/31/12	$	6,214,000	$	6,214,000
Net cash conversion proceeds		6,385,220		6,385,220
After conversion	$	12,599,220	$	12,599,220

5. Comparative Pro Forma Assets

Before conversion - 12/31/12	$	94,055,000
Net cash conversion proceeds		6,385,220
After conversion	$	100,440,220

(1) Represents gross proceeds of public offering.
(2) Represents stock-based incentive plans.
(3) RRP is omitted from net worth.

ALPHABETICAL

EXHIBITS

EXHIBIT A

KELLER & COMPANY, INC.

Financial Institution Consultants

555 Metro Place North
Dublin, Ohio 43017

614-766-1426
(fax) 614-766-1459

PROFILE OF THE FIRM

KELLER & COMPANY, INC. is a national consulting firm to financial institutions, serving clients throughout the United States from its office in Dublin, Ohio. Since our inception in 1985, we have provided a wide range of consulting services to over 250 financial institutions including banks, thrifts, mortgage companies, insurance companies and holding companies from Oregon to Maine.

Services offered by Keller & Company include the preparation of stock and ESOP valuations, fairness opinions, business and strategic plans, capital plans, financial models and projections, market studies, de novo charter and deposit insurance applications, incentive compensation plans, compliance policies, lending, underwriting and investment criteria, and responses to regulatory comments. Keller & Company also serves as advisor in merger/acquisition, deregistration, going private, secondary offering and branch purchase/sale transactions. Keller & Company is additionally active in loan review, director and management review, product analysis and development, performance analysis, compensation review, policy development, charter conversion, data processing, information technology systems, and conference planning and facilitation.

Keller & Company is one of the leading thrift conversion appraisal firms in the United States. We have on-line access to current and historical financial, organizational and demographic data for every financial institution and financial institution holding company in the United States and daily pricing data and ratios for all publicly traded financial institutions.

Keller & Company is an approved appraiser for filing with the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency and numerous state government agencies, and is also approved by the Internal Revenue Service as an expert in financial institution stock valuations. We are an affiliate member of numerous trade organizations including the American Bankers Association and America's Community Bankers.

Each of the firm's senior consultants has over thirty years of front line experience and accomplishment in various areas of the financial institution, regulatory and real estate sectors, offering clients distinct and diverse areas of expertise. It is the goal of Keller & Company to provide specific and ongoing relationship-based services that are pertinent, focused and responsive to the needs of the individual client institution within the changing industry environment, and to offer those services at reasonable fees on a timely basis. In recent years, Keller & Company has become one of the leading and most recognized financial institution consulting firms in the nation.

CONSULTANTS IN THE FIRM

MICHAEL R. KELLER has over thirty years experience as a consultant to the financial institution industry. Immediately following his graduation from college, Mr. Keller took a position as an examiner of financial institutions in northeastern Ohio with a focus on Cleveland area institutions. After working two years as an examiner, Mr. Keller entered Ohio State University full time to obtain his M.B.A. in Finance.

Mr. Keller then worked as an associate for a management consulting firm specializing in services to financial institutions immediately after receiving his M.B.A. During his eight years with the firm, he specialized in mergers and acquisitions, branch acquisitions and sales, branch feasibility studies, stock valuations, charter applications, and site selection analyses. By the time of his departure, he had attained the position of vice president, with experience in almost all facets of banking operations.

Prior to forming Keller & Company, Mr. Keller also worked as a senior consultant in a larger consulting firm. In that position, he broadened his activities and experience, becoming more involved with institutional operations, business and strategic planning, regulatory policies and procedures, performance analysis, conversion appraisals, and fairness opinions. Mr. Keller established Keller & Company in November 1985 to better serve the needs of the financial institution industry.

Mr. Keller graduated from the College of Wooster with a B.A. in Economics in 1972, and later received an M.B.A. in Finance in 1976 from the Ohio State University where he took numerous courses in corporate stock valuations.

SUSAN H. O'DONNELL has twenty years of experience in the finance and accounting areas of the banking industry.

At the start of her career, Ms. O'Donnell worked in public accounting for Coopers & Lybrand in Cincinnati and earned her CPA. Her clients consisted primarily of financial institutions and health care companies.

Ms. O'Donnell then joined Empire Bank of America in Buffalo, New York. During her five years with Empire, Ms. O'Donnell progressed to the level of Vice President and was responsible for SEC, FHLB and internal financial reporting. She also coordinated the offering circular for its initial offering of common stock.

Ms. O'Donnell later joined Banc One Corporation where she worked for eleven years. She began her career at Banc One in the Corporate Accounting Department where she was responsible for SEC, Federal Reserve and investor relations reporting and coordinated the offering documents for stock and debt offerings. She also performed acquisition work including regulatory applications and due diligence and established accounting policies and procedures for all affiliates. Ms. O'Donnell later moved within Banc One to the position of chief financial officer of the Personal Trust business responsible for $225 million in revenue. She then provided leadership as the Director of Personal Trust Integration responsible for various savings and revenue enhancements related to the Bank One/First Chicago merger.

Ms. O'Donnell graduated from Miami University with a B.S. in Business. She also completed the Leading Strategic Change Program at The Darden School of Business and the Banc One Leadership Development Program.

JOHN A. SHAFFERhas over thirty years experience in banking, finance, real estate lending, and development.

Following his university studies, Mr. Shaffer served as a lending officer for a large real estate investment trust, specializing in construction and development loans. Having gained experience in loan underwriting, management and workout, he later joined Chemical Bank of New York and was appointed Vice President for Loan Administration of Chemical Mortgage Company in Columbus, Ohio. At Chemical, he managed all commercial and residential loan servicing, administering a portfolio in excess of $2 billion. His responsibilities also included the analysis, management and workout of problem commercial real estate loans and equity holdings, and the structuring, negotiation, acquisition and sale of loan servicing, mortgage and equity securities and real estate projects. Mr. Shaffer later formed and managed an independent real estate and financial consulting firm, serving corporate and institutional clients, and also investing in and developing real estate.

Mr. Shaffer's primary activities and responsibilities have included financial analysis, projection and modeling, asset and liability management, real estate finance and development, loan management and workout, organizational and financial administration, budgeting, cash flow management and project design.

Mr. Shaffer graduated from Syracuse University with a B.S. in Business Administration, later receiving an M.B.A. in Finance and a Ph.D. in Economics from New York University.

F. SCOTT O'DONNELL has over thirty-five years of experience in the banking industry and regulatory environment. Mr. O'Donnell's banking career began in 1972 when he worked for a small regional bank in eastern Ohio, serving the bank and its holding company as a senior credit officer, executive vice president and a director. In 1980, Mr. O'Donnell joined the Society Corporation (N.K.A. KeyCorp) in Cleveland, Ohio, starting as an executive officer responsible for credit quality in the affiliate banks. As KeyCorp grew, his responsibilities expanded to include credit policies, board reporting and internal loan review.

In 1999, Mr. O'Donnell was appointed Superintendent of Financial Institutions for the State of Ohio. This position substantially expanded Mr. O'Donnell's responsibilities to include the supervision of savings and loans, credit unions, and various consumer credit organizations as well as banks. During this time, Mr. O'Donnell oversaw the chartering of numerous new banks and the regulatory supervision of banks subject to formal and informal enforcement action, including Memoranda of Understanding, Written Agreements, and Cease and Desist Orders. At the same time, Mr. O'Donnell developed a strong working relationship with federal regulators who shared the supervision of the various financial institutions.

Mr. O'Donnell has been a policy maker in the banks and regulatory agencies in which he worked. This unique combination of experiences well suits him to assist financial institutions that need compliance and regulatory assistance.

Throughout Mr. O'Donnell's career, he has been active in the organizations supporting banking. He has served as a director member of the Conference of Bank Supervisors. He has been a member of the Ohio Bankers League and the Ohio Bankers Association, and continues to work with the Community Bankers Association of Ohio.

EXHIBIT B

RB 20
CERTIFICATION

I hereby certify that I have not been the subject of any criminal, civil or administrative judgments, consents, undertakings or orders, or any past administrative proceedings (excluding routine or customary audits, inspections and investigation) issued by any federal or state court, any department, agency, or commission of the U.S. Government, any state or municipality, any self-regulatory trade or professional organization, or any foreign government or governmental entity, which involve:

(i) commission of a felony, fraud, moral turpitude, dishonesty or breach of trust;

(ii) violation of securities or commodities laws or regulations;

(iii) violation of depository institution laws or regulations;

(iv) violation of housing authority laws or regulations;

(v) violation of the rules, regulations, codes or conduct or ethics of a self-regulatory trade or professional organization;

(vi) adjudication of bankruptcy or insolvency or appointment of a receiver, conservator, trustee, referee, or guardian.

I hereby certify that the statements I have made herein are true, complete and correct to the best of my knowledge and belief.

Conversion Appraiser

3/13/13
Date



Michael R. Keller

EXHIBIT C

AFFIDAVIT OF INDEPENDENCE

STATE OF OHIO,

COUNTY OF FRANKLIN, ss:

I, Michael R. Keller, being first duly sworn hereby depose and say that:

The fee which I received directly from the applicant, Sunnyside Federal Savings and Loan Association, in the amount of $27,000 for the performance of my appraisal was not related to the value determined in the appraisal and that the undersigned appraiser is independent and has fully disclosed any relationships which may have a material bearing upon the question of my independence; and that any indemnity agreement with the applicant has been fully disclosed.

Further, affiant sayeth naught.



MICHAEL R. KELLER

Sworn to before me and subscribed in my presence this 10th day of March 2013.



NOTARY PUBLIC


NOTARIAL SEAL
STATE OF OHIO

JANET M. MOHR
Notary Public, State of Ohio
My Commission Expires
12/2/2017